Oi S.A. – under Judicial Reorganization and Subsidiaries

Financial Statements for the Quarters

Ended June 30, 2021

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Company Data / Capital Breakdown

Number of Shares (thousand)	Current Quarter 06/30/2021
Paid-in Capital
Common shares	6,440,497
Preferred shares	157,727
Total	6,598,224
In Treasury
Common shares	644,020
Preferred shares	1,812
Total	645,832

1

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Balance Sheets as at June 30, 2021
Assets

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 06/30/2021	Prior Year 12/31/2020
1	Total assets	58,281,742	38,525,202
1.01	Current assets	18,354,187	6,017,124
1.01.01	Cash and cash equivalents	603,278	1,952,680
1.01.02	Cash investments	191,471	184,682
1.01.02.01	Cash investments measured at fair value through profit or loss	191,471	184,682
1.01.02.01.01	Held-for-trading securities	191,471	184,682
1.01.03	Accounts receivable	4,685,856	1,400,570
1.01.03.01	Trade receivables	4,685,856	1,400,570
1.01.04	Inventories	217,716	66,033
1.01.06	Recoverable taxes	152,149	45,159
1.01.06.01	Current recoverable taxes	152,149	45,159
1.01.07	Prepaid expenses	545,647	233,952
1.01.08	Other current assets	11,958,070	2,134,048
1.01.08.03	Other	11,958,070	2,134,048
1.01.08.03.01	Due from subsidiaries	31,815	33,912
1.01.08.03.02	Derivative financial instruments	487	0
1.01.08.03.03	Other taxes	775,593	929,572
1.01.08.03.04	Judicial deposits	1,086,537	716,047
1.01.08.03.05	Dividends and interest on capital	2,448,620	2,466
1.01.08.03.06	Pension plan assets	2,834	4,984
1.01.08.03.07	Held-for-sale assets	6,652,288	100,622
1.01.08.03.08	Other assets	959,896	346,445
1.02	Non-current assets	39,927,555	32,508,078
1.02.01	Long-term receivables	17,212,045	15,160,428
1.02.01.01	Cash investments measured at fair value through profit or loss	2,765	3,174
1.02.01.01.01	Securities at fair value	2,765	3,174
1.02.01.07	Deferred taxes	3,724,398	3,724,398
1.02.01.07.01	Deferred income tax and social contribution	3,724,398	3,724,398
1.02.01.08	Prepaid expenses	158,739	76,087
1.02.01.09	Due from related parties	7,786,831	7,587,660
1.02.01.09.02	Due from subsidiaries	7,786,831	7,587,660
1.02.01.10	Other non-current assets	5,539,312	3,769,109
1.02.01.10.03	Other taxes	642,018	445,187
1.02.01.10.04	Judicial deposits	4,375,441	3,220,445
1.02.01.10.05	Pension plan assets	38,438	36,917
1.02.01.10.06	Other assets	483,415	66,560
1.02.02	Investments	4,918,009	7,353,440
1.02.02.01	Equity interests	4,918,009	7,353,440
1.02.02.01.01	Investments in associates	51,871	0
1.02.02.01.02	Investments in subsidiaries	4,825,477	7,339,368
1.02.02.01.03	Interests in joint ventures	24,298	0
1.02.02.01.04	Other investments	16,363	14,072
1.02.03	Property, plant and equipment	15,003,298	6,948,832
1.02.03.01	Property, plant and equipment in service	10,869,066	6,022,330
1.02.03.02	Right of use in a lease	2,571,268	679,405
1.02.03.03	Property, plant and equipment in progress	1,562,964	247,097
1.02.04	Intangible assets	2,794,203	3,045,378

2

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Balance Sheets as at June 30, 2021
Assets

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 06/30/2021	Prior Year 12/31/2020
1.02.04.01	Intangible assets	2,794,203	3,045,378
1.02.04.01.02	Regulatory licenses	2,688,297	2,986,914
1.02.04.01.03	Software	43,079	5,710
1.02.04.01.04	Intangibles in progress	94	84
1.02.04.01.05	Other	62,733	52,670

3

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Balance Sheets as at June 30, 2021
Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 06/30/2021	Prior Year 12/31/2020
2	Total liabilities and shareholders’ equity	58,281,742	38,525,202
2.01	Current liabilities	7,351,675	3,044,306
2.01.01	Payroll and related taxes	261,226	284,171
2.01.01.02	Mandatory benefits	261,226	284,171
2.01.02	Trade payables	3,264,495	970,071
2.01.02.01	Domestic suppliers	3,264,495	970,071
2.01.02.01.01	Trade payables	2,497,743	820,488
2.01.02.01.02	Trade payables subject to the Judicial Reorganization	766,752	149,583
2.01.04	Borrowings and financing	395,840	408,027
2.01.04.01	Borrowings and financing	395,840	408,027
2.01.04.01.01	In local currency	930	2,226
2.01.04.01.02	In foreign currency	394,910	405,801
2.01.05	Other payables	3,020,515	910,170
2.01.05.02	Other	3,020,515	910,170
2.01.05.02.01	Dividends and interest on capital payable	825,330	4,775
2.01.05.02.04	Other taxes	350,887	174,097
2.01.05.02.05	Tax refinancing program	83,723	55,784
2.01.05.02.06	Derivative financial instruments	37,424	10,967
2.01.05.02.07	Licenses and concessions payable	0	17,828
2.01.05.02.08	Leases payable	510,872	146,415
2.01.05.02.09	Assignment of receivables	196,720	41,268
2.01.05.02.10	Other payables	1,015,559	459,036
2.01.06	Provisions	409,599	471,867
2.01.06.01	Tax, social security, labor, and civil provisions	409,599	471,867
2.01.06.01.01	Tax provisions	9,712	4,247
2.01.06.01.02	Social security and labor provisions	38,492	58,888
2.01.06.01.04	Civil provisions	361,395	408,732
2.02	Non-current liabilities	45,069,044	27,729,404
2.02.01	Borrowings and financing	20,591,205	12,935,035
2.02.01.01	Borrowings and financing	20,591,205	12,935,035
2.02.01.01.01	In local currency	8,480,112	4,039,068
2.02.01.01.02	In foreign currency	12,111,093	8,895,967
2.02.02	Other payables	20,076,688	12,679,013
2.02.02.01	Due to related parties	1,682,960	1,591,964
2.02.02.01.02	Payables to subsidiaries	1,682,960	1,591,964
2.02.02.02	Other	18,393,728	11,087,049
2.02.02.02.03	Trade payables subject to the Judicial Reorganization	3,201,160	1,444,477
2.02.02.02.04	Tax refinancing program	195,638	156,845
2.02.02.02.05	Other taxes	934,104	549,829
2.02.02.02.06	Provision for negative shareholders’ equity	6,409,554	6,017,583
2.02.02.02.07	Leases payable	2,129,410	541,805
2.02.02.02.08	Assignment of receivables	81,967	37,829
2.02.02.02.09	Other payables	5,441,895	2,338,681
2.02.04	Provisions	4,401,151	2,115,356
2.02.04.01	Tax, social security, labor, and civil provisions	4,401,151	2,115,356
2.02.04.01.01	Tax provisions	938,902	232,770

4

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Balance Sheets as at June 30, 2021
Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 06/30/2021	Prior Year 12/31/2020
2.02.04.01.02	Social security and labor provisions	1,005,419	602,176
2.02.04.01.03	Accrued employee benefits	752,152	702,058
2.02.04.01.04	Civil provisions	1,704,678	578,352
2.03	Shareholders’ equity	5,861,023	7,751,492
2.03.01	Realized capital	32,538,937	32,538,937
2.03.02	Capital reserves	3,886,861	3,873,456
2.03.02.02	Special merger goodwill reserve	1,750,494	1,750,494
2.03.02.05	Treasury shares	-33,315	-33,315
2.03.02.08	Other capital reserves	1,379,234	1,379,234
2.03.02.10	Interest on construction in progress	745,756	745,756
2.03.02.11	Law 8200/91 inflation adjustment	31,287	31,287
2.03.02.13	Share-based compensation	13,405	0
2.03.05	Retained earnings/accumulated losses	-30,156,502	-28,257,917
2.03.06	Valuation adjustments to equity	-801,073	-801,073
2.03.08	Other comprehensive income	392,800	398,089

5

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statements of Profit or Loss for the Periods Ended June 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 4/1/2021 to 6/30/2021	YTD 1/1/2021 to 6/30/2021	Same Quarter Prior Year 4/1/2020 to 6/30/2020	Prior YTD 1/1/2020 to 6/30/2020
3.01	Net operating revenue	1,708,715	2,638,986	772,470	1,579,128
3.02	Cost of sales and/or services	-1,474,194	-2,265,506	-669,788	-1,350,764
3.03	Gross profit	234,521	373,480	102,682	228,364
3.04	Operating expenses/revenue	974,156	-1,753,302	-2,242,751	-7,195,505
3.04.01	Selling expenses	-238,119	-393,262	-125,922	-266,668
3.04.02	General and administrative expenses	-275,680	-489,837	-206,232	-423,780
3.04.04	Other operating income	181,027	411,003	129,977	281,274
3.04.05	Other operating expenses	-121,709	-162,592	-34	-66,021
3.04.06	Share of results of investees	1,428,637	-1,118,614	-2,040,540	-6,720,310
3.05	Profit (loss) before financial income (expenses) and taxes	1,208,677	-1,379,822	-2,140,069	-6,967,141
3.06	Financial income (expenses)	-40,886	-886,022	-917,768	-2,186,050
3.06.01	Financial income	-840,197	260,508	623,748	2,899,202
3.06.02	Financial expenses	799,311	-1,146,530	-1,541,516	-5,085,252
3.07	Profit (loss) before taxes on income	1,167,791	-2,265,844	-3,057,837	-9,153,191
3.08	Income tax and social contribution	0	0	0	12,085
3.08.02	Deferred	0	0	0	12,085
3.09	Profit (loss) for the period from continuing operations	1,167,791	-2,265,844	-3,057,837	-9,141,106
3.10	Profit (loss) for the period from discontinued operations	-28,838	367,259	-351,547	-548,343
3.10.01	Profit/loss from discontinued operations	-28,838	367,259	-351,547	-548,343
3.11	Profit/loss for the period	1,138,953	-1,898,585	-3,409,384	-9,689,449
3.99	Earnings per share - (R$ per share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares (ON)	0.19000	-0.32000	-0.57000	-1.63000
3.99.01.02	Preferred shares (PN)	0.19000	-0.32000	-0.57000	-1.63000
3.99.02	Diluted earnings per share
3.99.02.01	Common shares (ON)	0.19000	-0.32000	-0.57000	-1.63000
3.99.02.02	Preferred shares (PN)	0.19000	-0.32000	-0.57000	-1.63000

6

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statements of Comprehensive Income for the Periods Ended June 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 4/1/2021 to 6/30/2021	YTD 1/1/2021 to 6/30/2021	Same Quarter Prior Year 4/1/2020 to 6/30/2020	Prior YTD 1/1/2020 to 6/30/2020
4.01	Profit for the period	1,138,953	-1,898,585	-3,409,384	-9,689,449
4.02	Other comprehensive income	-10,808	-5,289	56,645	108,619
4.02.01	Hedge accounting gain	-9,977	-4,453	0	1,152
4.02.02	Actuarial gain	31	63	55,747	55,747
4.02.03	Exchange losses on investment abroad	-862	-899	898	51,720
4.03	Comprehensive income for the period	1,128,145	-1,903,874	-3,352,739	-9,580,830

7

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statements of Cash Flows - Indirect Method
for the Periods Ended June 30, 2021 and 2020

(In thousands of Brazilian reais – R$)

Code	Line Item	YTD 1/1/2021 to 6/30/2021	Prior YTD 1/1/2020 to 6/30/2020
6.01	Net cash from operating activities	-971,687	-624,370
6.01.01	Cash generated by operations	967,918	385,722
6.01.01.01	Pre-tax loss	-2,265,844	-9,153,191
6.01.01.02	Charges, interest income, inflation adjustment, and exchange differences	-1,411,534	8,155,999
6.01.01.03	Debt discount amortization and inflation adjustments and exchange differences	2,285,713	-6,431,898
6.01.01.04	Adjustment of trade payables to fair value	147,109	43,349
6.01.01.05	Derivative transactions	23,672	127,581
6.01.01.06	Depreciation and amortization	1,111,183	760,600
6.01.01.07	Expected losses on trade receivables	2,340	25,381
6.01.01.08	Provisions/(reversals)	-24,222	3,500
6.01.01.09	Equity in investees	1,118,614	6,720,310
6.01.01.10	Gain (loss) on disposals and write-offs of assets	-115,456	24,663
6.01.01.11	Concession Agreement Extension Fee - ANATEL	35,027	29,669
6.01.01.12	Employee and management profit sharing	20,531	5,977
6.01.01.13	Tax recovery	-5,649	-74,458
6.01.01.14	Inflation adjustment to provisions/(reversals)	34,926	181,387
6.01.01.15	Inflation adjustment to tax refinancing program	1,377	2,433
6.01.01.16	Other	10,131	-35,580
6.01.02	Changes in assets and liabilities	-1,432,206	-646,396
6.01.02.01	Accounts receivable	-490,653	-416,121
6.01.02.02	Inventories	-16,447	4,216
6.01.02.03	Taxes	392,154	130,225
6.01.02.04	Increases/decreases of cash investments	1,371	921
6.01.02.05	Trade payables	-611,306	-300,940
6.01.02.06	Payroll, related taxes and benefits	-93,848	-26,862
6.01.02.07	Licenses and concessions	-34,557	0
6.01.02.08	Provisions	-128,874	-88,005
6.01.02.09	Other assets and liabilities	-450,046	50,170
6.01.03	Other	-507,399	-363,696
6.01.03.01	Financial charges paid - debt	-443,702	-351,358
6.01.03.02	Financial charges paid - leases	-63,697	-12,338
6.02	Net cash from investing activities	-951,301	1,979,221
6.02.01	Purchases of tangibles and intangibles	-717,214	-449,458
6.02.02	Due from related parties – receipts/releases	-22,546	365,292
6.02.03	Proceeds from the sale of investments and capital assets	332,641	0
6.02.04	Cash received due to capital reduction in subsidiary - PT Participações	0	2,933,982
6.02.05	Judicial deposits	-45,671	-39,690
6.02.06	Redemptions of judicial deposits	185,579	248,727

8

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statements of Cash Flows - Indirect Method
for the Periods Ended June 30, 2021 and 2020

(In thousands of Brazilian reais – R$)

Code	Line Item	YTD 1/1/2021 to 6/30/2021	Prior YTD 1/1/2020 to 6/30/2020
6.02.07	Capital increase in subsidiaries	-684,090	-179,632
6.02.08	Advance for future capital increase in subsidiary	0	-900,000
6.03	Net cash from financing activities	574,824	-209,004
6.03.01	Repayment of principal of borrowings and financing	-1,326	-1,824
6.03.02	Proceeds from/(repayments of) derivative financial instrument transactions	-4,073	-128,733
6.03.03	Tax refinancing program	-30,404	-18,994
6.03.04	Leases	-114,457	-59,453
6.03.05	Cash and cash equivalents acquired by merger	725,084	0
6.04	Exchange differences on cash and cash equivalents	-1,238	160,093
6.05	Increase (decrease) in cash and cash equivalents	-1,349,402	1,305,940
6.05.01	Cash and cash equivalents at the beginning of the period	1,952,680	949,967
6.05.02	Cash and cash equivalents at the end of the period	603,278	2,255,907

9

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statement of Changes in Equity for the Period January 1, 2021 to June 30, 2021

(In thousands of Brazilian reais - R$)

Code	Line Item	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	32,538,937	3,873,456	0	-28,257,917	-402,984	7,751,492
5.03	Adjusted opening balances	32,538,937	3,873,456	0	-28,257,917	-402,984	7,751,492
5.04	Capital transactions with shareholders	0	13,405	0	0	0	13,405
5.04.08	Share-based compensation	0	13,405	0	0	0	13,405
5.05	Total comprehensive income	0	0	0	-1,898,585	-5,289	-1,903,874
5.05.01	Profit for the period	0	0	0	-1,898,585	0	-1,898,585
5.05.02	Other comprehensive income	0	0	0	0	-5,289	-5,289
5.05.02.06	Other comprehensive income	0	0	0	0	-5,289	-5,289
5.07	Closing balances	32,538,937	3,886,861	0	-30,156,502	-408,273	5,861,023

10

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statement of Changes in Equity for the Period January 1, 2020 to June 30, 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326
5.03	Adjusted opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326
5.04	Capital transactions with shareholders	0	5,977	0	0	0	5,977
5.04.08	Share-based compensation	0	5,977	0	0	0	5,977
5.05	Total comprehensive income	0	0	0	-9,689,449	108,619	-9,580,830
5.05.01	Profit for the period	0	0	0	-9,689,449	0	-9,689,449
5.05.02	Other comprehensive income	0	0	0	0	108,619	108,619
5.05.02.06	Other comprehensive income	0	0	0	0	108,619	108,619
5.07	Closing balances	32,538,937	3,879,433	0	-27,417,403	-925,494	8,075,473

11

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statements of Value Added

for the Periods Ended June 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	YTD 1/1/2021 to 6/30/2021	Prior YTD 1/1/2020 to 6/30/2020
7.01	Revenue	3,655,536	2,330,584
7.01.01	Sales of goods and services	3,263,038	2,075,064
7.01.02	Other income	394,838	280,901
7.01.04	Allowance for/reversal of doubtful accounts	-2,340	-25,381
7.02	Inputs purchased from third parties	-1,382,251	-947,998
7.02.01	Cost of sales and services	-57,630	-34,034
7.02.02	Supplies, power, outside services, and other inputs	-1,286,846	-882,058
7.02.04	Other	-37,775	-31,906
7.03	Gross value added	2,273,285	1,382,586
7.04	Retentions	-908,238	-1,522,754
7.04.01	Depreciation, amortization and depletion	-1,111,183	-760,600
7.04.02	Other	202,945	-762,154
7.04.02.01	Provisions (including inflation adjustment)	-10,704	-184,887
7.04.02.02	Loss for the year of discontinued operations	367,259	-548,343
7.04.02.03	Other expenses	-153,610	-28,924
7.05	Wealth created	1,365,047	-140,168
7.06	Value added received as transfer	-858,106	-3,821,108
7.06.01	Share of results of investees	-1,118,614	-6,720,310
7.06.02	Financial income	260,508	2,899,202
7.07	Wealth for distribution	506,941	-3,961,276
7.08	Wealth distributed	506,941	-3,961,276
7.08.01	Personnel	268,312	158,274
7.08.01.01	Salaries and wages	197,750	108,646
7.08.01.02	Benefits	47,799	36,921
7.08.01.03	Severance pay fund (FGTS)	16,369	10,241
7.08.01.04	Other	6,394	2,466
7.08.02	Taxes and fees	510,967	385,149
7.08.02.01	Federal	29,117	-28,513
7.08.02.02	State	459,554	403,051
7.08.02.03	Municipal	22,296	10,611
7.08.03	Lenders and lessors	1,626,247	5,184,750
7.08.03.01	Interest	1,140,112	4,947,915
7.08.03.02	Rentals	486,135	236,835
7.08.04	Shareholders	-1,898,585	-9,689,449
7.08.04.03	Retained earnings/Accumulated losses for the period	-1,898,585	-9,689,449

12

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Balance Sheets as at June 30, 2021
Assets

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 06/30/2021	Prior Year 12/31/2020
1	Total assets	74,894,122	73,839,787
1.01	Current assets	43,849,483	33,795,738
1.01.01	Cash and cash equivalents	1,430,238	4,107,941
1.01.02	Cash investments	194,939	193,715
1.01.02.01	Cash investments measured at fair value through profit or loss	194,939	193,715
1.01.02.01.01	Held-for-trading securities	194,939	193,715
1.01.03	Accounts receivable	3,894,687	3,974,238
1.01.03.01	Trade receivables	3,894,687	3,974,238
1.01.04	Inventories	430,223	378,462
1.01.06	Recoverable taxes	361,917	358,121
1.01.06.01	Current recoverable taxes	361,917	358,121
1.01.07	Prepaid expenses	712,581	330,131
1.01.08	Other current assets	36,824,898	24,453,130
1.01.08.03	Other	36,824,898	24,453,130
1.01.08.03.01	Derivative financial instruments	487	0
1.01.08.03.02	Other taxes	1,172,390	1,823,451
1.01.08.03.03	Judicial deposits	1,164,368	1,095,827
1.01.08.03.04	Dividends	25	0
1.01.08.03.05	Pension plan assets	5,286	7,618
1.01.08.03.06	Held-for-sale assets	33,627,961	20,771,942
1.01.08.03.07	Other assets	854,381	754,292
1.02	Non-current assets	31,044,639	40,044,049
1.02.01	Long-term receivables	10,405,338	12,087,591
1.02.01.01	Cash investments measured at fair value through profit or loss	9,774	10,341
1.02.01.01.01	Securities at fair value	9,774	10,341
1.02.01.07	Deferred taxes	3,671,070	3,671,070
1.02.01.07.01	Deferred income tax and social contribution	3,671,070	3,671,070
1.02.01.08	Prepaid expenses	147,152	128,385
1.02.01.10	Other non-current assets	6,577,342	8,277,795
1.02.01.10.03	Other taxes	1,198,662	1,447,166
1.02.01.10.04	Judicial deposits	4,768,670	6,198,008
1.02.01.10.05	Pension plan assets	38,438	36,917
1.02.01.10.06	Other assets	571,572	595,704
1.02.02	Investments	113,159	123,579
1.02.02.01	Equity interests	113,159	123,579
1.02.02.01.01	Investments in associates	51,871	50,799
1.02.02.01.04	Interests in joint ventures	24,298	25,081
1.02.02.01.05	Other investments	36,990	47,699
1.02.03	Property, Plant And Equipment	17,160,981	24,135,058
1.02.03.01	Property, plant and equipment in service	11,908,976	19,273,642
1.02.03.02	Right of use in a lease	3,077,782	2,908,501
1.02.03.03	Property, plant and equipment in progress	2,174,223	1,952,915
1.02.04	Intangible assets	3,365,161	3,697,821
1.02.04.01	Intangible assets	3,365,161	3,697,821

13

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Balance Sheets as at June 30, 2021
Assets

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 06/30/2021	Prior Year 12/31/2020
1.02.04.01.02	Regulatory licenses	2,680,679	2,979,314
1.02.04.01.03	Software	497,618	517,023
1.02.04.01.04	Intangibles in progress	2,045	9,111
1.02.04.01.05	Other	184,819	192,373

14

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Balance Sheets as at June 30, 2021
Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 06/30/2021	Prior Year 12/31/2020
2	Total liabilities and shareholders’ equity	74,894,122	73,839,787
2.01	Current liabilities	26,321,969	18,013,108
2.01.01	Payroll and related taxes	569,712	742,378
2.01.01.02	Mandatory benefits	569,712	742,378
2.01.02	Trade payables	3,906,658	3,275,919
2.01.02.01	Domestic suppliers	3,906,658	3,275,919
2.01.02.01.01	Trade payables	3,113,841	2,742,395
2.01.02.01.02	Trade payables subject to the Judicial Reorganization	792,817	533,524
2.01.03	Taxes payable	10,659	12,382
2.01.03.01	Federal taxes payable	10,659	12,382
2.01.03.01.01	Income tax and social contribution payable	10,659	12,382
2.01.04	Borrowings and financing	3,840,659	424,957
2.01.04.01	Borrowings and financing	3,840,659	424,957
2.01.04.01.01	In local currency	3,445,749	19,156
2.01.04.01.02	In foreign currency	394,910	405,801
2.01.05	Other payables	17,448,731	12,775,530
2.01.05.02	Other	17,448,731	12,775,530
2.01.05.02.01	Dividends and interest on capital payable	19,750	18,094
2.01.05.02.04	Derivative financial instruments	37,424	10,967
2.01.05.02.05	Other taxes	1,649,517	1,189,145
2.01.05.02.06	Tax refinancing program	94,433	93,715
2.01.05.02.07	Licenses and concessions payable	0	43,415
2.01.05.02.08	Leases payable	715,886	654,662
2.01.05.02.09	Liabilities associated to held-for-sale assets	13,146,285	9,195,376
2.01.05.02.10	Assignment of receivables	196,720	196,720
2.01.05.02.11	Other payables	1,588,716	1,373,436
2.01.06	Provisions	545,550	781,942
2.01.06.01	Tax, social security, labor, and civil provisions	545,550	781,942
2.01.06.01.01	Tax provisions	26,530	42,576
2.01.06.01.02	Social security and labor provisions	58,564	138,409
2.01.06.01.03	Accrued employee benefits	460,456	0
2.01.06.01.04	Civil provisions	0	600,957
2.02	Non-current liabilities	42,696,409	48,056,769
2.02.01	Borrowings and financing	22,715,366	25,918,777
2.02.01.01	Borrowings and financing	22,715,366	25,918,777
2.02.01.01.01	In local currency	9,891,708	13,052,638
2.02.01.01.02	In foreign currency	12,823,658	12,866,139
2.02.02	Other payables	14,387,825	16,407,413
2.02.02.02	Other	14,387,825	16,407,413
2.02.02.02.03	Trade payables subject to the Judicial Reorganization	3,452,764	5,020,972
2.02.02.02.04	Other taxes	1,314,716	1,324,000
2.02.02.02.05	Leases payable	2,456,052	2,327,016
2.02.02.02.06	Tax refinancing program	212,364	252,502
2.02.02.02.07	Assignment of receivables	81,967	180,327
2.02.02.02.08	Other payables	6,869,962	7,302,596
2.02.04	Provisions	5,593,218	5,730,579

15

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Balance Sheets as at June 30, 2021
Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 06/30/2021	Prior Year 12/31/2020
2.02.04.01	Tax, social security, labor, and civil provisions	5,593,218	5,730,579
2.02.04.01.01	Tax provisions	1,124,295	1,182,841
2.02.04.01.02	Social security and labor provisions	1,585,162	1,658,211
2.02.04.01.03	Accrued employee benefits	752,152	702,058
2.02.04.01.04	Civil provisions	2,131,609	2,187,469
2.03	Consolidated shareholders’ equity	5,875,744	7,769,910
2.03.01	Realized capital	32,538,937	32,538,937
2.03.02	Capital reserves	3,886,861	3,873,456
2.03.02.02	Special merger goodwill reserve	1,750,494	1,750,494
2.03.02.05	Treasury shares	-33,315	-33,315
2.03.02.08	Other capital reserves	1,379,234	1,379,234
2.03.02.10	Interest on construction in progress	745,756	745,756
2.03.02.11	Law 8200/91 inflation adjustment	31,287	31,287
2.03.02.13	Share-based compensation	13,405	0
2.03.05	Retained earnings/accumulated losses	-30,156,502	-28,257,917
2.03.06	Valuation adjustments to equity	-801,073	-801,073
2.03.08	Other comprehensive income	392,800	398,089
2.03.09	Non-controlling interests	14,721	18,418

16

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statements of Profit or Loss for the Periods Ended June 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 4/1/2021 to 6/30/2021	YTD 1/1/2021 to 6/30/2021	Same Quarter Prior Year 4/1/2020 to 6/30/2020	Prior YTD 1/1/2020 to 6/30/2020
3.01	Net operating revenue	2,234,761	4,473,101	2,301,381	4,716,730
3.02	Cost of sales and/or services	-1,424,732	-3,311,071	-1,429,461	-3,280,720
3.03	Gross profit	810,029	1,162,030	871,920	1,436,010
3.04	Operating expenses/revenue	-987,424	-1,196,178	-1,158,976	-1,903,385
3.04.01	Selling expenses	-570,294	-1,131,473	-486,432	-995,657
3.04.02	General and administrative expenses	-543,084	-1,119,366	-675,114	-1,388,375
3.04.04	Other operating income	575,594	1,824,197	432,780	1,206,435
3.04.05	Other operating expenses	-450,608	-770,701	-430,693	-756,533
3.04.06	Share of results of investees	968	1,165	483	30,745
3.05	Profit (loss) before financial income (expenses) and taxes	-177,395	-34,148	-287,056	-467,375
3.06	Financial income (expenses)	1,346,319	-2,226,048	-2,854,206	-8,765,246
3.06.01	Financial income	30,583	209,924	102,768	680,768
3.06.02	Financial expenses	1,315,736	-2,435,972	-2,956,974	-9,446,014
3.07	Profit (loss) before taxes on income	1,168,924	-2,260,196	-3,141,262	-9,232,621
3.08	Income tax and social contribution	-881	-9,406	-591	33,774
3.08.01	Current	-881	-9,406	-591	9,960
3.08.02	Deferred	0	0	0	23,814
3.09	Profit (loss) for the period from continuing operations	1,168,043	-2,269,602	-3,141,853	-9,198,847
3.10	Profit (loss) for the period from discontinued operations	-28,838	367,259	-351,547	-548,343
3.10.01	Profit/loss from discontinued operations	-28,838	367,259	-351,547	-548,343
3.11	Consolidated profit/loss for the period	1,139,205	-1,902,343	-3,493,400	-9,747,190
3.11.01	Attributable to the Company owner	1,138,953	-1,898,585	-3,409,384	-9,689,449
3.11.02	Attributable to non-controlling interests	252	-3,758	-84,016	-57,741
3.99	Earnings per share - (R$ per share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares (ON)	0.19000	-0.32000	-0.57000	-1.63000
3.99.01.02	Preferred shares (PN)	0.19000	-0.32000	-0.57000	-1.63000
3.99.02	Diluted earnings per share

17

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statements of Profit or Loss for the Periods Ended June 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 4/1/2021 to 6/30/2021	YTD 1/1/2021 to 6/30/2021	Same Quarter Prior Year 4/1/2020 to 6/30/2020	Prior YTD 1/1/2020 to 6/30/2020
3.99.02.01	Common shares (ON)	0.19000	-0.32000	-0.57000	-1.63000
3.99.02.02	Preferred shares (PN)	0.19000	-0.32000	-0.57000	-1.63000

18

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statements of Comprehensive Income for the Periods Ended June 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 4/1/2021 to 6/30/2021	YTD 1/1/2021 to 6/30/2021	Same Quarter Prior Year 4/1/2020 to 6/30/2020	Prior YTD 1/1/2020 to 6/30/2020
4.01	Consolidated profit for the period	1,139,205	-1,902,343	-3,493,400	-9,747,190
4.02	Other comprehensive income	-12,647	-5,228	56,645	108,619
4.02.01	Hedge accounting gain	-9,977	-4,453	0	1,152
4.02.02	Actuarial gain	31	63	55,747	55,747
4.02.03	Exchange losses on investment abroad	-2,701	-838	898	51,720
4.03	Consolidated comprehensive income for the period	1,126,558	-1,907,571	-3,436,755	-9,638,571
4.03.01	Attributable to the Company owner	1,128,145	-1,903,874	-3,352,739	-9,580,830
4.03.02	Attributable to non-controlling interests	-1,587	-3,697	-84,016	-57,741

19

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statements of Cash Flows - Indirect Method
for the Periods Ended June 30, 2021 and 2020

(In thousands of Brazilian reais – R$)

Code	Line Item	YTD 1/1/2021 to 6/30/2021	Prior YTD 1/1/2020 to 6/30/2020
6.01	Net cash from operating activities	-2,428,154	1,704,392
6.01.01	Cash generated by operations	1,500,039	2,277,924
6.01.01.01	Pre-tax loss	-2,260,196	-9,232,621
6.01.01.02	Charges, interest income, inflation adjustment, and exchange differences	858,731	10,329,895
6.01.01.03	Debt discount amortization and inflation adjustments and exchange differences	1,027,190	-2,598,494
6.01.01.04	Adjustment of trade payables to fair value	64,564	131,252
6.01.01.05	Derivative transactions	23,672	127,581
6.01.01.06	Depreciation and amortization	1,891,629	1,792,392
6.01.01.07	Expected losses on trade receivables	51,281	82,562
6.01.01.08	Provisions/(reversals)	78,930	63,042
6.01.01.09	Equity in investees	-1,165	-30,745
6.01.01.10	Loss on disposals and write-offs of assets	-1,008,827	-103,929
6.01.01.12	Concession Agreement Extension Fee - ANATEL	52,048	193,476
6.01.01.13	Employee and management profit sharing	63,467	34,760
6.01.01.14	Tax recovery	-16,849	-273,113
6.01.01.15	Inflation adjustment to provisions/(reversals)	151,518	377,374
6.01.01.16	Inflation adjustment to tax refinancing program	2,309	4,452
6.01.01.17	Other	-5,005	-71,164
6.01.01.18	Cash flows from discontinued operations	526,742	1,451,204
6.01.02	Changes in assets and liabilities	-3,138,126	-75,267
6.01.02.01	Accounts receivable	28,733	-367,696
6.01.02.02	Inventories	-52,772	33,592
6.01.02.03	Taxes	759,770	656,470
6.01.02.04	Increases/decreases of cash investments	3,154	974
6.01.02.05	Trade payables	-953,189	-493,949
6.01.02.06	Payroll, related taxes and benefits	-221,862	-71,686
6.01.02.07	Licenses and concessions	-83,673	-41,209
6.01.02.08	Provisions	-299,000	-218,601
6.01.02.09	Changes in assets and liabilities held for sale	-1,901,524	210,896
6.01.02.10	Other assets and liabilities	-417,763	215,942
6.01.03	Other	-790,067	-498,265
6.01.03.01	Financial charges paid - debt	-654,306	-352,074
6.01.03.02	Financial charges paid - leases	-76,566	-66,292
6.01.03.03	Income tax and social contribution paid - Company	-5,813	-33,430
6.01.03.04	Income tax and social contribution paid - third parties	-53,382	-46,469
6.02	Net cash from investing activities	-1,937,852	283,819
6.02.01	Purchases of tangibles and intangibles	-1,160,661	-1,137,323
6.02.02	Proceeds from the sale of investments and capital assets	1,057,846	129,984
6.02.03	Cash received on the sale of investments - PT Ventures	0	3,912,601
6.02.04	Judicial deposits	-164,082	-155,580
6.02.05	Redemptions of judicial deposits	263,162	349,234

20

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statements of Cash Flows - Indirect Method
for the Periods Ended June 30, 2021 and 2020

(In thousands of Brazilian reais – R$)

Code	Line Item	YTD 1/1/2021 to 6/30/2021	Prior YTD 1/1/2020 to 6/30/2020
6.02.06	Cash flows from discontinued operations	-1,934,117	-2,815,097
6.03	Net cash from financing activities	1,689,821	1,566,000
6.03.01	Borrowings net of costs	0	2,473,319
6.03.02	Repayment of principal of borrowings and financing	-2,056	-4,919
6.03.03	Proceeds from/(repayments of) derivative financial instrument transactions	-4,073	-128,733
6.03.04	Tax refinancing program	-40,313	-28,135
6.03.05	Leases	-293,707	-305,703
6.03.06	Cash flows from discontinued operations	2,029,970	-439,829
6.04	Exchange differences on cash and cash equivalents	-1,518	214,497
6.05	Increase (decrease) in cash and cash equivalents	-2,677,703	3,768,708
6.05.01	Cash and cash equivalents at the beginning of the period	4,107,941	2,081,945
6.05.02	Cash and cash equivalents at the end of the period	1,430,238	5,850,653

21

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statement of Changes in Equity for the Period January 1, 2021 to June 30, 2021

(In thousands of Brazilian reais - R$)

Code	Line Item	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity	Non-controlling interests	Consolidated equity
5.01	Opening balances	32,538,937	3,873,456	0	-28,257,917	-402,984	7,751,492	18,418	7,769,910
5.03	Adjusted opening balances	32,538,937	3,873,456	0	-28,257,917	-402,984	7,751,492	18,418	7,769,910
5.04	Capital transactions with shareholders	0	13,405	0	0	0	13,405	0	13,405
5.04.08	Share-based compensation	0	13,405	0	0	0	13,405	0	13,405
5.05	Total comprehensive income	0	0	0	-1,898,585	-5,289	-1,903,874	-3,697	-1,907,571
5.05.01	Profit for the period	0	0	0	-1,898,585	0	-1,898,585	-3,758	-1,902,343
5.05.02	Other comprehensive income	0	0	0	0	-5,289	-5,289	61	-5,228
5.05.02.06	Other comprehensive income	0	0	0	0	-5,289	-5,289	61	-5,228
5.07	Closing balances	32,538,937	3,886,861	0	-30,156,502	-408,273	5,861,023	14,721	5,875,744

22

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statement of Changes in Equity for the Period January 1, 2020 to June 30, 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity	Non-controlling interests	Consolidated equity
5.01	Opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326	146,180	17,796,506
5.03	Adjusted opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326	146,180	17,796,506
5.04	Capital transactions with shareholders	0	5,977	0	0	0	5,977	0	5,977
5.04.08	Share-based compensation	0	5,977	0	0	0	5,977	0	5,977
5.05	Total comprehensive income	0	0	0	-9,689,449	108,619	-9,580,830	-57,741	-9,638,571
5.05.01	Profit for the period	0	0	0	-9,689,449	0	-9,689,449	-57,741	-9,747,190
5.05.02	Other comprehensive income	0	0	0	0	108,619	108,619	0	108,619
5.05.02.06	Other comprehensive income	0	0	0	0	108,619	108,619	0	108,619
5.07	Closing balances	32,538,937	3,879,433	0	-27,417,403	-925,494	8,075,473	88,439	8,163,912

23

Interim Financial Information (ITR) - June 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statements of Value Added

for the Periods Ended June 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	YTD 1/1/2021 to 6/30/2021	Prior YTD 1/1/2020 to 6/30/2020
7.01	Revenue	7,515,286	7,160,210
7.01.01	Sales of goods and services	5,773,671	6,083,816
7.01.02	Other income	1,792,896	1,158,956
7.01.04	Allowance for/reversal of doubtful accounts	-51,281	-82,562
7.02	Inputs purchased from third parties	-2,339,158	-2,576,444
7.02.01	Cost of sales and services	-76,816	-84,236
7.02.02	Supplies, power, outside services, and other inputs	-2,193,278	-2,391,499
7.02.04	Other	-69,064	-100,709
7.03	Gross value added	5,176,128	4,583,766
7.04	Retentions	-2,055,831	-3,009,531
7.04.01	Depreciation, amortization and depletion	-1,891,629	-1,792,392
7.04.02	Other	-164,202	-1,217,139
7.04.02.01	Provisions (including inflation adjustment)	-230,448	-428,647
7.04.02.02	Loss for the year of discontinued operations	367,259	-548,343
7.04.02.03	Other expenses	-301,013	-240,149
7.05	Wealth created	3,120,297	1,574,235
7.06	Value added received as transfer	211,089	711,513
7.06.01	Share of results of investees	1,165	30,745
7.06.02	Financial income	209,924	680,768
7.07	Wealth for distribution	3,331,386	2,285,748
7.08	Wealth distributed	3,331,386	2,285,748
7.08.01	Personnel	763,264	780,149
7.08.01.01	Salaries and wages	562,360	549,889
7.08.01.02	Benefits	136,519	152,693
7.08.01.03	Severance pay fund (FGTS)	45,214	53,679
7.08.01.04	Other	19,171	23,888
7.08.02	Taxes and fees	1,445,588	1,438,687
7.08.02.01	Federal	250,661	176,398
7.08.02.02	State	1,063,443	1,138,764
7.08.02.03	Municipal	131,484	123,525
7.08.03	Lenders and lessors	3,024,877	9,814,102
7.08.03.01	Interest	2,328,662	9,132,913
7.08.03.02	Rentals	696,215	681,189
7.08.04	Shareholders	-1,902,343	-9,747,190
7.08.04.03	Retained earnings/Accumulated losses for the period	-1,898,585	-9,689,449
7.08.04.04	Non-controlling interests in retained earnings	-3,758	-57,741

24

Additional Disclosures Relating to the Statement of Cash Flows

a)	Non-cash transactions

	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020 Restated	06/30/2021	06/30/2020 Restated
Variance between economic and financial investment (acquisition of PP&E and intangible assets)	268,365	49,884	230,163	(254,510)
Offset of judicial deposits against provisions	28,571	117,570	132,395	248,610
Offset of recoverable taxes against taxes payable	719,499	510,090	1,724,929	2,005,109
Fistel fee	918	368	244,037	302,551

Reconciliation of liabilities resulting from financing activities

The changes in financial charges and the settlement of the debt resulting from financing activities are presented in Note 19.

b)	Merger of Telemar Norte Leste S.A. – Under Judicial Reorganization (“Telemar”)

The assets acquired and liabilities assumed arising from the merger of Telemar on May 3, 2021 are presented in Note 1.

25

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.               GENERAL INFORMATION

Oi S.A. – under Judicial Reorganization (“Company” or “Oi”), is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. The Company also provides domestic and international long-distance services in all Regions under licenses granted by Agência Nacional de Telecomunicações - ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry (“ANATEL” or “Agency”).

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, 71 – 2º andar.

The Company also holds: (i) a concession to provide fixed local and interregional long-distance telephone services in Region I and nationwide a license to provide International Long-distance services (as a result of the merger of Telemar); and (ii) through its subsidiary Oi Móvel S.A. – under Judicial Reorganization (“Oi Móvel”) a license to provide mobile telephony services in Regions I, II and III.

In Africa, the Company provides fixed and mobile telecommunications services through own subsidiaries and the subsidiaries of Africatel Holdings B.V. (“Africatel”), and in Asia the Company provides fixed, mobile, and other telecommunications services basically related through its subsidiary Timor Telecom (Note 30).

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on B3 S.A. – Brasil, Stock Exchange, OTC (“B3”) and its American Depositary Receipts (“ADRs”) representing Oi common shares are traded on the New York Stock Exchange (“NYSE”).

Concession agreements

The local and nationwide STFC long-distance concession agreements entered into by the Company and Telemar with ANATEL are effective until December 31, 2025. These concession agreements provide for reviews on a five-year basis and in general have a higher degree of intervention in the management of the business than the licenses to provide private services. At the end of 2018, ANATEL published Public Hearing No. 51/2018 to address the revision of the Concession Agreements for the concession’s last five-year period (2021-2025) and the new General Universal Service Targets Plan (PGMU V).

The contribution period to the Public Hearing ended on March 26, 2019 and after being processed by ANATEL, it was approved under Decision 619/2020, PGMU amendment proposal, sent to the Ministry of Communications (Official Letter 478/2020/GPR-ANATEL, of December 1, 2020), in addition to the new wording of the Concession Agreements (Resolution 737/2020).

26

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In December 2020, Oi filed a Cancellation Request against Ruling No. 619/2020 and Resolution No. 737/2020, which jointly approved the PGMU V proposal and the draft Concession Agreements for the Switched Fixed-line Telephony Service (“STFC”) for 2021-2025, as stated in case file No. 53500.040174/2018-78. The drafts of the Concession Agreements were not executed by Oi, as in the case of the 2011Agreement revision.

On January 28, 2021, the Government enacted Decree 10610/2021, which repeals Decree 9619/2018 and approves the PGMU V, applicable to 2021-2025. Among the provisions of the new PGMU we highlight the introduction of the backhaul obligation, under which carriers may use the balance resulting from the changes in targets of the previous PGMU. The PGMU V also provides for the end of the obligation to build fixed wireless new access facilities required by PGMU VI and the infrastructure already in place shall be maintained.

It is worth noting that Law 13879/2019 opens the legal possibility of changing the provision of STFC services from public utility regime to the private law regime at the time the radiofrequency permits, telecommunications service concessions, and satellite exploitation rights are extended. On June 17, 2020, the authorities enacted Decree 10402, which regulates Law 13879/2019 and sets the deadline for ANATEL to issue the rules that will govern changing from concessions to permits.

As a result, ANATEL issued Resolution 741/2021, which approves the Regulation for the Adaptation of the Concessions of the Fixed Commuted Telephone Service (STFC) as Licenses of the same service. This regulation sets the rules for the migration from the concession regime to a licensing regime, pending, however, the definition of the Migration Balance Calculation Methodology and its quantification, on a case-by-case basis, by concessionaire (the work is being conducted by a consulting firm engaged by ANATEL/UIT and is expected to be approved by the Agency’s Board of Directors by the end of the second half of 2021).

On December 30, 2020, Oi filed a Request for Arbitration Proceedings with ANATEL for the discussion of issues regarding our Concession Agreements. This request is currently under review by ANATEL.

With the approval of the Judicial Reorganization Plan (“JRP”, “Plan” or “Original Plan”), ANATEL initiated some procedures aiming at monitoring the Company’s financial situation, as well as to assess its Company’s ability to discharge its obligations arising from the terms of the concession agreements. In March 2019, ANATEL decided, among other issues, to maintain the special monitoring of the provision of telecommunications services of the Oi Group companies in 2019 by imposing actions related to transparency, corporate governance, and corporate control, financial and operating performance, and asset and credit management, as informed in the Notice to the Market disclosed by the Company on May 8, 2019.

On February 10, 2020, as reported in the Notice to the Market released by the Company, ANATEL’s Board of Directors concluded there was no longer the need for special monitoring based on the decision issued in May 2019 as it considers that the Company’s and its subsidiaries’ short-term liquidity risk has been extinguished and revoked the obligations previously imposed on the Oi Group companies.

27

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On May 3, 2021, ANATEL’s Act No. 2875/2021 was published on the Federal Official Gazette. This Act transfers to Oi the concessions held by its wholly-owned subsidiary Telemar for the provision of STFC services both under public and private law, in all their modalities, and SCM services, including the associated licenses for the right to use radiofrequencies. As a result of the transfer of the concessions, Telemar’s merger with and into Oi became effective on that date, under the terms approved at the Company’s Extraordinary Shareholders' Meeting of April 30, 2021. After the merger of Telemar into Oi, Telemar ceased to exist.

Corporate Authorization

The Executive Committee authorized the completion of this quarterly information at the meeting held on August 11, 2021, after being reviewed at the Board of Directors’ meeting held on the same daily.

Judicial Reorganization

On June 20, 2016, the Company and its direct and indirect wholly owned subsidiaries Oi Móvel, Telemar (merged with and into the Company in May 2021), Copart 4 Participações S.A. – under Judicial Reorganization (“Copart 4), Copart 5 Participações S.A. – under Judicial Reorganization (“Copart 5”, merged with and into the Company in March 2019), Portugal Telecom International Finance B.V. - under Judicial Reorganization (“PTIF”), and Oi Brasil Holdings Coöperatief U.A. - under Judicial Reorganization (“Oi Holanda”) (collectively with the Company, the “Oi Companies”, or “Debtors”) filed a petition for judicial reorganization with the Court of the State of Rio de Janeiro (“Judicial Reorganization Proceeding”).

On December 19, 2017, after confirming that the required quorum of classes I, II, III, and IV creditors was in attendance, the General Creditors’ Meeting was held and the Oi Companies’ judicial reorganization plan (“Plan” or “JRP”) was approved by a vast majority of creditors on December 20, 2017.

On January 8, 2018, the judicial reorganization court (“Judicial Reorganization Court”) issued a decision that ratified the JRP and granted the judicial reorganization to the Oi Companies, which was published on February 5, 2018.

On July 31, 2018, the restructuring of the Oi Companies’ financial debt was completed with the implementation of the applicable terms and conditions provided for in the JRP, including the completion of the first capital increase provided for in the JRP, Capital Increase – Claim Capitalization.

On January 25, 2019 the Company completed the second capital increase provided for in the JRP (“Capital Increase - New Funds”), with the issue of 3,225,806,451 book-entry, registered common shares, without par value, including new common shares represented by ADSs, pursuant to the JRP and the subscription and commitment agreement entered into by the Company, its subsidiaries, and the Backstop Investors.

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Capital Increase – New Funds

Exercise of Subscription Warrants and American Depositary Warrants (“ADWs”)

On October 28, 2018, the Company commenced the issuance and delivery of all warrants and ADWs exercised by their holders. The process was completed on January 4, 2019. All Warrants that were not exercised on or prior to January 2, 2019 have been cancelled.

Preferential offer and completion of the Capital Increase – New Funds, pursuant to the commitment agreement terms

As contemplated by Section 6 of the JRP, on November 13, 2018 the Company commenced a preemptive offering of common shares that was registered with the SEC under the Securities Act under which holders of common shares and preferred shares, including the ADS Depositary and The Bank of New York Mellon, as depositary of the Preferred ADS program, received transferable rights for each common share or preferred share held as of November 19, 2018, which refers to as subscription rights.

The subscription rights expired on January 4, 2019. On January 16, 2019, the Company issued 1,530,457,356 common shares to holders of subscription rights that had exercised those subscription rights with respect to the initial common shares. On January 21, 2019, the Company issued 91,080,933 common shares to holders of subscription rights that had requested subscriptions for excess common shares. The proceeds of these subscriptions totaled R$2,011 million.

On January 25, 2019, the Company issued 1,604,268,162 common shares, representing the total number of common shares that were offered in the preemptive offering less the total number of initial common shares and excess common shares, to the Backstop Investors in a private placement under the terms of the commitment agreement for the aggregate amount of R$1,989 million (“Share Balance”). Because of the subscription and payment of the Share Balance, the Company completed, on this date, the Capital Increase – New Funds, through the subscription and payment of all 3,225,806,451 New Common Shares issued as part of the Capital Increase – New Funds, representing a contribution of new funds for the Company totaling R$4.0 billion. In addition, under the terms of the commitment agreement, on that date the Company issued, as compensation for their commitments under the commitment agreement, 272,148,705 common shares in a private placement to the Backstop Investors and paid US$13 million to the Backstop Investors. As a result of the outcome of the subscription and payment of the Capital Increase – New Funds and the Commitment Shares, the Company’s share capital increased to R$32,538,937,370.00, represented by 5,954,205,001 shares, divided into 5,796,477,760 registered common shares and 157,727,241 registered preferred shares, without par value.

29

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Default Payment Method provided for by Clause 4.3.6 of the Original Plan - Bondholders

On May 20, 2019, in strict compliance with the decision issued under Chapter 15 that determined that the cancelation of the notes regulated by New York Law should take place on June 14, 2019, the Company announced that it started the procedure so that the holders of the notes (a) Portugal Telecom International Finance B.V.’s €500,000,000 in 4.375% notes maturing in 2017 (ISIN No.: XS0215828913); (b) Portugal Telecom International Finance B.V.’s €750,000,000 in 5.875% notes maturing in 2018 (ISIN No.: XS0843939918); (c) Portugal Telecom International Finance B.V.’s €750,000,000 in 5.00% notes maturing in 2019 (ISIN No.: XS0462994343); (d) Portugal Telecom International Finance B.V.’s €1,000,000,000 in 4.625% notes maturing in 2020 (ISIN No.: XS0927581842); (e) Portugal Telecom International Finance B.V.’s €500,000,000 in 4.5% notes maturing in 2025 (ISIN No.: XS0221854200); (f) Oi Brasil Holdings Coöperatief U.A.’s €600,000,000 in 5.625% notes maturing in 2021 (ISIN No.: XS1245245045); (g) Oi Brasil Holdings Coöperatief U.A.’s US$1,500,000,000 in 5.75% notes maturing in 2022 (ISIN No.: US10553MAD39); (h) Oi S.A.’s €750,000,000 in 5.125% notes maturing in 2017 (ISIN No.: XS0569301327); (i) Oi S.A.’s US$750,000,000 9.500% maturing in 2019 (ISIN No.: 87944LAD1); (j) Oi S.A.’s BRL1,100,000,000 in 9.75% maturing in 2016 (ISIN No. US10553MAC55); and (k) Oi S.A.’s US$1,000,000,000 in 5.500% maturing in 2020 (ISIN No. 144A: US87944LAE92) (the “Legacy Notes”) are able to support their claims to receive on a future date or on the Company’s payment dates pursuant to Clause 4.3.6 of the Original Plan. On June 14, 2019, the Legacy Notes were duly cancelled.

The procedure detailed above is not applicable for the holders of the 6.25% Notes issued by Portugal Telecom International Finance B.V. – in Judicial Reorganization maturing in 2016 (ISIN No.: PTPTCYOM0008). The Company will provide at the appropriate time the information on the procedure to register the beneficiaries of the Default Payment Method provided for by Clause 4.3.6 of the Original Plan with regard to such series.

Post-petition Financing

1st Issue of Oi Móvel Debentures – Clause 5.3 of the Original Plan

On December 23, 2019, the Company disclosed a Material Fact Notice informing that its subsidiary Oi Móvel entered into a 1st issue indenture of collateralized, simple, nonconvertible debentures, with additional trust security, in a single series, for private placement, in the total amount of up to R$2,500,000,000.00 (“Oi Móvel 1st Issue Debentures”, “Oi Móvel 1st Issue”, and “Oi Móvel 1st Issue Indenture”, respectively).

The main features of the Oi Móvel 1st Issue and the Oi Móvel 1st Issue Debentures are as follows: (i) Term and Maturity Date: twenty-four (24) months from the issue date, except in the case of early redemption and early maturity of the Oi Móvel 1st Issue Debentures set forth in the 1st Issue Indenture; (ii) Payout: U.S. dollar foreign exchange fluctuation plus interest of (i) twelve point sixty-six percent (12.66%) per year (PIK) for the first twelve months after the first repayment is made; (ii) thirteen point sixty-one percent (13.61%) per year thereafter; and (iii) Guarantees: the Oi Móvel 1st Issue Debentures are fully backed by collaterals and trust guarantees provided by Oi Móvel, Oi, and the Company (on its behalf and as successor as a result of the merger of Telemar).

The Oi Móvel 1st Issue was approved based on the provisions of Clause 5.3 of the Original Plan and is part of the context of post-petition financing, in the Debtor in Possession Financing (“DIP Financing”) modality.

30

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Subsequently to the Material Fact Notice disclosed on December 23, 2019, the Company disclosed a Notice to the Market on February 4, 2020 informing shareholders and the general market that the subscription and payment of the Oi Móvel 1st Issue had been completed for private placement in the amount of R$2,500,000,000.00. On July 30, 2021, the Oi Móvel 1st Issue Debentures were prepaid with funds derived from the Oi Móvel Notes Issue (as defined below).

2nd Issue of Oi Móvel Debentures – Clause 5.5.2 of the Amendment to the Plan (as defined below)

On June 21, 2021, the Company disclosed a Material Fact Notice informing that its direct subsidiary Oi Móvel, responsible for contributing the mobile telephony assets to the capital stock of UPI Mobile Assets, in accordance with the Amendment to the Plan (as defined below), entered into a 2nd issue indenture of collateralized, simple, nonconvertible debentures, with additional trust security, in a single series, for private placement, in the total amount of up to R$2,500,000,000.00 (“Oi Móvel 2nd Issue Debentures”, “Oi Móvel 2nd Issue”, and “Oi Móvel 2nd Issue Indenture”, respectively).

The Oi Móvel 2nd Issue Debentures shall be subscribed and paid in by an investment fund managed by a subsidiary of Banco BTG Pactual S.A.

Pursuant to the relevant corporate resolutions of the Company and Oi Móvel, the Oi Móvel 2nd Issue and the Oi Móvel 2nd Issue Debentures: (i) shall have an issue date equal to the payment date “Issue Date”); (ii) shall mature within 16 months from the Issue Date, except if any of the early redemption and accelerated maturity events of the Debentures set forth in the Oi Móvel 2nd Issue Indenture materializes; (iii) shall not be convertible into Oi Móvel shares; (iv) shall not have their unit par value adjusted; (v) the Debentures shall bear interest on the unit par value equivalent to the accumulated fluctuation of one hundred percent (100%) of the extra-group, overnight average daily interbank deposit rates (DI), expressed as a yearly percentage, for a 252-business-day baseline, calculated and disclosed daily by B3, in the daily bulletin available on its website (http: //www. b3.com.br), exponentially increased by a surcharge equivalent to 8.00% per year; and (vii) shall be backed by collaterals and trust security to be provided both by Oi Móvel and the Company.

The Oi Móvel 2nd Issue was approved pursuant to Clause 5.5.2 of the Amendment to the Plan (as defined below) and is part of the post-petition financing, under the Debtor in Possession Financing (“DIP Financing”) modality, for the purpose of financing the operating activities and general and administrative expenses of Oi and its subsidiaries under judicial reorganization, until the date of financial settlement of the sale of the UPI Mobile Assets.

As at July 30, 2021, the Company disclosed a Notice to the Market informing shareholders and the market in general that the subscription and payment of the Oi Móvel 2nd Issue had been completed for private placement in the amount of R$2,000,000,000.00.

31

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Issue of Oi Móvel Notes – Clause 5.5.4 of the Amendment to the Plan (as defined below)

On July 27, 2021, the Company released a Material Fact Notice informing that it had priced an offering in the international market of note units, comprised of senior notes to be issued by its direct subsidiary Oi Móvel, backed by collateral and a fiduciary guarantee provided by Oi Móvel and the Company (“Notes”), in line with the provisions of Clause 5.5.4 of the Amendment to the Plan (as defined below).

On July 30, 2021, the Notes issue was completed in the total amount of US$880,000,000.00, maturing on July 30, 2026 and bearing semiannual interest of 8,750% per annum. On the same date, the principal of R$2,500,000,000.00 (including interest and charges) of Oi Móvel 1st Issue Debentures, maturing in January 2022, with was fully repaid with part of the net proceeds from the Notes issue.

Non-termination of the Judicial Reorganization

On December 6, 2019, the Company released a Material Fact Notice informing that the Oi Companies had filed a petition with the Judicial Reorganization Court requesting that the court oversight of the Oi Companies not to terminated on February 4, 2020, the date when the Plan’s homologation would complete two (2) years.

The non-termination of the judicial oversight did not introduce any changes to the current position of the Oi Companies and had no impact on the compliance with the Plan in force or on current receivables, or any other new funds that were obtained by the Oi Companies. It is worth noting that the continuity of court oversight at the end of the two-year period is a natural measure that has been applied in most judicial reorganization proceedings.

Notwithstanding the good progress of the Plan implementation, which has already concluded most of the steps provided for in the proceeding, which were important for the Company’s recovery, said petition presented the Judicial Reorganization Court with circumstances related to the complexity inherent to the Judicial Reorganization Proceeding’s magnitude and to the reforms underway in the legal and regulatory environment, and which would require actions still to be implemented as part of the Judicial Reorganization Proceeding.

On February 28, 2020, the Company released a Material Fact Notice informing its shareholders and the general market that on February 28, 2020 the Oi Companies filed with the Judicial Reorganization Court a petition exposing its interest in submitting for deliberation to a new general creditors’ meeting (“New GCM”) an amendment to the Plan (“Amendment to Plan” or “amendment to the JRP”) aimed at achieving greater operating and financial flexibility to continue its investment project and the compliance with its strategic transformation plan (“Strategic Plan”), both broadly disclosed to the market.

In line with the foregoing, on March 6, 2020, the Company disclosed a Material Fact Notice informing that the Judicial Reorganization Court awarded a decision, on the same date, granting the Company’s request for a New General Creditors’ Meeting to deliberate on an amendment to the Plan, prescribing that:

32

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(i)	the Oi Companies filed with the court, within 180 days from the decision’s issue date, the draft amendment to the JRP; and

(ii)	the Trustee organized the New General Creditors’ Meeting, which shall be held within 60 days from the submission of the draft amendment to the JRP.

33

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Amendment to the Judicial Reorganization Plan and Strategic Plan

On June 15, 2020, the Oi Companies filed with the Judicial Reorganization Court the draft Amendment to the JRP for the purposes of increasing the flexibility of the Original JRP by creating a more efficient corporate and operating structure, aiming at maximizing the Company’s value to the benefit of all its stakeholders. This initiative was fully aligned with the Strategic Plan, which is being transparently implemented.

On August 13, 2020, the Oi Companies filed with the Judicial Reorganization Court an updated draft of the Amendment to the JRP that adjusts certain terms and conditions. This proposal reflected the several discussions with creditors, potential investors, and other stakeholders, including discussions held with the mediator appointed by the Judicial Reorganization Court, for the purpose of discussing improvements to the Amendment to the JRP.

The Amendment to the JRP was submitted to a vote by the Creditors and approved at the New GCM held on September 8, 2020, the date of the first notice to convene, at the SulAmérica, Convention Center, and was confirmed by the Judicial Reorganization Court on October 5, 2020, in a decision issued on October 8, 2020 that rejected all the allegations of procedural nullity of the New GCM, ruling out the allegation of unequal treatment among creditors and rejecting the requests for nullity of the voting and approval quorum of the Amendment to the JRP because it did not include any drafting and unresolved issues and, among other measures, has set a twelve-month period for ending the Debtors’ judicial reorganization, beginning on the date of said decision issue date, which may be extended, should there be a need to complete the acts relating to the disposals provided for in the Amendment to the JRP.

On July 19, 2021, the Company released a Material Fact Notice to its shareholders and to the market in general presenting its Strategic Plan for the three-year period 2022-24, focused on the transformation of the “New Oi”, after the confirmation of the winning bids in the bidding processes for the sale of the main IPUs (as defined below), and considering the structural separation set forth in the Amendment to the JRP. Using the drivers of its Strategic Plan, the Company intends to pursue a sustainable business model by (i) accelerating revenue generation from its core businesses, with respect to the connectivity platform and digital services focused on clients, notably: (i) B2C and SME Fiber customers, in the copper, TV, digital services segments; (ii) B2B customers (Oi Soluções) with regard to connectivity and IT solutions; and (iii) Infrastructure in the Digital, IPTV, DTH, copper segments), and implementing new revenue sources; (ii) restructuring its cost structure; (iii) resolving the concession issues; and (iv) developing InfraCo (as defined below), with the goal of becoming a digital solutions and fiber optic connections leader to improve the people’s lives and businesses across Brazil. For more information, see paragraph 5 below.

1.       Purposes of the Amendment to the JRP

The Amendment to the JRP, approved by the creditors and ratified by the Judicial Reorganization Court, as referred to above, aims at allowing the Oi Companies and their subsidiaries (“Oi Group”) to implement their long-term plan, with the necessary resolution of their debt, in the current context, and their continuity as going concerns by following said JRP and their Strategic Plan. The main purpose of the Oi Group’s strategy is transforming its business model by focusing on the use and rapid expansion of its extensive fiber optics infrastructure as a competitive edge, including its transportation networks (backbone, backhaul and data network), and primary and secondary access networks (dedicated links, metropolitan rings, and FTTH access networks), enabling and supporting the high-speed connection and service provision needs of its residential, business, corporate, and government customers, and the provision of infrastructure services for other telecommunication service providers in the country, including the facilitation of connections for the new 5G technology.

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BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

This strategy will be implemented by proceeding with the asset divestiture process, the possibility of taking part of moves toward consolidation in the industry and divesting its mobile communications operation and adopting of the model known as structural separation, which allows incorporating separate entities dedicated to investing, the operation and the maintenance of the telecommunications infrastructure and the provision of services to its end customers, including the product development, marketing, sales and customer service activities. This aims at making the Oi Group’s business model more sustainable, focused on its main competitive advantages, structured in an efficient and focused manner, and ensuring the continuity of the Oi Group and the consequent compliance with the means of recovery and payment of all prepetition claims.

The Amendment to the JRP aims at introducing flexibility in meeting the Company’s strategic goals described above and its main purposes include:

(i)	providing for the possibility of forming isolated production units (“UPIs”) through the segregation of certain businesses and/or isolated assets of Oi Group and the disposal thereof under the security and benefits ensured by Law 11101/2005 (Business Recovery and Bankruptcy Law, or LRF), so as to maximize their worth and provide the resources necessary to pay prepetition creditors and discharge the Debtors’ obligations;

(ii)	improve the payment terms and conditions for a significant portion of small creditors as a way of reducing litigation and expediting up the settlement of these claims, as required by the Judicial Reorganization Court;

(iii)	allow the Debtors to raise additional financing and other funding to allow them to maintain the necessary investments and pay their creditors; and

(iv)	allow the segregation, using an Oi Group company, of some fiber optics assets and infrastructure to create a more flexible and efficient corporate structure to accelerate investments in the expansion of the fiber optics network. Such company may have access to financial and capital markets and raise additional funds at lower costs, thus ensuring the funds generated by the Debtors’ operations are used exclusively in such operations, thus, strengthening their operating structure.

35

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

2.       UPIs provided for in the Amendment to the JRP

The Amendment to the JRP provides for the creation of five (5) UPIs separated from the assets, liabilities and rights of the Debtors and associated with (a) telephony and data operation in the mobile communications market (“UPI Mobile Assets”); (b) passive infrastructure (“UPI Towers” and “UPI Datacenter”); (c) telecommunications network operation (“UPI InfraCo”); and (d) the TV business (“UPI TVCo”).

The UPIs are established as special purpose corporations (“SPCs”) and may be sold, under different models for each type of UPI described above, to ensure the debt payment and generate the funds necessary for the expansion of its fiber infrastructure and associated services, which are the key focus of Oi Group’s strategy. The divestment of the UPIs would allow Oi to maximize the business value of its investments by expanding its residential and business access services nationwide, exploit more efficiently its network components, and create new business opportunities for the exploitation of these networks by offering them to other carriers and service providers in the telecommunications industry, in light with the governing laws, regulations and the required permits from competent authorities, where applicable.

The Amendment to the JRP contains detailed information on the composition of each UPI and the terms and conditions applicable to their disposal, including information on their structure and minimum price, available at www.recjud.com.br, for consultation purposes.

2.1.       UPI InfraCo

InfraCo SPC will concentrate infrastructure and fiber assets related to the Oi Group’s access and transportation networks already contributed to its capital, whether when they are directly assigned or even when they are temporarily assigned as right of use, in the form of Indefeasible Rights of Use (IRUs), until they are effectively contributed to the capital of SPE InfraCo, as well as new infrastructure investments to be made in the future for the purpose of accelerating investments in the expansion of its fiber optics networks, based on a more flexible and efficient capital structure and greater possibility of attracting and using new funds. InfraCo SPC is seeking in the market the necessary funds to finance its investments in order to expand Oi Group’s operations in fiber optics and serve a larger number of customers from these segments nationwide.

The Amendment to the JRP establishes that Oi shall retain a material interest in the capital of InfraCo SPC through measures to ensure its active participation in the creation and expansion of a local leader in fiber optics infrastructure. As in other countries, the creation of InfraCo SPC followed a logic of structural separation between the services company and the infrastructure company for the purpose of maximizing business value through greater efficiency and innovation, with clear strategies focused on customer experience and product and service innovation on one hand and mass access to fiber infrastructures and optimization of its technical operation on the other.

The UPI InfraCo consists of 100% of the SPC shares, which concentrates the assets and liabilities related to the fiber optics and infrastructure activities described in Annex 5.3.4 to the Amendment to the JRP. Clause 5.3.9.4 of the Amendment to the JRP provides for the partial divestiture of the UPI InfraCo through a bidding process, under the terms of the LFR, by submitting sealed bids for the disposal of the majority of the voting shares of InfraCo SPC, representing its shareholding control. This bid should ensure the Company the payment of at least R$6.5 billion, in addition to the guarantee from the acquirer that there will be adequate funds for the payment of possible remaining debts of InfraCo SPC, including the full payment of InfraCo’s debt outlined in Clause 5.3.8.1 to the Amendment to the JRP and the compliance with its investment plan, according to certain parameters to be established in the related UPI InfraCo Invitation to Bid Notice. At the completion of the partial sale of the UPI InfraCo, the buyer will be assured an interest equivalent to 51.0% of the total capital stock, not exceeding 51.0% of the economic capital of InfraCo SPC, and the Debtors are reserved the right to, at their sole discretion, determine the division of the capital stock of InfraCo SPC into common and preferred shares of InfraCo in the sale, within the limits established by law, thus guaranteeing that the Company shall retain a significant equity interest in SPC InfraCo, which might be possibly liable for the Debtors’ obligations to JRP creditors.

36

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As a result of the large demand for the asset during the preliminary market sounding conducted by a financial advisor, the minimum economic value (EV) of InfraCo SPC (as at December 31, 2021) to be considered in the proposals will be R$20 billion, within the previous reference range of 25.5% to 51% of the economic value, in order to ensure an active bid dispute among the different stakeholders for the control of InfraCo (51% of the voting capital of InfraCo SPC) until the auction. The interested parties must also assume the commitment to pay a secondary installment of the acquisition price of not less than R$6.5 billion and a primary installment of the acquisition price amounting up to R$5 billion, to guarantee the payment of any remaining debts of InfraCo SPC, including the payment of the amount of InfraCo SPC’s debt provided for in Clause 5.3.8.1 of the Amendment to the JRP and the implementation of the planned investment plan, in exchange for receiving new common shares issued by InfraCo SPC, at the price per share paid in the partial sale of UPI InfraCo, adjusted as provided for in the Amendment to the JRP.

The Oi Group may, by the date of publication of the UPI InfraCo Notice, accept the binding bid with the highest economic value (EV) assigned to InfraCo SPC for the partial acquisition of UPI InfraCo, pursuant to the terms of the Amendment to the JRP, undertaking to grant such bidder the right to top, at its sole discretion, any offer per share issued by InfraCo SPC above its own biding bid, provided it submits an offer for an amount higher than at least 1% of the price per share issued by InfraCo SPC set in the best offer made during the bidding process for partial sale of the UPI InfraCo. The Amendment to the JRP also provides for mechanisms for evaluating binding bids for the partial acquisition of the UPI InfraCo that take into consideration not only the price per share offered and its minimum price of the economic value (EV) of InfraCo SPC, but also the possibility of evaluating better conditions for determining the best bid to be taken into consideration as the preferential bid for the judicial bidding process.

On January 25, 2021, Oi released a Material Fact Notice informing its shareholders and the market in general that on January 22, 2021 it had received binding proposals from third parties for the partial acquisition of the UPI InfraCo, all above the minimum price set in the Amendment to the JRP and that the proposals received are under analysis by the Company, which may engage in negotiations with the bidder of the best offer, on an exclusive basis, for the purpose of negotiating the final agreements that will be disclosed during the bidding process, by means of the corresponding Invitation to Bid Notice to be published in due course.

37

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On February 4, 2021, Oi released a Material Fact Notice informing its shareholders and the market in general that, in view of the binding offer terms and conditions for partial acquisition of the UPI InfraCo jointly submitted by Globenet Cabos Submarinos S.A., BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia, and other investment funds managed or controlled by companies belonging to the BTG Group (the “Biding Proposal” and the “Bidders”), on this same date entered into an Exclusivity Agreement (“Agreement”) with the Bidders, for a limited period of time, for the purpose of negotiating exclusively with the Bidders the sale terms and conditions, as well as the documentation and appendices relating to the Offer. The purpose of the Agreement was to grant the negotiations underway between the parties the necessary security and agility, and, if the negotiations between the parties regarding the terms and documentation are satisfactorily concluded, allow that Oi is in a position to grant the Bidders the right to top other bids received in the course of the bidding process for the sale of the UPI InfraCo, pursuant to Clause 5.3.9.4.6 of the Amendment to the JRP confirmed by the JRP. The initial effective date of the Agreement was March 6, 2021, which was automatically renewed for another thirty-day period, to become effective until April 5, 2021, as reported by Oi in a Notice to the Market disclosed on March 5, 2021, and subsequently it was extended to 10:00 am of April 9, 2021, as reported by Oi in a Notice to the Market disclosed on April 6, 2021.

On April 12, 2021, Oi released a Material Fact Notice informing its shareholders and the market in general that, in the context of the negotiations held with the Bidders, the Company accepted, on this date, the revised binding proposal submitted jointly by the Proponents (the "Binding Proposal") for the acquisition of a portion of the interest held by the Company in Brasil Telecom Comunicação Multimídia S.A., the isolated production unit which owns the Company's fiber optic infrastructure assets (Special Purpose Company, or “InfraCo SPC”, and the "Transaction"), pursuant to Clause 5.3.9.4 of the Amendment to the JRP.

Notwithstanding the other terms and conditions provided therein, the Binding Proposal, pursuant to Clause 5.3.9.4 of the Amendment to the JRP, provided for the firm economic value (EV) of InfraCo SPC of twenty billion and twenty million Brazilian reais (R$20,020,000,000.00) on December 31, 2021, taking into account a net debt of four billion, one hundred and seven million, three hundred and fifty-three thousand, five hundred and ninety-eight Brazilian reais and fifty-nine centavos (R$4,107,353,598.59), as provided in Clause 5.3.8.1 of the Amendment to the JRP, fully due to the Company and to be paid within ninety (90) days from the closing of the Transaction. The Binding Proposal contemplates the contribution of a Primary Tranche to InfraCo SPC, the payment of a Secondary Tranche to the Company and the contribution of an Additional Primary Tranche to InfraCo SPC, in addition to the Globenet Merger.

The Binding Proposal and related instruments further contemplate the execution of capacity and other operating agreements between InfraCo SPC and Oi and/or its associates, as well as an InfraCo SPC shareholders’ agreement between the Proponents and the Company, pursuant to Section 5 combined with Clause 5.3. 9.4.4, of the Amendment to the JRP.

38

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The transaction price, considering the sum of the Primary Tranche; the Secondary Tranche; the Additional Primary Tranche; and the price of the Globenet merger, pursuant to the Binding Proposal, totals twelve billion, nine hundred twenty-three million, three hundred thirty-eight thousand, two hundred ninety reais and sixty-eight centavos (R$12,923,338,290.68), which will be subject to adjustment mechanisms based on certain performance, financial and operational metrics of SPC InfraCo, in accordance with its business plan (such as indebtedness, working capital, number of HPs and HCs, OPEX and CAPEX, among others), as agreed between Oi and the Bidders.

By accepting the Binding Offer, the Bidders were granted the right, at their sole discretion, to top the highest bid that may be submitted in the competitive process for the partial disposal of the UPI InfraCo, pursuant to Section 5.3.9.4.6 of the Amendment to the JRP.

On July 7, 2021, the Company released a Material Fact Notice informing its shareholders and the market in general that on the same date a hearing was held in the Judicial Reorganization Court for opening the sealed bids submitted as part of the bidding process for the disposal of the UPI InfraCo, in the manner and terms provided for in the Amendment to the JRP and in the UPI InfraCo Bid Notice.

Accordingly, only one sealed bid was submitted at the hearing for the partial acquisition of the UPI InfraCo, jointly by Globenet Cabos Submarinos S.A. and BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia (the “Bidders”), in the precise terms and conditions of the Binding Proposal for the acquisition of the UPI InfraCo, and within the terms set forth in the respective Share Purchase and Sale Agreement contained in the UPI InfraCo Bid Notice. The Bidders were declared the winners of the competitive procedure for the partial sale of the UPI InfraCo, in a decision confirmed by the Judicial Reorganization Court, after the submission of the favorable opinions of the Public Prosecution Office of the State of Rio de Janeiro and the Trustee.

As provided for by the Bid Notice of the UPI InfraCo, the related Share Purchase and Sale Agreement will be entered into with the Bidders and the actual completion of InfraCo SPC shares’ transfer will be subject to compliance with the terms and conditions set forth in such agreement, including the prior consent of ANATEL and the approval of the partial sale of the UPI InfraCo by the Administrative Economic Defense Council (“CADE”).

The transaction described above is in line with the implementation of the Strategic Plan for the transformation of the operations of the Oi Companies, which provides for the partial sale of the UPI InfraCo in a bidding proceeding pursuant to the LFR.

InfraCo SPC Debentures based on Section 5 of the Amendment to the JRP

On February 18, 2021, Oi disclosed a Material Fact Notice informing that its subsidiary BrT Multimídia had entered into an indenture for the issue of collateralized, simple, nonconvertible debentures, backed by collaterals, for private placement, in the total amount of up to 2,500,000,000.00 (“InfraCo Debentures”, “InfraCo Issue”, and “InfraCo Issue Indenture”, respectively).

39

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The main features of the InfraCo Issue and the InfraCo Debentures are as follows: (i) Term and Maturity Date: twenty-four (24) months from the issue date, except in the case of early redemption and early maturity of the InfraCo Debentures set forth in the InfraCo Debenture Indenture; (ii) Interest: unit par value adjusted using the accumulated National Broad Consumer Price Index (IPCA) variance, plus interest of 11% per year; (iii) Guarantees: the InfraCo Debentures shall be backed by collateral and a trust security provided by InfraCo SPC; (iv) Conversion: the InfraCo Debentures shall be convertible into redeemable preferred shares representing the majority of InfraCo SPC’s voting shares; and (v) Subscription: the InfraCo Debentures must be subscribed and paid-in by May 27, 2021, as agreed by the parties (“Subscription and Payment Deadline”).

The InfraCo Issue was approved pursuant to the provisions of Section 5 of the Amendment to the JRP. As provided for by the Amendment to the JRP and the InfraCo Issue indenture, Oi, through its subsidiary Oi Móvel, shall hold a call option on all the preferred shares held by the Debentureholders as a result of the Conversion. Alternatively, and at the sole discretion of Oi (on its behalf or as successor by merger of Telemar) and Oi Móvel, InfraCo SPC may redeem all of the preferred shares held by the Debentureholders as a result of Conversion. The actual InfraCo Issue is subject to the authorizations and compliance with certain conditions precedent set forth in the InfraCo Issue indenture.

On May 26, 2021, the Company released a Notice to the Market informing shareholders and the market in general that the subscription and full payment of the private placement of the InfraCo Issue, totaling R$2,500,000,000.00, had been completed.

2.2.       UPI Mobile Assets

The Amendment to the JRP provides for the sale of UPI Mobile Assets in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Mobile SPC, with payment of at least R$15.7 billion in cash.

On November 10, 2020, the Bid Notice (“UPI Mobile Assets Bid Notice”) submitted by the Debtors was published for the sale of the UPI Mobile Assets, which consisted of (i) 100% of the shares of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with corporate taxpayer identification number (CNPJ/ME) 36.012.579/0001-50 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.291, with registered head offices at Rua do Lavradio, 71, sala 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro; (ii) 100% of the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME number 37.178.485/0001-18 and registered with the Rio de Janeiro State Division of Corporations under 33.300.334.441, with registered head offices at Lavradio, 71, sala 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro; and (iii) 100% of the shares of Jonava RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME number 37.185.266/0001-66 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.334.467, with registered head offices at Rua do Lavradio, 71, sala 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro (“Mobile SPCs”) wholly owned by Oi Móvel, free and clear of any liens or encumbrances (“Mobile SPC Shares”), to the capital of which Oi Móvel will contribute, through one or more corporate transactions, the Assets, Liabilities and Rights of the UPI Mobile Assets described in Appendix 5.3.1 to the Amendment to the JRP and in the UPI Mobile Assets Bid Notice.

40

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On December 14, 2020, the Company released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court for opening the sealed bids submitted as part of the bidding process for the disposal of the UPI Mobile Assets, in the manner and terms provided for in the Amendment to the JRP and in the UPI Mobile Assets Bid Notice. During said hearing, it was verified that there was only one bid for the acquisition of the UPI Mobile Assets, which was submitted jointly by Telefonica Brasil S.A., TIM S.A., and Claro S.A. (the “Bidders”) pursuant to the precise terms and conditions of the binding proposal for the acquisition of the UPI Mobile Assets submitted by the Bidders, amounting to R$16.5 billion, of which R$756 million relates to transition services to be provided by Oi to the Bidders for up to 12 months, plus a commitment to enter into long-term take-or-pay agreements for transmission capacity services with Oi, whose net present value (NPV), calculated for purposes and in the manner provided in the Amendment to the JRP, is R$819 million, which shall be paid in cash, subject to the terms and conditions provided for in the related binding proposal and the related Share Purchase Agreement set forth in Annex 5.3.9.1 to the Amendment to the JRP.

Due to the submission of a single sealed bid for the acquisition of the UPI Mobile Assets, the Judicial Reorganization Court confirmed the Bidders’ proposal as the winning bid of the bidding process for the sale of the UPI Mobile Assets, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

On January 29, 2021, the Company released a Notice to the Market informing its shareholders and the market in general that on January 28, 2021, the Company, Telemar and Oi Móvel entered into with the Bidders the Purchase and Sale of Shares and Other Covenants (“Agreement”) for the purpose of selling Mobile Assets SPC, under the terms and conditions set forth in the proposal of the Bidders confirmed by the Judicial Reorganization Court, as described earlier in this section. The actual completion of the Transaction, with the transfer of the Mobile Assets SPCs’ shares to the Buyers, is subject to the approval of the CADE (Brazilian antitrust agency) and preapproval by ANATEL, as well as compliance of conditions precedent usual for this type of transaction, as provided for in the Agreement.

2.3.       UPI Towers

The Amendment to the JRP provides for the sale of the UPI Towers in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Towers SPC held by the Debtors.

On October 19, 2020, the Bid Notice (“UPI Towers Bid Notice”) submitted by the Debtors was published for the sale of the UPI Towers, which consisted of 100% of the shares issued by special purpose corporation Calitéia RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME 35.978.982/0001-75 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.215, with registered head offices at Rua do Lavradio, 71, sl. 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro (“Towers SPC”), wholly owned by Telemar and Oi Móvel, specifically incorporated for being sold as a UPI as part of the Judicial Reorganization Proceeding, and with share capital paid in by the Assets, Liabilities and Rights of the UPI Towers, described in Annex 5.3.2 to the Amendment to the JRP and in the UPI Towers Bid Notice.

41

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On November 26, 2020, the Company released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court for opening the sealed bids submitted as part of the bidding process for the disposal of the UPI Towers, in the manner and terms provided for in the Amendment to the JRP and in the UPI Towers Bid Notice. During the hearing, it was verified that there was only one sealed bid for the acquisition of the UPI Towers, which was submitted by Highline do Brasil II Infraestrutura de Telecomunicações S.A. (“Highline”) pursuant to the precise terms and conditions of the binding proposal for the acquisition of the UPI Towers submitted by the latter, amounting to one billion, sixty-six million, nine hundred and two thousand, eight hundred and twenty-seven Brazilian reais (R$1,066,902,827.00) to be paid in cash, as described in the Material Fact Notice released on August 13, 2020, subject to the terms and conditions provided for in the related binding proposal and the related Stock Purchase Agreement set forth in Annex 5.3.9.2 to the Amendment to the JRP.

Due to the submission of a single sealed bid for the acquisition of the UPI Towers, the Judicial Reorganization Court confirmed Highline’s proposal as the winning bid of the bidding process for the sale of the UPI Towers, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

On December 23, 2020, the Company released a Notice to the Market informing its shareholders and the market in general that the Company, Telemar and Oi Móvel entered into the Share Purchase and Sale Agreement Through a UPI and Other Covenants (“Agreement”) with Highline for the sale of the UPI Towers to Highline and that the actual completion of the transaction with the transfer of Towers SPC’s shares to Highline is subject to the compliance with the conditions precedent usual for this type of transaction, as provided for in the Agreement.

Against this background, on March 30, 2021, the Company disclosed a Material Fact Notice informing that, after compliance with all previous contractual obligations, the sale of UPI Towers to Highline was completed on the same date, with the transfer of all Towers SPC shares o Highline, which, in turn, paid the cash portion. On June 25, 2021, the remaining balance was paid by Highline after the usual calculations and adjustments for this type of transaction, pursuant to the Agreement and the Amendment to the JRP.

The completion of the Transaction represents the implementation of yet another stage of the JRP and Strategic Plan, aimed at granting the Company greater financial flexibility and efficiency, and the long-term sustainability of the Company by its market repositioning and its conversion into the largest telecommunications infrastructure provider in Brazil, based on the massification of fiber optics and high-speed internet, the provision of corporate solutions, and the preparation for the evolution to 5G, focused on business lines with higher added value and good growth prospects and forward looking.

42

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

2.4.       UPI Datacenter

The Amendment to the JRP provides for the sale of UPI Datacenter in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Datacenter SPC held by the Debtors.

On October 19, 2020, the Bid Notice (“UPI Datacenter Bid Notice”) submitted by the Debtors was published for the sale of the UPI Datacenter, which consisted of 100% of the shares issued by special purpose corporation Drammen RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME 35.980.592/0001-30 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.231, with registered head offices at Rua do Lavradio, 71, sl. 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro (“Datacenter SPC”), the shares of which will be held by Oi, Telemar and Oi Móvel, specifically incorporated to be sold as a UPI as part of the Judicial Reorganization Proceeding, and with capital stock paid in exclusively and necessarily by the Assets, Liabilities and Rights of the UPI Datacenter, described in Annex 5.3.3 to the Amendment to the JRP and in the UPI Datacenter Bid Notice.

On November 26, 2020, the Company released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court to open the sealed bids submitted as part of the bidding process for the disposal of the UPI Datacenter, in the manner and terms provided for in the Amendment to the JRP and in the UPI Datacenter Bid Notice. During the hearing, it was verified that there was only one sealed bid for the acquisition of the UPI Datacenter, which was submitted by Titan Venture Capital e Investimentos Ltda. (“Titan”) pursuant to the precise terms and conditions of the binding proposal for acquisition of UPI Datacenter submitted by the latter, as described in the Material Fact Notice dated June 15, 2020, amounting to three hundred and twenty-five million Brazilian reais (R$325,000,000.00) to be paid as follows: (i) a cash installment in the amount of two hundred and fifty million Brazilian reais (R$250,000,000.00); and (ii) the remaining amount of seventy-five million Brazilian reais (R$75,000,000.00) in installments to be paid in the manner and within the deadline set forth in the related binding proposal and the related Share Purchase and Sale Agreement contained in Exhibit 5.3.9.3 to the Amendment to the JRP.

Due to the submission of a single sealed bid for the acquisition of the UPI Datacenter, the Judicial Reorganization Court confirmed Titan’s proposal as the winning bid of the bidding process for the sale of the UPI Datacenter, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

On December 14, 2020, the Company released a Notice to the Market informing that on December 11, 2020 the Company, Telemar, and Oi Móvel had entered into the Agreement for the Purchase and Sale of Shares Through a UPI and Other Covenants (“Agreement”) with Titan, for the purpose of selling the UPI Datacenter to Titan for the total amount R$325,000,000.00, which will be paid after the compliance with certain conditions precedent, as follows: (i) a cash installment of R$250,000,000.00 (“Cash Installment”) paid at sight; and (ii) R$75,000,000.00 (“Remaining Amount”), in installments to be paid in the manner and maturity set forth in the Agreement.

43

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Accordingly, on March 15, 2021, the Company released a Material Fact Notice informing that, after compliance with all the contractual conditions precedent on March 12, 2021, it sold the UPI Data Center to Titan and transferred all the shares issued by Datacenter SPC to Titan, which, in turn, paid the Cash Installment, with the Remaining Amount to be paid in installments, in the manner and timeframe set forth in the agreement.

The completion of the sale of the UPI Datacenter represents the implementation of yet another stage of the JRP and Strategic Plan, aimed at ensuring greater financial flexibility and efficiency, and the long-term sustainability of the Company by its market repositioning and its conversion into the largest telecommunications infrastructure provider in Brazil, based on the massification of fiber optics and high-speed internet, the provision of corporate solutions, and the preparation for the evolution to 5G, focused on business lines with higher added value and good growth prospects and forward looking.

2.5.       UPI TVCo

UPI TVCo will consist of 100% of TVCo SPC shares which will concentrate the assets, liabilities, and rights related to the pay TV business, described in Annex 5.3.5 to the Amendment to the JRP, which provides for the disposal of the UPI TVCo in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of TVCo SPC shares held by the Debtors, considering that the acquisition of the UPI TVCo will involve (i) the payment, in a single cash installment, of a minimum amount of R$20 million and (ii) the obligation of the corresponding acquirer to share with the Debtors and/or their associates 50% of the net revenue of the IPTV service to be offered to TVCo SPC customers using the FTTH network, under the terms and conditions to be established in the Bidding Notice for the disposal of the UPI TVCo. The Company has been in contact with potential buyers of this UPI.

3.       Payment of Creditors

The Amendment to the JRP provides for the possibility of making adjustments to the payment terms and conditions of the prepetition creditors and also mechanisms that would allow or require the Company to pay certain claims subject to the Plan within a term shorter than the term provided for in the ratified Plan.

The Amendment to the JRP contains detailed information on the payment proposals for each class of creditors.

3.1       Labor Claims

The Amendment to the JRP also prescribes that labor creditors whose claims had not been fully settled by the date of the New GCM would have their claims up to a total of R$50,000 paid within 30 days of ratification of the Amendment to the JRP, provided that said labor claims (i) were listed in the trustee’s list of creditors; (ii) were the subject of a final and unappealable court decision that terminated the underlying lawsuit and ratified the amount due to the related creditor; or (iii) in the case of creditors entitled to recover lawyers’ fee, a decision was rendered in the event of claim qualification or challenge filed by the date of the New GCM, provided that they elect this form of payment.

44

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.2       Collateralized claims

The Amendment to the JRP prescribes that, in the event of the disposal of the UPI Mobile Assets, part of the funds to be paid by the winning bidder of the related bidding process and the buyer of the UPI Mobile Assets will, at the risk and expense of the Debtors and using the Debtors’ full instructions on the amount due to each Creditor with collateralized claims and the related data for payment, directly assigned by the buyer to the Creditors with collateralized claims for the prepayment of 100.0% of the remaining amount of Collateralized Claims (as defined in the Amendment to the JRP).

3.3       Regulatory agencies’ claims

In light of the Amendment to the JRP, approved at the GCM held on September 8, 2020 and ratified by a court decision issued on October 5, 2020, the claims of Regulatory Agencies are being paid as provided for by Law 13988. This law allows the negotiation of all amounts established under Noncompliance Investigation Proceedings (PADOS) registered as enforceable debt, payable in 84 installments, after a 50% discount on the consolidated claim limited to the principal, a six-month grace period, and with the possible use of judicial deposits made as guarantee of the processed claims, fully transferable to ANATEL for the early settlement of as many initial installments as possible to be paid with the total amount of the deposits. As a result, the Company is paying the claims in installments, as established in the Amendment to the JRP, and transferred the judicial deposits to settle the first installments, beginning December 2020 (Notes 12 and 18).

3.4       Unsecured Claims

3.4.1       Class III Unsecured Creditors.

3.4.1.1       Straight-line payment option

Pursuant to the Amendment to the JRP, Class III Unsecured Creditors (as defined in the Plan), with claims of up to R$3,000 that have not yet been fully settled by the date of the New GCM and that have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group www.credor.oi.com.br within 45 days after the New GCM. The option to receive R$3,000 may be exercised, within the same term, by the Class III Unsecured Creditors with claims higher than R$3,000 provided that (i) the claims had not yet been fully paid by the date of the New GCM; (ii) they had already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors granted the Debtors, on the same platform, a receipt of full payment of their claims.

45

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Amendment to the JRP prescribes that the payment of the related claims is made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Class III Unsecured Creditors, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Claims in the General List of Creditors.

3.4.1.2       Repurchase Obligation in Liquidity Events

The Amendment to the JRP includes an amendment to Clause 5.2 of the Original Plan to provide for the obligation of prepayment at a discount, by the Debtors, of the Unsecured Creditors that have elected Restructuring Options I or II, pursuant to Clauses 4.3.1.2 or 4.3.1.3 of the Original Plan, respectively, also when there is one or more Liquidity Events (notably meaning, collectively, the First Round Purchase Obligation Liquidity Event, the Second Round Purchase Obligation Liquidity Event, and the Third Round Purchase Obligation Liquidity Event, accordingly, the Amendment to the JRP) that establishes that the Oi Group shall allocate 100.0% of the Net Revenue from Liquidity Events (as defined in the Amendment to the JRP) exceeding R$6.5 billion to, in up to the payment rounds, anticipate the payment of the claims held by the Unsecured Creditors provide for in said Clause, at a discount of fifty-five percent (55%) on the related Total Balance of the Unsecured Claims, as described in Clause 5.4 of the Amendment to the JRP.

3.4.1.3       Reverse Auction

The Amendment to the JRP allows the Debtors, at any time, during the five-years period after the ratification of the Amendment to the JRP, to hold one or more prepayment rounds to the Unsecured Creditors that offer the highest discount rate of their claims in each round held (“Reverse Auction”). In each Reverse Auction, the winning bidder shall be the Unsecured Creditors that successively offer the lowest amount novated unsecured claims under the terms of the Plan in each round, under the terms provided for in Clause 4.7.1 of the Amendment to the JRP.

The specific terms of each Reverse Auction, including the rules, the net present value (NPV) of the future payment flows of the related unsecured claims, as provided for in the Plan, to be taken into consideration, which cannot be lower than one hundred percent (100%) of the NPV of the related unsecured claims at any Reverse Auction, and the maximum amount of the related unsecured claims to be paid by the Debtors, including possible restrictions, will be detailed in the related notice to be disclosed prior to the Reverse Auction, at www.recjud.com.br, and subsequently sent to the interested Unsecured Creditors that complete their registration, as provided for in Clause 4.7.4 of the Amendment to the JRP.

3.4.1.4       Bank guarantees

The Amendment to the JRP allows the Debtors to seek in the market a credit limit for hiring bank guarantees to be provided to the Unsecured Creditors. Clause 5.6.6 and following of the Amendment to the JRP provides for the possibility of the Unsecured Creditors to offer bank guarantee lines to the benefit of the Debtors, within the limit of their restructured claims, to be drawn on the condition that the Debtors reduce their exposure under guarantee in relation to the position as at December 31, 2017, while guaranteeing the reduction of the prepayment discount from 55% to 50%, to be applied at each Exercise Round of the Purchase Obligation, to volumes equivalent to those offered in new guarantee lines, as provided for in the Plan.

46

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.4.2       Unsecured Claims of Small Businesses, listed in Class IV

Pursuant to the Amendment to the JRP, Small Businesses with Unsecured Claims listed in Class IV (as defined in the Plan), with claims of up to R$150,000 that have not yet been fully settled by the date of the New GCM and that have filed have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group www.credor.oi.com.br, within 45 days after the New GCM. The option to receive R$150,000 may be exercised, within the same term, by the Small Businesses with Unsecured Claims listed in Class IV with claims higher than R$150,000 provided that (i) the claims have not yet been fully paid by the date of the New GCM; (ii) they have already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors grant the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims to be made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Unsecured Small Business Creditor, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Small Business Claims in the General List of Creditors.

4.       Termination of the Judicial Reorganization

The decision to ratify the Amendment to the JRP set a twelve-month period to terminate the judicial reorganization, beginning on the issue date of such decision, i.e., October 8, 2020, and may be extended if there is a need to finalize the acts related to the disposals of the assets provided for in the Amendment to the JRP. The Debtors have filed an appeal against this part of the Amendment to the JRP ratification decision, requesting that the termination date of the proceeding be the one set forth in the Amendment to the JRP, i.e., May 30, 2022. The appeal is still pending a final decision.

5.	Oi’s activities once the measures provided for in the Amendment to the JRP are implemented

If the corporate restructuring carried out to segregate the UPIs and the sale of these UPIs as provided for by the Amendment to the JRP is implemented, the Company will retain all activities, assets, rights and obligations not expressly transferred to the UPIs, including certain fiber optics, fiber backbone and copper backhaul assets related to the Oi Group’s transportation network, residential, business, and corporate customers (including utility assets), in addition to the Digital and IT services (Oi Soluções), as well as the field maintenance and installation operations at Serede - Serviços de Rede S.A. (“Serede”) and customer service operations at Brasil Telecom Call Center S.A. (“BrT Call Center”).

47

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

With these measures, the goal is to ensure that this set of assets is sufficient to guarantee the continuity of the Company as a going concern and the payment of its debts under the terms of the Amendment to the JRP.

For more information regarding the Amendment to the JRP and the implementation of the measures set forth therein refer to the documents disclosed on this date by the Company and available on its website (www.oi.com.br/ri or www.recjud.com.br) and on CVM’s Empresas.NET System (www.cvm.gov.br).

48

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

6.       Full Content of the Amendment to the JRP

The full Amendment to the JRP is available to the Company’s shareholders at the Company’s headquarters and on its website (www.oi.com.br/ri or www.recjud.com.br), CVM’s Empresas.NET System (www.cvm.gov.br), and the website of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

Merger of Telemar with and into the Company

On May 3, 2021, the concessions granted to the Company’s wholly-owned subsidiary Telemar for the provision of STFC services, under both the public and private regimes, in all their modalities, and the SCM, including the associated licenses for the use of radiofrequencies, were transferred to the Company.

As a result of this transfer of concessions and licenses, the merger of Telemar with and into the Company implemented, in connection with the Judicial Reorganization Plan. After the merger of Telemar into Oi, Telemar ceased to exist.

The assets acquired and liabilities assumed from Telemar on May 3, 2021 arising from the merger are summarized below:

Cash and cash equivalents	725,084
Cash investments	4,295
Accounts receivable	1,819,296
Inventories	135,203
Recoverable taxes	627,239
Dividends and interest on capital	1,622,606
Judicial deposits	2,342,486
Prepaid expenses	393,229
Investments	3,231,218
Property, plant and equipment	14,801,995
Intangible assets	20,536
Borrowings and financing	(7,715,041)
Trade payables	(4,534,031)
Assignment of receivables	(246,133)
Taxes payable	(647,980)
Leases payable	(1,901,424)
Provisions	(2,274,944)
Other assets and liabilities	(2,241,617)
Merged net assets	6,162,017

The upstream merger of Telemar does not affect the Company's consolidated financial statements.

49

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Going concern

The interim financial information for the period ended June 30, 2021, has been prepared assuming that the Company will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. The judicial reorganization is aimed at ensuring the continuation of the Oi Companies as going concerns. The continuity of the Company as a going concern was strengthen with the approval of the Amendment to the JRP (Nota 1) and ultimately depends on the successful outcome of the judicial reorganization and the realization of other forecasts of the Oi Companies.

The Company has been successfully discharging the obligations set forth in the judicial reorganization proceedings and even though there are no indications in this regard, we emphasize that the conditions and circumstances point to material uncertainties because of their own nature that may affect the success of the judicial reorganization and cast significant doubts as to the Oi Companies’ ability to continue as going concerns. As at June 30, 2021 and after the implementation of the JRP, total shareholders’ equity was R$5,875,744 (R$5,861,023 in the Company), consolidated loss for the period then ended was R$1,902,343 (R$1,898,585 in the Company), and working capital totaled R$17,527,514 (R$11,002,512 in the Company). As at December 31, 2020 and after the implementation of the JRP, total shareholders’ equity was R$7,769,910 (R$7,751,492 in the Company), consolidated loss for the year then ended was R$10,528,499 (R$10,529,963 in the Company), and working capital totaled R$15,782,630 (R$2,972,818 in the Company).

On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic.

By the closing date of this Interim Financial information, we had no indications of material deviations in our operations and results due to COVID-19, even though the scenario is adverse and there are still uncertainties regarding the duration and effects of the pandemic. In addition, the Company has intensified the digitalization of processes, sales and services, telemarketing and teleagent channels, which has allowed a rapid and growing recovery and resumption of pre-COVID levels.

2.       SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Company’s individual and consolidated interim financial information has been prepared and is being presented in accordance with the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), which are consistent with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB). All relevant information part of the interim financial information, and only this information, corresponds to the information the Company’s management uses while managing the Company.

50

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a)	Reporting basis

The Company’s interim financial information has been prepared for the period ended June 30, 2021 and in accordance with IAS 34 and CPC 21 (R1) issued by the Accounting Pronouncements Committee (“CPC”), which address interim financial reporting.

CPC 21 (R1)/IAS 34 requires that management use certain accounting estimates. The quarterly information has been prepared based on the historical cost, except for certain financial assets and financial liabilities measured at their fair values.

This quarterly information does not include all the information and disclosures required in annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and the accounting practices adopted in Brazil. There were no changes in the accounting policies adopted in the period ended June 30, 2021 as compared to those applicable in the year ended December 31, 2020, besides the new pronouncements, interpretations, and changes that became effective after December 31, 2020, as described in item (b) of this note.

Restatement of the comparative balances of discontinued operation

The Company restated the comparative balances of the statement of profit or loss, statement of comprehensive income, statement of cash flows and statement of value added, in accordance with CPC 31/IFRS 5, which requires that an entity reclassifies the disclosures related to all operations that have been discontinued at the balance sheet date of the last reporting period presented. The effects of the reclassification are disclosed in Note 30.

Estimates and critical accounting judgments

The Company’s management uses estimates and assumptions based on historical experience and other factors, including expected future events, which are considered reasonable and relevant, and also requires judgments related to these matters. Actual results of operations and the financial position may differ from these estimates. The estimates and critical accounting judgments that represent a significant risk of causing material adjustments to the carrying amounts of assets and liabilities are related to: (i) the recognition of revenue and trade receivables; (ii) expected credit losses on doubtful accounts; (iii) depreciation and amortization of assets with finite useful lives; (iv) impairment of long-lived assets; (v) leases; (vi) fair value of financial liabilities; (vii) provisions; (viii) fair value of financial assets; (ix) deferred income tax and social contribution; and (x) noncurrent assets held for sale and discontinued operations.

51

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Functional and presentation currency

The Company and its subsidiaries operate mainly as telecommunications industry operators in Brazil, Africa, and Asia, and engage in activities typical of this industry. The items included in the financial statements of each group company are measured using the currency of the main economic environment where it operates (“functional currency”). The individual and consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional and presentation currency.

Transactions and balances

Foreign currency-denominated transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange gains and losses arising on the settlement of the transaction and the translation at the exchange rates prevailing at period-end, related foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except when qualified as hedge accounting and, therefore, deferred in equity as cash flow hedges.

Group companies with a different functional currency

The profit or loss and the financial position of all Group entities, none of which uses a currency from a hyperinflationary economy, whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translating at the rate prevailing at the end of the reporting period;

•	revenue and expenses disclosed in the statement of profit or loss are translated using the average exchange rate;

•	all the resulting foreign exchange differences are recognized as a separate component of equity in other comprehensive income; and

•	goodwill and fair value adjustments, arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

52

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As at June 30, 2021 and December 31, 2020, the foreign currency-denominated assets and liabilities were translated into Brazilian reais using mainly the following foreign exchange rates:

	Closing rate		Average rate
Currency	06/30/2021	12/31/2020	06/30/2021	06/30/2020
Euro	5.9276	6.3779	6.4902	5.4211
US dollar	5.0022	5.1967	5.3862	4.9218
Cape Verdean escudo	0.0538	0.0578	0.0589	0.0492
Sao Tomean dobra	0.2420	0.260300	0.2652	0.000234
Kenyan shilling	0.0464	0.0476	0.0496	0.0472
Namibian dollar	0.3500	0.3540	0.3706	0.3139
Mozambican metical	0.0796	0.0700	0.0819	0.0734

Reclassifications of the comparative period’s accounting balances

The Company made some reclassifications in the note to financial income (expenses) for the period ended June 30, 2020 for better comparability with and understanding of the transactions and balances in the individual and consolidated accounting information for the period ended June 30, 2021. These reclassifications do not affect the Company’s or equity as at June 30, 2019 and profit or loss for the period then ended. We highlight below the stated reclassifications:

	Three-month period ended<0}
	COMPANY			CONSOLIDATED
	06/30/2020			06/30/2020
	Originally stated	Reclassification	Currently stated	Originally stated	Reclassification	Currently stated
Inflation adjustment and exchange differences on third-party debt discount	201,220	(201,220)		745,884	(745,884)
Inflation adjustment and exchange differences on related-party debt discount	1,601,354	(1,601,354)
Total reclassifications of financial income	1,802,574	(1,802,574)		745,884	(745,884)
Total financial income	2,426,322	(1,802,574)	623,748	848,652	(745,884)	102,768
Inflation adjustment and exchange differences on third-party debt discount		201,220	201,220		745,884	745,884
Inflation adjustment and exchange differences on related-party debt discount		1,601,354	1,601,354
Total reclassifications of financial expenses		1,802,574	1,802,574		745,884	745,884
Total financial expenses	(3,344,090)	1,802,574	(1,541,516)	(3,702,858)	745,884	(2,956,974)
Financial income (expenses)	(917,768)		(917,768)	(2,854,206)		(2,854,206)

53

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Six-month period ended
	COMPANY			CONSOLIDATED
	06/30/2020			06/30/2020
	Originally stated	Reclassification	Currently stated	Originally stated	Reclassification	Currently stated
Inflation adjustment and exchange differences on third-party debt discount	1,025,072	(1,025,072)		3,540,698	(3,540,698)
Inflation adjustment and exchange differences on related-party debt discount	6,621,656	(6,621,656)
Total reclassifications of financial income	7,646,728	(7,646,728)		3,540,698	(3,540,698)
Total financial income	10,545,930	(7,646,728)	2,899,202	4,221,466	(3,540,698)	680,768
Inflation adjustment and exchange differences on third-party debt discount		1,025,072	1,025,072		3,540,698	3,540,698
Inflation adjustment and exchange differences on related-party debt discount		6,621,656	6,621,656
Total reclassifications of financial expenses		7,646,728	7,646,728		3,540,698	3,540,698
Total financial expenses	(12,731,980)	7,646,728	(5,085,252)	(12,986,712)	3,540,698	(9,446,014)
Financial income (expenses)	(2,186,050)		(2,186,050)	(8,765,246)		(8,765,246)

(b)       New and revised standards and interpretations

b.1) New standards adopted as at January 1, 2020:

New and revised standards		Effective beginning on or after:
Standard enhancement	Setting benchmark interest rates for application pf IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16	January 1, 2021

The amendments to the mentioned standards had no impacts on the Company’s Interim Financial Information.

b.2) The new and revised standards and interpretations issued by the IASB that are effective in future reporting periods and that the Company decided not to early adopt are the following, effective for periods beginning on or after January 1, 2021:

New and revised standards		Effective beginning on or after:
IAS 37	Onerous contract – classification of the cost of fulfilling an onerous contract.	January 1, 2022
IAS 16	Property, plant and equipment - classification of property, plant and equipment items before being ready for their intended use	January 1, 2022
IFRS 3	Conceptual framework	January 1, 2022
Standard enhancement	IFRS 1 – aspects of first-time adoption in a subsidiary; IFRS 9 - ‘10 percent’ test criterion to reverse financial liabilities; IFRS 16 - illustrative examples of leases; and IAS 41 – fair value measurement aspects	January 1, 2022
IAS 1	Classification of liabilities wither as current or non-current.	January 1, 2023
IFRS 4	Insurance contract – temporary exemptions to the application of IFRS 9 for insurers	January 1, 2023
IFRS 17	New Insurance Contracts standard superseding IFRS 4	January 1, 2023

The Company does not anticipate any impact from these amounts to accounting standards.

54

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.        FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1.       Financial Instruments

The carrying amounts and the estimated fair values of our main financial assets and financial liabilities as at June 30, 2021 and December 31, 2020 are summarized as follows:

	Accounting measurement	COMPANY		CONSOLIDATED
		06/30/2021
		Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and banks	Fair value	149,832	149,832	636,245	636,245
Cash equivalents	Fair value	453,446	453,446	793,993	793,993
Cash investments	Fair value	194,236	194,236	204,713	204,713
Derivative financial instruments	Fair value	487	487	487	487
Due from related parties	Amortized cost	7,818,646	7,818,646
Accounts receivable (i)	Amortized cost	4,685,856	4,685,856	3,894,687	3,894,687
Dividends and interest on capital	Amortized cost	2,448,620	2,448,620	25	25
Financial asset at fair value	Fair value	53,908	53,908	53,908	53,908

Liabilities
Trade payables (i)	Amortized cost	6,465,655	6,465,655	7,359,422	7,359,422
Borrowings and financing (ii)
Borrowings and financing	Amortized cost	8,795,563	8,795,563	10,920,406	10,920,406
Due to related parties	Amortized cost	1,681,831	1,681,831
Public debentures	Amortized cost	4,218,659	4,218,659	4,218,659	4,218,659
Private debentures				3,443,008	3,443,008
Senior Notes	Amortized cost	7,973,952	9,182,193	7,973,952	9,182,193
Derivative financial instruments	Fair value	37,424	37,424	37,424	37,424
Dividends and interest on capital	Amortized cost	825,330	825,330	19,750	19,750
Tax refinancing program (iii)	Amortized cost	279,361	279,361	306,797	306,797
Leases payable (iv)	Amortized cost	2,640,282	2,640,282	3,171,938	3,171,938

55

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Accounting measurement	COMPANY		CONSOLIDATED
		12/31/2020
		Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and banks	Fair value	174,952	174,952	692,742	692,742
Cash equivalents	Fair value	1,777,728	1,777,728	3,415,199	3,415,199
Cash investments	Fair value	187,856	187,856	204,056	204,056
Due from related parties	Amortized cost	7,621,572	7,621,572
Accounts receivable (i)	Amortized cost	1,400,570	1,400,570	3,974,238	3,974,238
Dividends and interest on capital	Amortized cost	1,466	1,466
Financial asset at fair value	Fair value	71,594	71,594	71,594	71,594

Liabilities
Trade payables (i)	Amortized cost	2,414,548	2,414,548	8,296,891	8,296,891
Borrowings and financing (ii)
Borrowings and financing	Amortized cost	2,556,144	2,556,144	10,542,777	10,542,777
Due to related parties	Amortized cost	1,591,964	1,591,964
Public debentures	Amortized cost	2,590,369	2,590,369	4,034,603	4,034,603
Private debentures				3,569,805	3,569,805
Senior Notes	Amortized cost	8,196,549	9,821,284	8,196,549	9,821,284
Derivative financial instruments	Fair value	10,967	10,967	10,967	10,967
Dividends and interest on capital	Amortized cost	4,775	4,775	18,094	18,094
Licenses and concessions payable (iii)	Amortized cost	17,828	17,828	43,415	43,415
Tax refinancing program (iii)	Amortized cost	212,629	212,629	346,217	346,217
Leases payable (iv)	Amortized cost	688,220	688,220	2,981,678	2,981,678

56

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

For the closing of the period ended June 30, 2021:

(i) The balances of accounts receivable have near terms and, therefore, they are not adjusted to fair value. The balances of trade payables subject to the judicial reorganization were adjusted to fair value at the date of novation of the liabilities and are represented by the amounts expected to be settled (Note 18).

(ii) The balance of the borrowings and financing with the BNDES, Local Banks, and ECAs correspond to exclusive markets, and the fair value of these instruments is similar to their carrying amounts. The balances of borrowings and financing refers to the bonds issued in the international market, for which is there is a secondary market, and their fair values differ from their carrying amounts.

(iii) The licenses and concessions payable and the tax refinancing program are stated at the amounts that these obligations are expected to be discharged and are not adjusted to fair value.

(iv) The leases payable are represented by the amounts that the obligations are expected to be settled, adjusted at present value.

The levels of the financial assets, cash and cash equivalents, cash investments, and derivative financial instruments at fair value as at June 30, 2021 and December 31, 2020 are as follows:

	Fair value measurement hierarchy	COMPANY		CONSOLIDATED
		Fair value	Fair value	Fair value	Fair value
		06/30/2021	12/31/2020	06/30/2021	12/31/2020
Assets
Cash and banks	Level 1	149,832	174,952	636,245	692,742
Cash equivalents	Level 1	453,446	1,777,728	793,993	3,415,199
Cash investments	Level 1	194,236	187,856	204,713	204,056
Derivative financial instruments	Level 2	487		487
Liabilities
Derivative financial instruments	Level 2	37,424	10,967	37,424	10,967

There were no transfers between levels in the periods ended June 30, 2021 and December 31, 2018.

The Company and its subsidiaries have measured their financial assets and financial liabilities at their market or actual realizable values (fair value) using available market inputs and valuation techniques appropriate for each situation, as follows:

(a)       Cash, cash equivalents and cash investments

Foreign currency-denominated cash equivalents and cash investments are basically kept in checking deposits denominated in euro and US dollars.

57

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the reporting period, multiplied by the number of outstanding securities.

For the remaining contracts, the Company carries out an analysis comparing the current contractual terms and conditions with the terms and conditions effective for the contract when they were originated. When terms and conditions are dissimilar, fair value is calculated by discounting future cash flows at the market rates prevailing at the end of the period, and when similar, fair value is similar to the carrying amount on the reporting date.

(b)       Derivative financial instruments

The Company conducts derivative transactions to manage certain market risks, mainly the foreign exchange risk. At the closing date of the period ended June 30, 2021, these instruments include Non-deliverable Forward (NDF) contracts.

It is worth noting that the Company does not use derivatives for purposes other than the hedging these risks and the method used to calculate the fair value of the derivative instruments contracted throughout the year was the future cash flows method associated to each contracted instrument, discounted using the market rates prevailing at the reporting date.

3.2.       Financial risk management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency fluctuation risk, interest rate risk on fair value, interest rate risk on cash flows), credit risk, and liquidity risk. According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks. The Company and its subsidiaries may use derivative financial instruments to mitigate certain exposures to these risks.

The Company’s risk management process is a three-step process, taking into account its consolidated structure: strategic, tactical, and operational. At the strategic level, the Company’s executive committee agrees with the Board of Directors the risk guidelines to be followed each financial year. A Financial Risk Management Committee is responsible for overseeing and ensuring that Oi comply with the existing policies. At the operating level, risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by the Board of Directors.

The Financial Risk Management Committee meets on a monthly basis and currently consists of the Chief Finance and Investor Relations Officer, Chief Governance, Risks and Compliance Officer, the Chief Treasurer and Performance Analysis Officer, and no more than other two officers from the finance department and at least one former finance officer.

58

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Hedging and Cash Investments Policies, approved by the Board of Directors, document the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies. In line with the Hedging Policy pillars, the strategy is focused on the preservation of the Company’s cash flows, maintaining its liquidity, and complying with the financial covenants, if applicable.

3.2.1.       Market risk

(a)       Foreign exchange risk

Financial assets

The Company is not exposed to any material foreign exchange risk involving foreign currency-denominated financial assets as at June 30, 2021 for which the Company does not enter into any currency hedging transaction.

Financial liabilities

The Company and its subsidiaries have foreign currency-denominated or foreign currency-indexed borrowings and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. The Company’s and its subsidiaries’ borrowings and financing exposed to this risk represent approximately 62.9% of total liabilities from borrowings and financing (64.0% at December 31, 2020), less the contracted currency hedging transactions.

To minimize this type of risk, after the sale of PT Ventures was completed in 2020, the Company elected to keep part of the funds received with this sale in offshore cash, as a natural hedge both to cover the payment of foreign currency-denominated interest to be made in 2020 and the portion of the Company’s US dollar-denominated operating expenses. Additionally, in the same year the Company also hedged part of the Company’s US dollar-denominated operating expenses. Throughout the quarter ended June 30, 2020, the Company maintained the contracting of short-term currency forward hedging transactions to hedge the interest on the qualified bonds maturing in August 2021, as well as US dollar-denominated expenses until May of the current year.

The currency hedging percentage for purposes of covenant compliance and the financial expenses of the existing borrowings and financing, including the impacts of changes in foreign exchange rates on the fair value adjustment gain, is 38.9%.

59

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Foreign currency-denominated financial assets and financial liabilities are presented in the balance sheet as follows (includes intragroup balances transferred to Company amounts):

	COMPANY
	06/30/2021		12/31/2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and banks	121,110	121,110	148,750	148,750
Due from related parties	7,818,133	7,818,133	7,621,168	7,621,168
Derivative financial instruments	487	487
Financial liabilities
Borrowings and financing (Note 19)	14,187,834	14,187,834	10,833,843	10,833,843
Derivative financial instruments	37,424	37,424	10,967	10,967

	CONSOLIDATED
	06/30/2021		12/31/2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and banks	463,341	463,341	526,133	526,133
Cash equivalents	4	4	1,410	1,410
Derivative financial instruments	487	487
Financial liabilities
Borrowings and financing (Note 19)	16,661,577	16,661,577	16,841,745	16,841,745
Derivative financial instruments	37,424	37,424	10,967	10,967

The amounts of the derivative financial instruments as at June 30, 2021 and December 31, 2019 are summarized as follows:

Derivatives designated for hedge accounting
			COMPANY		CONSOLIDATED
	Notional (US$)	Maturity (years)	Fair value		Fair value
			Amounts (payable)/receivable		Amounts (payable)/receivable
			06/30/2021	12/31/2020	06/30/2021	12/31/2020
USD/R$ Non-deliverable forwards (NDFs)	22,908	< 1 year	(8,014)	(3,561)	(8,014)	(3,561)

Derivatives not designated for hedge accounting
			COMPANY		CONSOLIDATED
	Notional (US$)	Maturity (years)	Fair value		Fair value
			Amounts (payable)/receivable		Amounts (payable)/receivable
			06/30/2021	12/31/2020	06/30/2021	12/31/2020
USD/R$ Non-deliverable forwards (NDFs)	82,677	< 1 year	(28,923)	(7,406)	(28,923)	(7,406)

60

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As at June 30, 2021 and December 31, 2020, the main hedging transactions conducted with financial institutions with the objective minimizing the foreign exchange risk were as follows:

Non-deliverable Forward (NDF) contracts

US$/R$: Refer to future dollar purchase transactions using NDFs to hedge against the depreciation of the Brazilian real against the US dollar. The key strategy for these contracts is to eliminate foreign exchange differences during the contract period, mitigating unfavorable changes in foreign exchange rates on dollar-denominated debts or operating expenses.

As at June 30, 2021, the Company recognized as result of derivative transactions the amounts shown below:

	Three-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Forward currency transaction – financial results	(59,027)		(59,027)
Forward currency transaction – operating results	(6,377)		(6,377)
Total	(65,404)		(65,404)

	Six-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Forward currency transaction – financial results	(23,672)	127,581	(23,672)	127,581
Forward currency transaction – operating results	(1,919)	1,152	(1,919)	1,152
Total	(25,591)	128,733	(25,591)	128,733

And the movements in foreign exchange hedges designated for hedge accounting were recognized in other comprehensive income.

Table of movements in hedge accounting effects in other comprehensive income
	COMPANY	CONSOLIDATED
Balance at December 31, 2020	(3,561)	(3,561)
Amortization of hedges to profit or loss	(4,453)	(4,453)
Balance at June 30, 2021	(8,014)	(8,014)

Foreign exchange risk sensitivity analysis

Pursuant to CPC 40 (R1)/IFRS 7, as at June 30, 2021, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies, at the end of the reporting period.

The foreign exchange rates used for the probable scenario are the closing rates prevailing in June 2021. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

61

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Rate
Description	06/30/2021	Depreciation
Probable scenario
U.S. dollar	5.0022	0%
Euro	5.9276	0%
Possible scenario
U.S. dollar	6.2528	25%
Euro	7.4095	25%
Remote scenario
U.S. dollar	7.5033	50%
Euro	8.8914	50%

The impacts of foreign exchange exposure on the foreign currency-denominated debt with third parties, taking into consideration derivatives and offshore cash, in the sensitivity scenarios estimated by the Company, are shown in the table below (excludes intragroup balances):

		06/30/2021
		COMPANY			CONSOLIDATED
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario	Probable scenario	Possible scenario	Remote scenario
US dollar debts	Dollar appreciation	18,845,119	23,556,399	28,267,679	23,072,658	28,840,823	34,608,988
Derivatives (net position - USD)	Dollar depreciation	28,923	74,034	176,991	28,923	74,034	176,991
US dollar cash	Dollar depreciation	(66,590)	(83,238)	(99,885)	(123,476)	(154,344)	(185,213)
Euro debt	Euro appreciation	242,360	302,950	363,540	3,543,928	4,429,910	5,315,892
Euro cash	Euro depreciation	(54,348)	(67,935)	(81,522)	(321,545)	(401,931)	(482,317)
Fair value adjustment	Dollar/euro depreciation	(6,570,592)	(8,213,240)	(9,855,888)	(9,936,532)	(12,420,665)	(14,904,798)
Total assets/ liabilities indexed to exchange fluctuation		12,424,872	15,568,970	18,770,915	16,263,956	20,367,827	24,529,543
Total (gain) loss			3,144,098	6,346,043		4,103,871	8,265,587

(b)       Interest rate risk

Financial assets

Cash equivalents and cash investments in local currency are substantially maintained in financial investment funds exclusively managed for the Company and its subsidiaries, and investments in private securities issued by prime financial institutions. Most of the portfolio of exclusive funds consists of repurchase agreements pegged to the SELIC rate (Central Bank’s policy rate).

The interest rate risk linked to these assets arises from the possibility of decreases in these rates and consequent decrease in the return on these assets.

62

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Financial liabilities

The Company and its subsidiaries have borrowings and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP), the CDI, the Benchmark Rate, and more recently the Broad Consumer Price Index (IPCA) in the case of real-denominated debt as at June 30, 2021. After the approval of the JRP, the Company does not have borrowings and financing subject to the foreign currency-denominated floating interest rate.

As at June 30, 2021, approximately 37.1% (35.9% at December 31, 2020) of the incurred debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt after is to CDI.  Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments.

These assets and liabilities are presented in the balance sheet as follows:

	COMPANY
	06/30/2021		12/31/2020
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	453,446	453,446	1,777,728	1,777,728
Cash investments	194,236	194,236	187,856	187,856
Due from related parties	513	513	404	404
Financial liabilities
Borrowings and financing (Note 19)	8,475,389	8,475,389	4,092,958	4,101,183

	CONSOLIDATED
	06/30/2021		12/31/2020
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	793,989	793,989	3,413,789	3,413,789
Cash investments	204,713	204,713	204,056	204,056
Financial liabilities
Borrowings and financing (Note 19)	9,865,993	9,865,993	9,501,988	9,501,988

63

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Interest rate fluctuation risk sensitivity analysis

Management believes that the most material risk related to interest rate fluctuations arises from its liabilities pegged to the CDI, the TJLP, and the IPCA. This risk is associated to an increase in those rates. The TJLP has been successively cut since January 2020, when it was set at 5.09% per year. Beginning April 2020, the TJLP was cut again to 4.94% p.a. and subsequently to 4.91% p.a. for July-September 2020, to 4.55% p.a. for October-December 2020, and 4.39% p.a. for January-March 2021. Beginning April 2021, after successive cuts, o National Monetary Council decided to increase this rate to 4.61% p.a. And before the end of the quarter, the was a new increase to 4.88% p.a. that tracked the increase of the Selic (Central Bank’s policy rate), effective for July-September 2021.

Pursuant to CPC 40 (R1)/IFRS 7, Management estimated the fluctuation scenarios of the rates CDI and TJLP as at June 30, 2021. The rates used for the probable scenario were the rates prevailing at the end of the reporting period.

These rates have been stressed by 25% and 50%, and used as benchmark for the possible and remote scenarios.

06/30/2021
Interest rate scenarios
Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
4.15%	4.61%	5.19%	5.76%	6.23%	6.92%

Such sensitivity analysis considers outflows for the repayment of debts to third parties in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the fair values of these liabilities.

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

		06/30/2021
		COMPANY			CONSOLIDATED
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario	Probable scenario	Possible scenario	Remote scenario
Debt pegged to CDI	CDI increase	2,486,737	3,135,396	3,794,479	2,529,904	3,189,822	3,860,346
Debt pegged to TJLP	TJLP increase	2,139,857	2,483,568	2,828,954	2,914,077	3,381,119	3,850,170
Total assets/liabilities pegged to the interest rate		4,626,594	5,618,964	6,623,433	5,443,981	6,570,941	7,710,516
Total (gain) loss			992,370	1,996,839		1,126,960	2,266,535

64

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.2.2.       Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. The expected losses on trade receivables are adequately covered by an allowance intended to cover possible losses on their realization.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. As at June 30, 2021, approximately 87.7% of the consolidated cash investments were made with counterparties with an AAA, AA, A, and or sovereign risk rating.

3.2.3.       Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to discharge its liabilities on maturity dates and obtain cash due to market liquidity restrictions. Management uses its resources mainly to fund capital expenditures incurred on the expansion and upgrading of the network, invest in new businesses.

The Company’s management monitors the continual forecasts of the liquidity requirements to ensure that the company has sufficient cash to meet its operating needs and fund capital expenditure to modernize and expand its network.

In May 2021, Oi completed the subscription and payment of the R$2,500 million convertible debentures issued by Brasil Telecom Comunicação Multimídia S.A. The funds disbursed through these debentures are being used to support the subsidiary's CAPEX, focused on the expansion of the fiber-to-the-home (FTTH) network. This is yet another step in the judicial reorganization proceeding, in line with the Company's Strategic Transformation Plan.

Capital management

The Company seeks to manage its equity structure according to best market practices.

The objective of the Company’s capital management strategy is to ensure that liquidity levels and financial leverage allow the sustained growth of the Group, the compliance with the strategic investment plan, and generation of returns to our shareholders.

We may change our capital structure, according to existing economic and financial conditions, to optimize our financial leverage and debt management.

65

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The indicators used to measure capital structure management are: gross debt to accumulated twelve-month EBITDA (earnings before interest (financial income and expenses), taxes, depreciation, and amortization), and the interest coverage ratio, as shown below:

Gross debt-to-EBITDA between 2x and 4.0x
Interest coverage ratio (*) higher than 1.75

(*) Measures the Company’s capacity to cover its future interest obligations.

3.2.4.       Risk of accelerated maturity of borrowings and financing

At the end of June 30, 2021 there was no risk of accelerated maturity of the Company’s debt.

It is worth emphasizing that, in line with the provisions of the Plan, as amended, BNDES (Brazilian development bank) agrees that, as of the Court Ratification of the Amendment to the JRP (October 8, 2020) and until the first of the financial settlement of the disposal of the UPI Mobile Assets or by May 30, 2022, the obligation to comply with the financial ratios set forth in the agreement will be temporarily stayed by BNDES and, therefore, during such period, its noncompliance will not imply a possible breach of the agreement, as reported in Note 19, ‘Covenants’ section.

4.       NET OPERATING REVENUE

	Three-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020	06/30/2021	06/30/2020 Restated

Gross operating revenue	2,128,754	1,017,612	2,994,861	3,037,498

Deductions from gross revenue	(420,039)	(245,142)	(760,100)	(736,117)
Taxes	(414,606)	(242,610)	(653,553)	(675,204)
Other deductions	(5,433)	(2,532)	(106,547)	(60,913)

Net operating revenue	1,708,715	772,470	2,234,761	2,301,381

	Six-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020	06/30/2021	06/30/2020 Restated

Gross operating revenue	3,270,387	2,079,941	5,980,521	6,193,028

Deductions from gross revenue	(631,401)	(500,813)	(1,507,420)	(1,476,298)
Taxes	(624,052)	(495,936)	(1,300,570)	(1,367,086)
Other deductions	(7,349)	(4,877)	(206,850)	(109,212)

Net operating revenue	2,638,986	1,579,128	4,473,101	4,716,730

66

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

5.       REVENUE AND EXPENSES BY NATURE

	Three-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020 Restated	06/30/2021	06/30/2020 Restated
Net operating revenue	1,708,715	772,470	2,234,761	2,301,381
Operating income (expenses):
Interconnection	(45,594)	(17,568)	(40,107)	(45,966)
Personnel	(201,689)	(90,375)	(402,741)	(400,378)
Third-party services	(413,092)	(223,075)	(690,021)	(784,999)
Grid maintenance service	(276,583)	(121,103)	(105,740)	(113,448)
Handset and other costs			(259)	(3,635)
Advertising and publicity	(10,244)	(11,210)	(125,813)	(62,726)
Rentals and insurance	(310,630)	(116,904)	(327,773)	(309,218)
(Provisions)/reversals	25,072	39,490	(30,840)	(43,411)
Expected losses on trade receivables	(39)	(10,009)	(21,268)	(42,382)
Taxes and other income (expenses)	1,420,518	(1,983,109)	65,395	(78,711)
Other operating income (expenses), net	(11,870)		(13,356)
Operating expenses excluding depreciation and amortization	175,849	(2,533,863)	(1,692,523)	(1,884,874)
Depreciation and amortization	(675,887)	(378,676)	(719,633)	(703,563)
Total operating expenses	(500,038)	(2,912,539)	(2,412,156)	(2,588,437)
Profit (loss) before financial income (expenses) and taxes	1,208,677	(2,140,069)	(177,395)	(287,056)
Financial income (expenses):
Financial income	(840,197)	623,748	30,583	102,768
Financial expenses	799,311	(1,541,516)	1,315,736	(2,956,974)
Total financial income (expenses)	(40,886)	(917,768)	1,346,319	(2,854,206)
Pretax profit (loss)	1,167,791	(3,057,837)	1,168,924	(3,141,262)
Income tax and social contribution			(881)	(591)
Profit (loss) for the period from discontinued operations	1,167,791	(3,057,837)	1,168,043	(3,141,853)
Discontinued operations
Profit for the year from discontinued operations (net of taxes) (Nota 30)	(28,838)	(351,547)	(28,838)	(351,547)
Profit (loss) for the period	1,138,953	(3,409,384)	1,139,205	(3,493,400)
Profit (loss) attributable to the Company’s owners	1,138,953	(3,409,384)	1,138,953	(3,409,384)
Profit (loss) attributable to non-controlling interests			252	(84,016)

Operating expenses by function:

Cost of sales and/or services	(1,474,194)	(669,788)	(1,424,732)	(1,429,461)
Selling expenses	(238,119)	(125,922)	(570,294)	(486,432)
General and administrative expenses	(275,680)	(206,232)	(543,084)	(675,114)
Other operating income	181,027	129,977	575,594	432,780
Other operating expenses	(121,709)	(34)	(450,608)	(430,693)
Share of results of investees	1,428,637	(2,040,540)	968	483
Total operating expenses	(500,038)	(2,912,539)	(2,412,156)	(2,588,437)

67

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Six-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020 Restated	06/30/2021	06/30/2020 Restated
Net operating revenue	2,638,986	1,579,128	4,473,101	4,716,730
Operating income (expenses):
Interconnection	(57,630)	(34,034)	(73,344)	(78,900)
Personnel	(311,790)	(182,909)	(846,255)	(866,279)
Third-party services	(678,087)	(468,419)	(1,387,478)	(1,608,002)
Grid maintenance service	(394,327)	(249,978)	(202,233)	(241,702)
Handset and other costs			(3,055)	(4,696)
Advertising and publicity	(19,527)	(26,028)	(215,241)	(119,452)
Rentals and insurance	(486,135)	(236,835)	(696,215)	(681,189)
(Provisions)/reversals	24,222	(3,500)	(78,930)	(63,042)
Expected losses on trade receivables	(2,340)	(25,381)	(51,281)	(82,562)
Taxes and other income (expenses) (i)	(1,088,023)	(6,558,585)	(32,770)	(12,447)
Other operating income (expenses), net (ii)	106,012		971,182	366,558
Operating expenses excluding depreciation and amortization	(2,907,625)	(7,785,669)	(2,615,620)	(3,391,713)
Depreciation and amortization	(1,111,183)	(760,600)	(1,891,629)	(1,792,392)
Total operating expenses	(4,018,808)	(8,546,269)	(4,507,249)	(5,184,105)
Loss before financial income (expenses) and taxes	(1,379,822)	(6,967,141)	(34,148)	(467,375)
Financial income (expenses):
Financial income	260,508	2,899,202	209,924	680,768
Financial expenses	(1,146,530)	(5,085,252)	(2,435,972)	(9,446,014)
Total financial income (expenses)	(886,022)	(2,186,050)	(2,226,048)	(8,765,246)
Pre-tax loss	(2,265,844)	(9,153,191)	(2,260,196)	(9,232,621)
Income tax and social contribution		12,085	(9,406)	33,774
Loss for the period from discontinued operations	(2,265,844)	(9,141,106)	(2,269,602)	(9,198,847)
Discontinued operations
Profit for the year from discontinued operations (net of taxes) (Nota 30)	367,259	(548,343)	367,259	(548,343)
Loss for the period	(1,898,585)	(9,689,449)	(1,902,343)	(9,747,190)
Loss attributable to Company owners	(1,898,585)	(9,689,449)	(1,898,585)	(9,689,449)
Loss attributable to non-controlling interests			(3,758)	(57,741)

Operating expenses by function:

Cost of sales and/or services	(2,265,506)	(1,350,764)	(3,311,071)	(3,280,720)
Selling expenses	(393,262)	(266,668)	(1,131,473)	(995,657)
General and administrative expenses	(489,837)	(423,780)	(1,119,366)	(1,388,375)
Other operating income	411,003	281,274	1,824,197	1,206,435
Other operating expenses	(162,592)	(66,021)	(770,701)	(756,533)
Share of results of investees	(1,118,614)	(6,720,310)	1,165	30,745
Total operating expenses	(4,018,808)	(8,546,269)	(4,507,249)	(5,184,105)
(i)	Includes the share of results of investees.

(ii)	In the first half of 2021, represented primarily by the gain on the sale of UPI Towers amounting to R$1,008,683 (Note 1). In the first half of 2020, represented primarily by the gain on the sale of a property amounting to R$84,920 and the gain on the sale of the investment held in PT Ventures amounting to R$79,114.

68

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

6.       FINANCIAL INCOME (EXPENSES)

	Three-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020	06/30/2021	06/30/2020 Restated
Financial income
Interest, inflation adjustment, and exchange differences on other assets	109,923	(24,732)	87,269	(1,617)
Income from cash investments	5,645	19,537	12,411	33,667
Interest and exchange differences on intragroup loans	(939,644)	610,580
Exchange differences on translating foreign cash investments	(17,401)	17,271	(66,962)	72,189
Other income	1,280	1,092	(2,135)	(1,471)
Total	(840,197)	623,748	30,583	102,768

Financial expenses and other charges
a) Borrowing and financing costs
Amortization of third-party debt discount	16,139	(152,765)	57,903	(364,475)
Amortization of related-party debt discount	223,774	(260,167)
Inflation adjustment and exchange losses on third-party	2,154,723	(628,703)	3,683,050	(1,487,357)
Inflation adjustment and exchange differences on third-party debt discount	(890,300)	201,220	(1,692,735)	745,884
Inflation adjustment and exchange differences on related-party debt discount	(3,096,122)	1,601,354
Interest on borrowings from third parties	(304,327)	(313,005)	(349,759)	(415,652)
Interest on debentures	(41,274)	(27,250)	(166,923)	(152,979)
Interest and exchange differences on intragroup loans	3,076,808	(1,553,009)
Subtotal:	1,139,421	(1,132,325)	1,531,536	(1,674,579)
b) Other charges
Interest on leases	(76,784)	(21,268)	(88,783)	(93,216)
Gain (loss) on cash investments classified as held for sale	(35,179)	41,565	(10,487)	(70,751)
Tax on transactions and bank fees	(21,097)	(20,936)	(34,799)	(46,973)
Interest on, inflation adjustment to, and foreign exchange differences on other liabilities	181,592	(278,167)	392,718	(790,465)
Inflation adjustment to (provisions)/reversals	(6,073)	(86,555)	(55,890)	(196,513)
Interest on taxes in installments - tax financing program	(921)	(1,071)	(1,325)	(1,974)
Derivative transactions	(59,027)		(59,027)
Other expenses	(322,621)	(42,759)	(358,207)	(82,503)
Subtotal:	(340,110)	(409,191)	(215,800)	(1,282,395)
Total	799,311	(1,541,516)	1,315,736	(2,956,974)
Financial income (expenses)	(40,886)	(917,768)	1,346,319	(2,854,206)

69

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Six-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020	06/30/2021	06/30/2020 Restated
Financial income
Interest, inflation adjustment, and exchange differences on other assets	159,411	164,331	210,892	157,558
Income from cash investments	12,837	35,742	25,807	71,626
Interest and exchange differences on intragroup loans	85,124	2,496,364
Exchange differences on translating foreign cash investments	(5,882)	199,917	(31,377)	455,368
Other income	9,018	2,848	4,602	(3,784)
Total	260,508	2,899,202	209,924	680,768

Financial expenses and other charges
a) Borrowing and financing costs
Amortization of third-party debt discount	(186,471)	(391,367)	(417,924)	(942,205)
Amortization of related-party debt discount	(118,136)	(823,462)
Inflation adjustment and exchange losses on third-party	1,033,635	(3,252,102)	1,188,953	(7,322,628)
Inflation adjustment and exchange differences on third-party debt discount	(544,975)	1,025,072	(609,266)	3,540,698
Inflation adjustment and exchange differences on related-party debt discount	(1,436,131)	6,621,656
Interest on borrowings from third parties	(626,193)	(601,909)	(767,406)	(805,288)
Interest on debentures	(59,293)	(64,283)	(326,048)	(294,225)
Interest and exchange differences on intragroup loans	1,488,295	(6,490,475)
Subtotal:	(449,269)	(3,976,870)	(931,691)	(5,823,648)
b) Other charges
Interest on leases	(96,963)	(41,880)	(173,430)	(184,357)
Gain on cash investments classified as held for sale	3,519	418,694	15,541	133,022
Tax on transactions and bank fees	(42,310)	(58,620)	(87,088)	(112,007)
Interest, inflation adjustment, and exchange differences on other liabilities (i)	(141,548)	(1,033,781)	(626,235)	(2,794,998)
Inflation adjustment to (provisions)/reversals	(34,926)	(181,387)	(151,518)	(365,605)
Interest on taxes in installments - tax financing program	(1,377)	(2,433)	(2,309)	(4,446)
Derivative transactions	(23,672)	(127,581)	(23,672)	(127,581)
Other expenses (ii)	(359,984)	(81,394)	(455,570)	(166,394)
Subtotal:	(697,261)	(1,108,382)	(1,504,281)	(3,622,366)
Total	(1,146,530)	(5,085,252)	(2,435,972)	(9,446,014)
Financial income (expenses)	(886,022)	(2,186,050)	(2,226,048)	(8,765,246)

(i)	This line item includes interest related to the present value adjustment associated with the liabilities of onerous contracts and trade payables subject to the Judicial Reorganization, and related exchange differences and adjustment for inflation.
(ii)	Represented mainly by financial banking fees and commissions.

70

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

7.       INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes encompass the income tax and the social contribution. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate nominal tax rate of 34%.

The provision for income tax and social contribution is broken down as follows:

	Three-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020 Restated	06/30/2021	06/30/2020 Restated
Income tax and social contribution
Current taxes			(881)	(591)
Deferred taxes (Note 10)
Total			(881)	(591)

	Three-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020 Restated	06/30/2021	06/30/2020 Restated
Pre-tax profit (loss)	1,167,791	(3,057,837)	1,168,924	(3,141,262)
Income tax and social contribution
Income tax and social contribution on taxed income	(397,049)	1,039,664	(397,434)	1,068,029
Equity in investees	485,737	(693,783)	329	164
Tax incentives			35	16
Permanent deductions (add-backs)	(2,003,483)	464,485	(7,167,091)	256,798
Reversal of (Allowance for) impairment losses on deferred tax assets	1,914,795	(810,366)	7,314,305	(1,119,726)
Tax effects of deferred tax assets of foreign subsidiaries			248,975	(205,872)
Income tax and social contribution effect on profit or loss			(881)	(591)

	Six-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020 Restated	06/30/2021	06/30/2020 Restated
Income tax and social contribution
Current taxes			(9,406)	9,960
Deferred taxes (Note 10)		12,085		23,814
Total		12,085	(9,406)	33,774

71

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Six-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020 Restated	06/30/2021	06/30/2020 Restated
Pre-tax loss	(2,265,844)	(9,153,191)	(2,260,196)	(9,232,621)
Income tax and social contribution
Income tax and social contribution on taxed income	770,387	3,112,085	768,467	3,139,091
Equity in investees	(380,329)	(2,284,906)	396	10,453
Tax incentives (i)			81	34
Permanent deductions (add-backs) (ii)	(1,513,829)	2,248,202	(6,815,998)	1,210,262
Reversal of (Allowance for) impairment losses on deferred tax assets (iii)	1,123,771	(3,063,296)	6,052,602	(3,753,764)
Tax effects of deferred tax assets of foreign subsidiaries (iv)			(14,954)	(572,302)
Income tax and social contribution effect on profit or loss		12,085	(9,406)	33,774

(i)	Refer basically to the income surtax (10%) payable by subsidiaries.

(ii)	The tax effects from permanent add-backs are represented mainly by the write-off of deferred tax credits, totaling R$6,520,403, corresponding to the tax loss carryforwards of subsidiary Telemar, merged with and into the Company on May 3, 2021, and the effects of the foreign exchange differences on fair value adjustments to the restructured liabilities included in the JRP.

(iii)	The reversal in the period corresponds mainly to the effects of the reversals of the provisions to the realizable value of deferred tax credits on tax loss carryforwards derecognized from Telemar, as commented in the previous paragraph and referred to in Note 10.

(iv)	Effects of unrecognized deferred tax assets held by foreign subsidiaries that do not have a history of profitability and/or an expectation to generate taxable income.

8.       CASH, CASH EQUIVALENTS AND CASH INVESTMENTS

Cash investments and cash investments made by the Company and its subsidiaries in the periods ended June 30, 2021 and December 31, 2020 are measured at their fair values.

(a)	Cash and cash equivalents

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Cash and banks	149,832	174,952	636,245	692,742
Cash equivalents	453,446	1,777,728	793,993	3,415,199
Total	603,278	1,952,680	1,430,238	4,107,941

72

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Repurchase agreements (i)	293,312	1,518,113	607,842	2,919,122
Certificated of Bank Deposit (CDB)	150,754	185,564	151,958	343,084
Private securities (ii)	6,478	71,254	30,407	134,411
Time deposits			4	1,407
Other	2,902	2,797	3,782	17,175
Cash equivalents	453,446	1,777,728	793,993	3,415,199

(b)	Short- and long-term cash investments

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Private securities (iii)	173,138	170,660	180,147	177,827
Government securities	21,098	17,196	24,566	26,229
Total	194,236	187,856	204,713	204,056
Current	191,471	184,682	194,939	193,715
Non-current	2,765	3,174	9,774	10,341

(i)	Represented, mainly, by exclusive investment funds, most the portfolio of which consists of government securities with yields pegged to SELIC (Central Bank’s policy rate). The portfolio is preferably allocated to highly liquid spot market instruments for all investments.

(ii)	Represented primarily by highly liquid treasury financial bills of private banks pegged to CDI.

(iii)	Represented mainly by investments whose yields are pegged to SELIC and CDB rates.

The Company and its subsidiaries hold cash investments in Brazil and abroad for the purpose of earning interest on cash, benchmarked to CDI in Brazil, LIBOR for the US dollar-denominated portion, and EURIBOR for the euro-denominated portion.

9.       ACCOUNTS RECEIVABLE

	COMPANY[1]		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Billed services	4,837,049	1,471,972	3,982,831	3,984,006
Unbilled services	591,393	378,225	881,278	1,024,380
Subtotal	5,428,442	1,850,197	4,864,109	5,008,386
Expected losses on trade receivables	(742,586)	(449,627)	(969,422)	(1,034,148)
Total	4,685,856	1,400,570	3,894,687	3,974,238

1 These amounts include the related-party balances, as shown in Note 29 and include the balances merged from Telemar (Note 1).

73

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The aging list of trade receivables is as follows:

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Current	4,531,897	1,469,935	3,224,633	3,650,943
Past-due up to 60 days	269,670	120,279	665,857	564,145
Past-due from 61 to 90 days	56,086	14,665	121,966	88,377
Past-due from 91 to 120 days	42,502	11,898	90,099	76,252
Past-due from 121 to 150 days	45,383	12,366	166,340	78,409
Over 150 days past-due	482,904	221,054	595,214	550,260
Total	5,428,442	1,850,197	4,864,109	5,008,386

The movements in the expected credit losses on trade receivables are as follows:

	COMPANY	CONSOLIDATED
Balance at January 1, 2021	(449,627)	(1,034,148)
Telemar merger (Note 1)	(287,300)
Expected losses on trade receivables	(2,340)	(50,817)
Trade receivables written off as uncollectible	(3,319)	115,543
Balance at June 30, 2021	(742,586)	(969,422)

10.        CURRENT AND DEFERRED INCOME TAXES

	ASSETS
	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	80,647	10,466	172,239	179,780
Recoverable social contribution (CSLL) (i)	4,823	3	84,988	73,435
IRRF/CSLL - withholding income taxes (ii)	66,679	34,690	104,690	104,906
Total current	152,149	45,159	361,917	358,121

Deferred recoverable taxes
Income tax and social contribution on temporary differences[1]	3,724,398	3,724,398	3,671,070	3,671,070
Total non-current	3,724,398	3,724,398	3,671,070	3,671,070

1 See movements table below.

	LIABILITIES
	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Current taxes payable
Income tax payable			10,306	11,752
Social contribution payable			353	630
Total current			10,659	12,382

74

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.

(ii)	Withholding income tax (IRRF) credits on cash investments, derivatives, intragroup loans, government entities, and other amounts that are used as deductions from income tax payable for the years, and social contribution withheld at source on services provided to government agencies.

Movements in deferred income tax and social contribution

	COMPANY
	Balance at 12/31/2020	Recognized in deferred tax benefit/ expenses	Telemar merger (Note 1)	Balance at 06/30/2021
Deferred tax assets arising on:
Temporary differences
Provisions	421,463	(45,452)	540,864	916,875
Provisions for suspended taxes	125,495	2,226		127,721
Provisions for pension funds	(50,806)	104	(159,690)	(210,392)
Expected losses on trade receivables	167,165	(1,410)	256,907	422,662
Profit sharing	30,252	(28,443)	3,410	5,219
Foreign exchange differences	3,548,033	(729,062)	1,184,559	4,003,530
Merged goodwill (i)	1,131,992	(140,553)		991,439
Onerous obligation	536,237	(112,467)	961,672	1,385,442
Leases	13,748	4,337	39,802	57,887
ORA - MTM - Derivatives	1,211	1,514		2,725
Other temporary add-backs and deductions	217,967	9,807	510,414	738,188
Deferred taxes on temporary differences	6,142,757	(1,039,399)	3,337,938	8,441,296
CSLL tax loss carryforwards (iii)	4,991,972	376,368		5,368,340
Total deferred tax assets	11,134,729	(663,031)	3,337,938	13,809,636
Deferred tax liabilities
Temporary differences and income tax and social contribution of goodwill (ii)	(1,467,357)	(460,740)	313,425	(1,614,672)
Allowance for impairment loss (iii)	(5,942,974)	1,123,771	(3,651,363)	(8,470,566)
Total deferred tax assets (liabilities)	3,724,398			3,724,398

75

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	Balance at 12/31/2020	Recognized in deferred tax benefit/ expenses	Balance at 06/30/2021
Deferred tax assets arising on:
Temporary differences
Provisions	1,223,404	(117,063)	1,106,341
Provisions for suspended taxes	169,539	4,193	173,732
Provisions for pension funds	(211,187)	104	(211,083)
Expected losses on trade receivables	487,033	38,423	525,456
Profit sharing	133,156	(93,412)	39,744
Foreign exchange differences	3,442,455	(297,295)	3,145,160
Merged goodwill (i)	1,131,992	(140,553)	991,439
Onerous obligation	2,438,425	(165,220)	2,273,205
Leases	196,332	45,591	241,923
ORA - MTM - Derivatives	1,211	1,514	2,725
Other temporary add-backs and deductions	1,127,492	63,533	1,191,025
Deferred taxes on temporary differences	10,139,852	(660,185)	9,479,667
CSLL tax loss carryforwards (iii)	16,561,970	(5,612,716)	10,949,254
Total deferred tax assets	26,701,822	(6,272,901)	20,428,921
Deferred tax liabilities
Temporary differences and income tax and social contribution of goodwill (ii)	(2,423,808)	220,299	(2,203,509)
Allowance for impairment loss (iii)	(20,606,944)	6,052,602	(14,554,342)
Total deferred tax assets (liabilities)	3,671,070		3,671,070

(i)	Refer to: (i) deferred income tax and social contribution assets calculated as tax benefit originating from the goodwill paid on acquisition of the Company and recognized by the merged companies in the course of 2009. The realization of the tax credit arises from the amortization of the goodwill balance based on the STFC license and in the appreciation of property, plant and equipment, the utilization of which is estimated to occur through 2025, and (ii) deferred income tax and social contribution assets originating from the goodwill paid on the acquisition of interests in the Company in 2008-2011, recognized by the companies merged with and into Telemar Participações S.A. (“TmarPart”) and by TmarPart merged with and into the Company on September 1, 2015, which was based on the Company’s expected future profitability and the amortization of which is estimated to occur through 2025.

(ii)	Refers basically to the tax effects on the appreciation of property, plant and equipment and intangible assets, merged from TmarPart.

(iii)	The Company regularly tests deferred tax assets for impairment and recognizes an allowance for impairment losses of deferred tax assets when it is probable that these assets will not be realized, based on a statement of expected generation of future taxable income, supported by a technical feasibility study and the matching the estimated annual realization portion of the asset and liability temporary differences. The allowance for impairment losses is reversed as it becomes probable that taxable income will be available.

Throughout the period, at the time of the merger of Telemar (Note 1), the Company derecognized deferred tax credits on tax loss carryforwards to profit or loss and the corresponding provisions were reversed at the realizable value of these credits, totaling R$6,520,403.

76

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The stock of tax loss carryforwards in Brazil and foreign subsidiaries is approximately R$21,591,645 and R$14,432,380, and corresponds to R$7,341,159 and R$3,608,095 in deferred tax assets, respectively, which can be carried forward indefinitely and offset against taxes payable in the future.

11.       OTHER TAXES

	ASSETS
	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Recoverable State VAT (ICMS) (i)	535,254	221,582	756,760	1,056,583
PIS and COFINS (ii)	845,294	1,153,103	1,503,395	2,115,486
Other	37,063	74	110,897	98,548
Total	1,417,611	1,374,759	2,371,052	3,270,617
Current	775,593	929,572	1,172,390	1,823,451
Non-current	642,018	445,187	1,198,662	1,447,166

	LIABILITIES
	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
State VAT (ICMS)	233,277	129,638	394,817	389,852
ICMS Convention No. 69/1998	64,226	47,476	137,263	136,462
PIS and COFINS (iii)	359,392	274,605	560,845	560,554
FUST/FUNTTEL/broadcasting fees (iv)	570,103	258,245	668,177	665,169
Telecom Inspection Fund (FISTEL) fee (v)	2,883	654	974,374	488,538
Other (vi)	55,110	13,308	228,757	272,570
Total	1,284,991	723,926	2,964,233	2,513,145
Current	350,887	174,097	1,649,517	1,189,145
Non-current	934,104	549,829	1,314,716	1,324,000

(i) Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

(ii) The Company and its subsidiaries filed legal proceedings to claim the right to deduct ICMS from the PIS and COFINS tax bases and the recovery of past unduly paid amounts, within the relevant statute of limitations.

In 2019, the 1st and 2nd Region Federal Courts (Brasília and Rio de Janeiro) issued final and unappealable decisions favorable to the Company on two of the three main lawsuits of the Company relating to the discussion about the non-levy of PIS and COFINS on ICMS.

These credits were cleared for offset by the Federal Revenue Service between May and October 2019 so that the Company has been using them to pay federal taxes due since June 2019. The total amount of the credit was approximately R$3 billion, added to the three lawsuits.

77

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(iii) Represented primarily by the Social Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS) on revenue, financial income, and other income.

(iv) The Company, Telemar, and Oi Móvel filed lawsuits to discuss the correct calculation of the contribution to the FUST and in the course of the lawsuits made escrow deposits to suspend its collection. These discussions are also being judged by higher courts and a possible transformation of the deposited amounts into definitive payments should not occur within two (2) years.

(v) The Company, Telemar, and Oi Móvel, together with other industry companies, filed a lawsuit aiming at removing the obligation to pay the Installation Inspection Fee (TFI) and the Operation Fee (TFF). The court awarded a sentence rejecting the claims, which led to the filing of an appeal, which is still awaiting judgment. As the 2020 TFF payment deadline is about to expire and the appeal is pending judgment, the companies filed a request for an early appeal, granted on March 18, 2020, to suspend the payment of the 2020 TFF until the appeal is judged, and this request was renewed for 2021, also granted by a decision issued in March 2021, to maintain the collection suspension until the judgment of the appeal.

(vi) Represented primarily by inflation adjustment to suspended taxes and withholding tax on intragroup loans and interest on capital.

12.       JUDICIAL DEPOSITS

In some situations, the Company makes, as ordered by courts or even at its own discretion to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counselors, as probable, possible, or remote. The Company recognizes in current assets that amount it expects to withdraw from escrow deposits or the amount of escrow deposits it expects to offset against provisions in the coming twelve months.

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

	COMPANY[1]		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Civil (i)	2,907,830	2,718,735	3,091,511	4,433,968
Tax	1,848,476	888,000	1,922,891	1,985,621
Labor	725,336	344,990	944,462	902,294
Subtotal:	5,481,642	3,951,725	5,958,864	7,321,883
Estimated loss	(19,664)	(15,233)	(25,826)	(28,048)
Total	5,461,978	3,936,492	5,933,038	7,293,835
Current	1,086,537	716,047	1,164,368	1,095,827
Non-current	4,375,441	3,220,445	4,768,670	6,198,008

1 The parent company's balances as at June 30, 2021, include the judicial deposits of Telemar merged in May 2021 (Note 1).

(i) The reduction made in the period results mainly from the transfer of judicial deposits to the regulatory agency ANATEL, in accordance with the provisions of the Amendment to the JRP and the transaction agreement signed, based on the provisions of Law 13988/2020 (Notes 1 and 18).

78

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

13.       PREPAID EXPENSES

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Costs incurred on the performance of a contract (IFRS 15) (i)	403,580	187,927	310,100	255,407
Telecom Inspection Fund (FISTEL) fee	931		269,142
Advertising and publicity	9,774	511	16,783	20,928
Insurance	40,666	12,245	54,009	46,357
Bank guarantee	25,926	5,860	33,732	24,956
Other	223,509	103,496	175,967	110,868
Total	704,386	310,039	859,733	458,516
Current	545,647	233,952	712,581	330,131
Non-current	158,739	76,087	147,152	128,385

(i) Represented by commission costs incurred in the compliance with agreements. The movements in the period are as follows:

	COMPANY	CONSOLIDATED
Balance at January 1, 2021	187,927	255,407
Telemar merger (Note 1)	251,837
Incurred costs	66,308	491,739
Allocation to profit or loss	(102,492)	(437,046)
Balance at June 30, 2021	403,580	310,100

14.       OTHER ASSETS

	COMPANY[1]		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Sureties from related parties		60,340
Receivables (i)	315,763	89,620	316,005	427,451
Advances to and amounts recoverable from suppliers	317,108	69,480	261,061	294,553
Amounts receivable from the sale of property, plant and equipment items	223,299	84,031	226,023	308,806
Amounts receivable (ii)	430,914	54,145	485,005	177,626
Advances to employees	31,674	16,802	40,877	48,257
Other	124,553	38,587	96,982	93,303
Total	1,443,311	413,005	1,425,953	1,349,996
Current	959,896	346,445	854,381	754,292
Non-current	483,415	66,560	571,572	595,704

1 The balances as at June 30, 2021 include the balances merged from Telemar (Note 1).

(i)	The receivables from Fundação Sistel arise from the Company’s interest in the distribution of the PBS-A plan surplus, duly approved by the National Pension Plan Authority (PREVIC). As at June 30, 2021, the Company had claim to seventeen (17) installments of receivables that are adjustable according to the Plan’s profitability.

(ii)	As at June 30, 2021, includes R$81,961 related to the amounts receivables arising from the sale of the UPI Datacenter (Note 1).

79

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

15.       INVESTMENTS

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Investment in subsidiaries	4,825,477	7,339,368
Joint arrangements	24,298		24,298	25,081
Investments in associates	51,871		51,871	50,799
Tax incentives, net of allowances for losses	16,361	10,273	31,606	31,876
Other investments	2	3,799	5,384	15,823
Total	4,918,009	7,353,440	113,159	123,579

Summary of the movements in investment balances

	COMPANY	CONSOLIDATED
Balance at January 1, 2021	7,353,440	123,579
Equity in investees (*)	(645,121)	202
Investment – BrT Multimídia (**)	7,068,701
Disposal of investment (Drammen)	(36,774)
BrT Multimídia spin-off	(12,362)
Telemar merger (***)	(2,246,707)
Dividends	(6,431)
Write-off of investments	(10,623)	(10,623)
Reclassification to held-for-sale assets (****)	(6,546,114)
Balance at June 30, 2021	4,918,009	113,159

(*) Breakdown shown below.

(**)       On May 1, 2021 the Company (Assignor) and BrT Multimídia (Assignee) entered into Indefeasible Rights of Use (IRU) agreements, which establishes the conditions for the onerous and permanent assignment, by the Assignor to the Assignee, of the exclusive, indefeasible, and unalterable right of use of the assets that are the subject matter of the agreements (transmission of telecommunication signals capacity, underground network, and fiber optics). Certain assets subject matter of these agreements are reversible assets and after the enactment of ANATEL Resolution 744, on April 8, 2021, Management concluded for the transfer contractual assets from Oi to BrT Multimídia in the form of a capital contribution (Note 16).

(***) On May 3, 2021, Telemar was merged with and into the Company (Note 1).

(****) Reclassification of held-for-sale assets from international operations and assets held in UPI InfraCo (at 57.9%, as per the binding offer accepted by Oi in April 2021), UPI Mobile Assets, and UPI TVCo, through the direct investment in Oi Móvel, as well as international operations, due to the fulfillment of the recognition criteria as held-for-sale assets (Note 31), after the merger of Telemar with and into Oi on May 3, 2021.

80

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The main data related to direct equity interests in subsidiaries, for equity accounting purposes, are as follows:

			COMPANY
			06/30/2021
			In thousands of shares		Private equity	Equity interests - %
Subsidiaries and joint ventures	Shareholders’ equity	Profit (loss) for the period	Common	Preferred		Total capital	Voting capital
Telemar		(1,666,575)
Rio Alto	3,931	42	215,538,129	215,538,129		100	100
Oi Holanda	(2,040,857)	5,031	100			100	100
Oi Serviços Financeiros	1,337	1,336	799			100	100
PTIF	(3,969,149)	(44,773)	0.042			100	100
CVTEL	(3,178)	115	18			100	100
Carrigans	139		0.100			100	100
Serede	(349,213)	(97,802)	24,431,651			99.12	99.12
PT Participações (*)	237,052	(2,179)	1,000,000			100	100
Drammen		3,601
Oi Móvel	4,198,843	(980,859)	14,209,581			100	100
BrT Serviços Financeiros	659	4			7,499,999	100	100
BrT Call Center	(50,230)	(7,913)		22,370		100	100
Hispamar	272,431	11,599	113,213			19.04	19.04
AIX	19,398	2,120	298,563			50	50

(*) The interest in the equity and the share of results of PT Participações are represented by: (i) investment of R$190,828 and share of profits of R$239, classified in investments; and (ii) investments of R$46,224 and share of losses of R$2,419, classified in investments held-for-sale assets.

81

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Equity in investees				Investment value		Provision for negative shareholders’ equity
	Three-month periods ended		Six-month period ended
Subsidiaries and joint ventures	06/30/2021	06/30/2020 Restated	06/30/2021	06/30/2020 Restated	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Telemar	757,701	(1,879,362)	(618,122)	(5,653,147)		7,156,690
Rio Alto	27	13	42	17	3,931	3,908
Oi Holanda	249,251	(136,471)	5,031	(606,454)			2,040,857	2,045,888
Oi Serviços Financeiros	700	1,014	1,336	2,018	1,337	2,970
PTIF	482,637	(253,985)	(44,773)	(1,171,383)			3,969,149	3,924,376
CVTEL	(68)	(154)	(129)	(233)			3,178	3,297
Carrigans					139	147
Serede	(49,616)	4,778	(54,835)	3,197			346,140	44,022
PT Participações	(635)	(132,792)	(2,179)	150,410	237,052	229,466
Drammen			1,742			38,466
BrT Serviços Financeiros	2		2		659
BrT Call Center	(5,265)		(5,265)				50,230
Oi Móvel	(40,032)		(40,032)		4,198,843
Investment – BrT Multimídia					7,068,701
Hispamar	1,148		1,148		51,871
AIX	(95)		(95)		24,298
Unrealized profits or losses with investees	4,044	4,872	4,774	6,922	(79,449)	(35,075)
Loss for the year of discontinued operations	28,838	351,547	(367,259)	548,343
Share of results of continuing operation in profit or loss (Note 5)	1,428,637	(2,040,540)	(1,118,614)	(6,720,310)
Exchange differences on share of results of investees	(28,932)		9,765
Reclassification of equity in investees to the provision for equity deficiency (i)	(676,939)	385,833	99,971	1,774,873
Investees’ share of other comprehensive income	(1,241)	10	(1,083)	37
Loss for the year of discontinued operations	(28,838)	(351,547)	367,259	(548,343)
Reclassified from held-for-sale assets	2,046	132,792	(2,419)	(150,410)	(6,605,735)	(57,204)
Total	694,733	(1,873,452)	(645,121)	(5,644,153)	4,901,647	7,339,368	6,409,554	6,017,583

(i)	Represented by the share of results of subsidiaries Oi Holanda, PTIF, CVTEL, and Serede.

82

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Summarized financial information

	06/30/2021
Subsidiaries and joint ventures	Assets	Liabilities	Revenue
Telemar (1)			1,402,121
Oi Holanda (1)	2,411,062	4,451,919
PTIF (1)	1,812,453	5,781,602
Rio Alto	5,433	1,502
Oi Serviços Financeiros	13,660	12,323	226
CVTEL		3,178
Serede	1,161,710	1,510,923	974,896
PT Participações	700,615	463,563	113,936
Drammen			18,348
Oi Móvel	26,561,491	22,362,648	5,032,728
Oi Serviços Financeiros	672	13
BrT Call Center	153,794	204,024	202,300
Hispamar	400,552	128,121	177,773
AIX	46,197	26,800	27,807

(1) Amounts adjusted for consolidation and equity accounting purposes.

	12/31/2020		06/30/2020
Subsidiaries	Assets	Liabilities	Revenue
Telemar (1)	30,029,239	22,872,549	2,632,986
Oi Holanda (1)	2,208,027	4,253,915
PTIF (1)	1,665,144	5,589,520
Rio Alto	5,386	1,478
Oi Serviços Financeiros	14,303	11,333	268
CVTEL		3,297
Serede	1,305,345	1,556,756	1,151,720
PT Participações	716,476	487,010	103,044
Drammen	107,558	28,034

(1) Amounts adjusted for consolidation and equity accounting purposes.

83

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

16.       PROPERTY, PLANT AND EQUIPMENT

	COMPANY
	Works in progress	Automatic switching equipment	Transmission and other equipment(1)	Infrastructure	Buildings	Right of use - leases	Other assets	Total
Cost of PP&E (gross amount)
Balance at December 31, 2020	247,097	6,543,019	26,556,428	6,530,293	1,746,607	794,502	1,649,991	44,067,937
Telemar merger (Note 1)	924,917	10,309,857	38,837,650	9,711,658	2,221,012	2,225,160	2,409,449	66,639,703
Corporate restructuring			66,266	2,576			65,978	134,820
Contractual changes						17,551		17,551
Additions	775,099		34,786	26,914	3,459	131,253	116,890	1,088,401
Write-offs (i)	(3,074)		(10,460,938)	(11,048,773)	(5,015)	(19,178)	(11,404)	(21,548,382)
Transfers	(381,075)	10,189	307,114	58,208	(2,713)		8,277
Balance at June 30, 2021	1,562,964	16,863,065	55,341,306	5,280,876	3,963,350	3,149,288	4,239,181	90,400,030
Accumulated depreciation
Balance at December 31, 2020		(6,478,456)	(22,234,444)	(5,336,279)	(1,530,157)	(115,097)	(1,424,672)	(37,119,105)
Telemar merger (Note 1)		(10,129,808)	(30,309,241)	(7,112,428)	(1,889,348)	(371,179)	(2,025,704)	(51,837,708)
Corporate restructuring			(46,846)	(2,217)			(55,113)	(104,176)
Depreciation expenses		(17,070)	(542,786)	(100,398)	(16,130)	(93,946)	(36,828)	(807,158)
Write-offs (i)			7,184,211	7,281,565	945	2,202	2,492	14,471,415
Balance at June 30, 2021		(16,625,334)	(45,949,106)	(5,269,757)	(3,434,690)	(578,020)	(3,539,825)	(75,396,732)
PP&E, net
Balance at December 31, 2020	247,097	64,563	4,321,984	1,194,014	216,450	679,405	225,319	6,948,832
Balance at June 30, 2021	1,562,964	237,731	9,392,200	11,119	528,660	2,571,268	699,356	15,003,298
Annual depreciation rate (average)		10%	12%	10%	9%	8%	15%
(1)	Transmission and other equipment include transmission and data communication equipment.

(i)	As mentioned in Note 15, the transfer to held-for-sale assets refers basically to the recognition of Assignment of Indefeasible Rights of Use (IRU) agreements, entered into by the Company and BrT Multimídia (UPI InfraCo), recognized in the amount of R$21,047 million in cost of property, plant and equipment and R$14,233 million in accumulated depreciation, in the net amount of R$6,814 million.

84

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	Works in progress	Automatic switching equipment	Transmission and other equipment(1)	Infrastructure	Buildings	Right of use - leases	Other assets	Total
Cost of PP&E (gross amount)
Balance at December 31, 2020	1,952,915	17,205,772	51,441,011	30,715,032	4,116,196	3,587,031	4,869,248	113,887,205
Contractual changes						62,373		62,373
Additions	1,072,095		51,041	113,380	3,526	427,844	32,456	1,700,342
Write-offs (i)	(11,019)	(7,284)	(151,309)	(34,765)	(1,608)	(213,642)	(3,179)	(422,806)
Transfers	(847,657)	28,479	679,503	109,733	613		29,329
Transfer to held-for-sale assets (ii)	7,889	52,723	(14,158,582)	(6,592,279)	(18,580)		9,851	(20,698,978)
Balance at June 30, 2021	2,174,223	17,279,690	37,861,664	24,311,101	4,100,147	3,863,606	4,937,705	94,528,136
Accumulated depreciation
Balance at December 31, 2020		(16,903,988)	(41,522,059)	(23,308,511)	(2,767,697)	(678,530)	(4,571,362)	(89,752,147)
Depreciation expenses (iii)		(47,987)	(1,154,637)	(153,356)	(41,810)	(220,690)	(117,869)	(1,736,349)
Write-offs		7,284	132,502	33,763	931	113,396	1,976	289,852
Transfers			(447)	431	(7)		23
Transfer to held-for-sale assets (ii)		(10,926)	9,158,479	4,674,973	11,545		(2,582)	13,831,489
Balance at June 30, 2021		(16,955,617)	(33,386,162)	(18,752,700)	(2,797,038)	(785,824)	(4,689,814)	(77,367,155)
PP&E, net
Balance at December 31, 2020	1,952,915	301,784	9,918,952	7,406,521	1,348,499	2,908,501	297,886	24,135,058
Balance at June 30, 2021	2,174,223	324,073	4,475,502	5,558,401	1,303,109	3,077,782	247,891	17,160,981
Annual depreciation rate (average)		10%	12%	10%	9%	11%	15%
(1)	Transmission and other equipment include transmission and data communication equipment.

(i)	Refer basically to the impacts arising from the divestment of the UPI Towers.

(ii)	Represented basically by assets of the UPIs transferred to held-for-sale assets (Note 30 (a.1)).

(iii)	Considers the amount R$295,537 reclassified to profit or loss of discontinued operation (Note 30 (a.2)).

Additional disclosures

Pursuant to ANATEL’s concession agreements, the property, plant and equipment items of the Concessionaires that are indispensable for the provision of the Switched Fixed-line Telephony Services (“STFC”) provided for in said agreements are considered returnable assets.

As at June 30, 2021, the residual balance of the Company’s returnable assets is R$6,487,606 (R$2,970,354 at December 31, 2020) and consists of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment. On a consolidated basis, this balance amounts to R$8,673,090 (R$9,095,320 at December 31, 2020).

85

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In the period ended June 30, 2021, financial charges and transaction costs incurred on works in progress were capitalized at the average rate of 8% per year.

Movements in the rights of use - leases

	COMPANY
	Towers	Physical space	Vehicles	Properties	Power distributed	Total
Lease cost (gross amount)
Balance at December 31, 2020	677,011	62,493	53,690	1,308		794,502
Telemar merger (Note 1)	1,921,298	254,857		24,061	24,944	2,225,160
Contractual changes	11,723	6,046		(218)		17,551
Additions	1,340	129,751	162			131,253
Write-offs	(2,627)	(4,829)	(1,197)		(10,525)	(19,178)
Balance at June 30, 2021	2,608,745	448,318	52,655	25,151	14,419	3,149,288
Accumulated depreciation
Balance at December 31, 2020	(88,359)	(12,514)	(13,832)	(392)		(115,097)
Telemar merger (Note 1)	(272,020)	(86,539)		(11,355)	(1,265)	(371,179)
Depreciation expenses	(57,839)	(19,643)	(14,777)	(1,442)	(245)	(93,946)
Write-offs	495	980	427		300	2,202
Balance at June 30, 2021	(417,723)	(117,716)	(28,182)	(13,189)	(1,210)	(578,020)
Right of use, net
Balance at December 31, 2020	588,652	49,979	39,858	916		679,405
Balance at June 30, 2021	2,191,022	330,602	24,473	11,962	13,209	2,571,268

	CONSOLIDATED
	Towers	Physical space	Stores	Vehicles	Properties	Power distributed	Total
Lease cost (gross amount)
Balance at December 31, 2020	2,577,359	472,644	148,596	266,442	97,046	24,944	3,587,031
Contractual changes	33,850	21,833	4,711	182	1,797		62,373
Additions	1,340	290,144		93,357	32,591	10,412	427,844
Write-offs	(3,804)	(10,855)	(1)	(177,593)	(10,864)	(10,525)	(213,642)
Balance at June 30, 2021	2,608,745	773,766	153,306	182,388	120,570	24,831	3,863,606
Accumulated depreciation
Balance at December 31, 2020	(328,199)	(122,671)	(61,764)	(126,200)	(38,797)	(899)	(678,530)
Depreciation expenses	(90,381)	(50,209)	(17,362)	(52,840)	(9,041)	(857)	(220,690)
Write-offs	857	1,963		102,016	8,259	301	113,396
Balance at June 30, 2021	(417,723)	(170,917)	(79,126)	(77,024)	(39,579)	(1,455)	(785,824)
Right of use, net
Balance at December 31, 2020	2,249,160	349,973	86,832	140,242	58,249	24,045	2,908,501
Balance at June 30, 2021	2,191,022	602,849	74,180	105,364	80,991	23,376	3,077,782

86

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

17.        INTANGIBLE ASSETS

	COMPANY
	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangible assets (gross amount)
Balance at December 31, 2020	84	2,565,404	14,478,133	518,133	17,561,754
Telemar merger (Note 1)	10	2,694,123		379,141	3,073,274
Additions		32,275		39	32,314
Balance at June 30, 2021	94	5,291,802	14,478,133	897,313	20,667,342
Accumulated amortization
Balance at December 31, 2020		(2,559,694)	(11,491,219)	(465,463)	(14,516,376)
Telemar merger (Note 1)		(2,685,038)		(367,700)	(3,052,738)
Amortization expenses		(3,991)	(298,617)	(1,417)	(304,025)
Balance at June 30, 2021		(5,248,723)	(11,789,836)	(834,580)	(17,873,139)
Intangible assets, net
Balance at December 31, 2020	84	5,710	2,986,914	52,670	3,045,378
Balance at June 30, 2021	94	43,079	2,688,297	62,733	2,794,203
Annual amortization rate (average)		20%	20%	23%

	CONSOLIDATED
	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangible assets (gross amount)
Balance at December 31, 2020	9,111	7,468,361	14,672,893	1,020,832	23,171,197
Additions	58,364	62,174		7,026	127,564
Write-offs		(50,486)	(17)	(12,225)	(62,728)
Transfers	(65,346)	65,346
Transfer to held-for-sale assets (i)	(84)	(19,157)			(19,241)
Balance at June 30, 2021	2,045	7,526,238	14,672,876	1,015,633	23,216,792
Accumulated amortization
Balance at December 31, 2020		(6,951,338)	(11,693,579)	(828,459)	(19,473,376)
Amortization expenses		(126,653)	(298,618)	(12,592)	(437,863)
Write-offs		44,814		10,237	55,051
Transfer to held-for-sale assets (i)		4,557			4,557
Balance at June 30, 2021		(7,028,620)	(11,992,197)	(830,814)	(19,851,631)
Intangible assets, net
Balance at December 31, 2020	9,111	517,023	2,979,314	192,373	3,697,821
Balance at June 30, 2021	2,045	497,618	2,680,679	184,819	3,365,161
Annual amortization rate (average)		20%	20%	23%

(i)	Represented basically by assets of the UPIs transferred to held-for-sale assets (Note 30).

87

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

18.       TRADE PAYABLES

	COMPANY[1]		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
ANATEL (*)	5,681,343	2,253,571	5,948,187	7,054,295
Services	2,513,196	589,789	1,410,210	1,476,270
Infrastructure, network and plant maintenance materials	746,626	455,787	2,461,779	2,459,582
Rental of polls and rights-of-way	110,043	85,504	153,861	115,154
Other	57,107	27,464	256,253	314,279
Adjustment to present value (**)	(2,642,660)	(997,567)	(2,870,868)	(3,122,689)
Total	6,465,655	2,414,548	7,359,422	8,296,891
Current	3,264,495	970,071	3,906,658	3,275,919
Non-current	3,201,160	1,444,477	3,452,764	5,020,972

Trade payables subject to the Judicial Reorganization	3,967,912	1,594,060	4,245,581	5,554,496
Trade payables not subject to the Judicial Reorganization	2,497,743	820,488	3,113,841	2,742,395
Total	6,465,655	2,414,548	7,359,422	8,296,891

1 These amounts include the related-party balances, as shown in Note 29 and merger of subsidiary Telemar in May 2021 (Note 1).

(*) Regulatory Agency’s claim pursuant to the Amendment to the JRP, the amount of which recognized as enforceable debt was the subject matter of the Transaction Agreement entered into pursuant to Law 13988/2020 (Note 1, 3.3).

(**) The calculation takes into consideration the contractual flows provided for in the JRP and the Transaction Agreement entered into with ANATEL, discounted using rates that range from 14.9% per year to 17.2% per year considering the maturities of each liability (ANATEL and other payables).

Aging list of non-current trade payables

	COMPANY	CONSOLIDATED
2022	5,028	5,028
2023	37,704	41,401
2024	1,300,414	1,362,180
2025	1,311,439	1,364,270
2026 to 2030	2,687,434	2,796,408
2031 and thereafter	440,724	604,330
Adjustment to present value (**)	(2,581,583)	(2,720,853)
Total non-current	3,201,160	3,452,764

88

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

19. BORROWINGS AND FINANCING

Borrowings and financing by type

	COMPANY[1]		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020	Contractual maturity
					Principal	Interest
Foreign currency Senior Notes	8,663,369	9,000,226	8,663,369	9,000,226	Jul 2025	Semiannual
Debentures
Public	7,341,433	4,666,043	7,341,433	7,267,752	Aug 2023 to Feb 2035	Semiannual
Private			3,450,601	3,583,906	Jan 2022	Monthly
Financial institutions
Local currency
BNDES	3,109,006	1,089,195	4,411,051	4,256,709	Mar 2024 to Feb 2033	Monthly
Other	1,942,150	604,641	2,120,770	2,102,188	Apr 2021 to Feb 2035	Monthly and semiannual
Foreign currency	8,571,698	1,256,636	8,571,698	8,825,443	Aug 2023 to Feb 2035	Semiannual
Foreign currency multilateral financing	491,065	492,674	491,065	492,674	Aug 2024 to Feb 2030	Semiannual
Default payment
Local currency	207,006	151,988	207,035	207,035	Feb 2038 to Feb 2042	Single installment
Foreign currency	1,361,347	1,423,268	5,439,853	5,782,888	Feb 2038 to Feb 2042
Loan from subsidiaries (Note 29)	23,284,235	25,751,080
Subtotal	54,971,309	44,435,751	40,696,875	41,518,821
Incurred debt issuance cost	(11,946)	(11,217)	(20,056)	(27,103)
Debt discount (*)	(32,289,358)	(29,489,508)	(14,120,794)	(15,147,984)
Total	22,670,005	14,935,026	26,556,025	26,343,734
Current	395,840	408,027	3,840,659	424,957
Non-current	22,274,165	14,526,999	22,715,366	25,918,777

1 The parent company's balances as at June 30, 2021, include the borrowings and financing of Telemar merged in May 2021 (Note 1).

(*) The calculation takes into consideration the contractual flows provided for in the JRP, discounted using rates that range from 12.6% per year to 16.4% per year, depending on the maturities and currency of each instrument.

Debt issuance costs by type

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Financial institutions	11,401	10,927	11,917	12,437
Debentures	545	290	8,139	14,666
Total	11,946	11,217	20,056	27,103
Current	1,386	1,385	8,979	14,402
Non-current	10,560	9,832	11,077	12,701

89

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BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Debt breakdown by currency

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Euro	1,177,922	1,086,527	619,168	590,083
US dollar (*)	13,009,912	9,747,316	16,042,409	16,251,663
Brazilian reais	8,482,171	4,101,183	9,894,448	9,501,988
Total	22,670,005	14,935,026	26,556,025	26,343,734

(*) Considers Oi Móvel’s First Issue Private Debenture. Even though this is a local debt, denominated in Brazilian reais, it is compounded on a daily basis based on the US dollar foreign exchange rate.

Debt breakdown by index

	Index/rate	COMPANY		CONSOLIDATED
		06/30/2021	12/31/2020	06/30/2021	12/31/2020
Fixed rate	1.75% p.a. – 13.61% p.a.	12,277,742	9,092,617	15,742,424	15,980,649
CDI	80% CDI	5,330,943	2,921,511	5,421,142	5,184,615
TJLP	2.95% p.a. + TJLP	3,108,489	1,088,926	4,410,018	4,255,632
TR	0% p.a.	34,828	22,633	34,832	30,830
Other	0% p.a.	1,918,003	1,809,339	947,609	892,008
Total		22,670,005	14,935,026	26,556,025	26,343,734

Maturity schedule of the long-term debt and debt issuance costs allocation schedule

	Long-term debt		Debt issuance costs		Debt discount
	COMPANY	CONSOLIDATED	COMPANY	CONSOLIDATED	COMPANY	CONSOLIDATED
	06/30/2021
2022	73	471	915	937	1,352,431	1,036,555
2023	355,930	361,638	1,830	1,874	1,350,098	1,034,184
2024	839,597	891,336	1,830	1,874	1,355,929	1,040,111
2025	9,190,338	9,255,475	1,253	1,297	1,284,991	969,155
2026 and thereafter	44,188,145	26,338,317	4,732	5,095	26,945,909	10,040,789
Total	54,574,083	36,847,237	10,560	11,077	32,289,358	14,120,794

Guarantees

BNDES financing facilities are originally collateralized by receivables of the Company and its subsidiaries Telemar, merged with and into the Company on May 3, 2021, and Oi Móvel. The private debentures issued by Oi Móvel are collateralized by receivables of the Company and its subsidiaries Telemar, merged with and into the Company on May 3, 2021, and Oi Móvel, in addition to pledging its radiofrequency use rights, in the pledge of the right of use of radiofrequencies, which will only be realized in the event of default. The Company provided a guarantee for this instrument. The total amount of the guarantees is R$4,752,646.

Covenants

Pursuant to a Clause 17 of Appendix 4.2.4 to the Judicial Reorganization Plan (“Plan”), the Company and its subsidiaries are subject to certain covenants existing in some loan and financing agreements, based on certain financial ratios, which are monitored on a quarterly basis.

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COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In line with the provisions of the Plan, as amended (“Amendment to the JRP”), BNDES (Brazilian development bank) agreed that, as of the Court Ratification of the Amendment to the JRP, issued on October 8, 2020, and until the first of the financial settlement of the disposal of the UPI Mobile Assets or by May 30, 2022, the obligation to comply with the financial ratios set forth in the BNDES financing agreement will be temporarily stayed by BNDES and, therefore, during such period, its noncompliance will not cause, among other contractually prescribed consequences, the accelerated maturity of the outstanding balance of the Company’s debt.

Changes in borrowings and financing

	12/31/2020	Interest, inflation adjustment, and exchange differences	Amortization of debt discount	Principal and interest payment	Tax and other payments	Transfers and other	06/30/2021
Borrowings and financing	41,518,820	(95,511)		(655,976)	(79,674)	9,216	40,696,875
Debt discount	(15,147,984)	609,266	417,924				(14,120,794)
Debt issuance costs	(27,102)					7,046	(20,056)
Total borrowings and financing	26,343,734	513,755	417,924	(655,976)	(79,674)	16,262	26,556,025

The Company paid interest on Qualified Bonds in February 2021.

20.       ASSIGNMENT OF RECEIVABLES

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Assignment of receivables	278,687	79,097	278,687	377,047
Total	278,687	79,097	278,687	377,047
Current	196,720	41,268	196,720	196,720
Non-current	81,967	37,829	81,967	180,327

This assignment of receivables refers to an advance received from a financial institution of cash flows receivable from Fundação Sistel, as described in Note 14. On August 14, 2020, the Company received R$459,014, of which R$362,722 is recognized at subsidiary Telemar, merged with and into the Company on May 3, 2021, related to the early settlement of 28 monthly, successive installments, corresponding to the period August 2020-November de 2022, discounted at the rate of 11.35% per year.

21.       LICENSES AND CONCESSIONS PAYABLE

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
STFC concessions		17,828		43,415
Total		17,828		43,415
Current		17,828		43,415

91

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Correspond to the amounts payable to ANATEL as fees for the concessions of STFC services.

22.       LEASES PAYABLE

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Towers	2,239,545	593,665	2,239,545	2,280,952
Physical space	347,780	52,736	630,286	371,240
Stores			82,064	94,121
Properties	13,338	1,020	87,201	63,793
Vehicles	25,684	40,799	108,590	146,974
Power distributed	13,935		24,252	24,598
Total	2,640,282	688,220	3,171,938	2,981,678
Current	510,872	146,415	715,886	654,662
Non-current	2,129,410	541,805	2,456,052	2,327,016

Movements in leases payable

	COMPANY	CONSOLIDATED
Balance at December 31, 2020	688,220	2,981,678
Telemar merger (Note 1)	1,901,424
New contracts	131,253	427,844
Cancellations	(17,480)	(106,481)
Interest	97,468	176,756
Payments	(178,154)	(370,273)
Contractual changes	17,551	62,414
Balance at June 30, 2021	2,640,282	3,171,938

Aging list of long-term lease payments

	COMPANY	CONSOLIDATED
2022	256,739	331,239
2023	481,713	600,202
2024	465,412	558,016
2025	451,083	529,761
2026 to 2030	1,307,596	1,397,377
2031 and thereafter	2,014,353	2,053,365
Total	4,976,896	5,469,960
Interest	(2,847,486)	(3,013,908)
Non-current	2,129,410	2,456,052

The present value of leases payable was calculated based on a projection of future fixed payments, which do not take into consideration the projected inflation, discounted using discount rates that range from 10.79% to 12.75% p.a.

92

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Contracts not recognized as leases payable

The Company elected not to recognize a lease liability for short-term leases (leases with expected period of 12 months or less) or leases of low value assets. As at June 30, 2021, these leases, totaling de R$1,422 (R$382 at June 30, 2020), were recognized in profit or loss in the Company, and R$14,470 (R$20,561 at June 30, 2020) on a consolidated basis. Additionally, the Company also recognized in profit or loss the amount R$12,481, in the Company, and R$44,390, on a consolidated basis, related to variable lease payments. In the period ended June 30, 2020 there were no variable lease payments.

Supplemental information

In compliance with Circular/CVM/SNC/SEP/No. 02/2019, of December 18, 2019 and Circular SNC/SEP01/20, of February 5, 2020, the table below shows required supplemental information:

COMPANY
Maturity	Average discount rate	2022	2023	2024	2025	2026 to 2030	After 2031
Up to 2023	10.79%	21,665	11,566
2024 to 2030	12.27%	41,760	83,521	78,785	64,456	61,809
2031 to 2034	12.58%	145,903	291,804	291,805	291,805	771,679	360,119
2035 onwards	12.75%	47,411	94,822	94,822	94,822	474,108	1,654,234
Total		256,739	481,713	465,412	451,083	1,307,596	2,014,353
Projected inflation¹		4.78%	4.21%	4.45%	4.80%	5.50%	5.50%

CONSOLIDATED
Maturity	Average discount rate	2022	2023	2024	2025	2026 to 2030	After 2031
Up to 2023	10.79%	43,722	25,169
2024 to 2030	12.27%	91,162	182,322	165,304	137,051	121,168
2031 to 2034	12.58%	146,982	293,963	293,964	293,963	782,472	365,794
2035 onwards	12.75%	49,373	98,748	98,748	98,748	493,737	1,687,570
Total		331,239	600,202	558,016	529,762	1,397,377	2,053,364
Projected inflation¹		4.78%	4.21%	4.45%	4.80%	5.50%	5.50%

¹Source: Anbima

23.	TAX REFINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Law 11941/09 and Law 12865/2013 tax financing program	278,934	212,202	306,370	345,790
PERT (Law 13496/2017) (i)	427	427	427	427
Total	279,361	212,629	306,797	346,217
Current	83,723	55,784	94,433	93,715
Non-current	195,638	156,845	212,364	252,502

93

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The amounts of the tax refinancing program created under Law 11941/2009, Provisional Act (MP) 766/2017, and Law 13469/2017, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program (Law 11941/2009 installment plan) was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

	CONSOLIDATED
	06/30/2021				12/31/2020
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	2,138		105,251	107,389	121,184
Income tax	1,021		26,674	27,695	31,261
Tax on revenue (PIS)	27,934		26,847	54,781	61,822
INSS – SAT	454	241	1,392	2,087	2,356
Social contribution	429	17	8,063	8,509	9,603
Tax on banking transactions (CPMF)	15,254	1,722	23,309	40,285	45,459
PERT – Other payables - RFB	240		187	427	427
Other	6,556	3,420	55,648	65,624	74,105
Total	54,026	5,400	247,371	306,797	346,217

The payment schedule is as follows:

	COMPANY	CONSOLIDATED
2021	42,267	49,393
2022	83,680	90,848
2023	83,680	90,848
2024	69,734	75,708
Total	279,361	306,797

The tax debts, as is the case of the debts included in tax refinancing programs, are not subject to the terms of the judicial reorganization terms.

(i)	Special Tax Compliance Program (PERT)

The Company elected to include in and settle through PERT only tax debts that in aggregate do not exceed the fifteen million Brazilian reais (R$15,000,000.00) ceiling set by Article 3 of Law 13496/2017.

The tax debts included in said program were those being disputed at the administrative level in proceedings classified with a low likelihood of the Company winning and which, in the event of an unfavorable outcome, would result in a lawsuit—and entail all the associated costs—, the reason why the cost effectiveness of joining the program was quite positive, because of the benefits offered by PERT (especially the payment of just 5% of the debt in cash).

94

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

24.       PROVISIONS

Balance breakdown

Type	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Labor
Overtime	401,393	275,929	608,864	659,318
Sundry premiums	132,583	48,522	248,607	253,173
Indemnities	117,756	62,217	198,068	222,153
Stability/reintegration	122,347	77,217	189,306	194,122
Additional post-retirement benefits	70,265	53,310	94,490	103,274
Salary differences and related effects	50,900	40,555	72,241	88,102
Lawyer/expert fees	44,610	42,555	59,567	87,143
Severance pay	17,122	8,152	31,754	31,394
Labor fines	14,627	5,444	28,264	28,420
Employment relationship	9,826	26	21,291	20,636
Severance Pay Fund (FGTS)	6,982	4,538	11,680	15,977
Joint liability	792	181	1,518	5,465
Other claims	54,708	42,418	78,076	87,443
Total	1,043,911	661,064	1,643,726	1,796,620

Tax
State VAT (ICMS)	568,720	161,300	724,017	781,249
Tax on services (ISS)	70,157	7	72,234	71,394
INSS (joint liability, fees, and severance pay)	20,666	459	37,128	36,927
Real Estate Tax (IPTU)	116,126	58,541	116,126	150,223
Other claims	172,945	16,710	201,320	185,624
Total	948,614	237,017	1,150,825	1,225,417

Civil
ANATEL	989,449	271,766	1,302,625	1,264,321
Corporate	320,548	338,932	320,548	338,932
Small claims courts	58,806	36,384	98,383	97,973
Other claims	697,270	340,002	870,509	1,087,200
Total	2,066,073	987,084	2,592,065	2,788,426

Total provisions	4,058,598	1,885,165	5,386,616	5,810,463
Current	409,599	471,867	545,550	781,942
Non-current	3,648,999	1,413,298	4,841,066	5,028,521

Pursuant to the laws applicable to labor, tax, and civil lawsuits, amounts disputed in lawsuits are adjusted for inflation on a monthly basis using the relevant adjustment indices, including the General Market Price Index (IGPM), Benchmark Rate (TR) and SELIC.

95

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Summary of movements in provision balances

	COMPANY
	Labor	Tax	Civil	Total
Balance at December 31, 2020	661,064	237,017	987,084	1,885,165
Telemar merger (Note 1)	457,671	736,766	1,080,507	2,274,944
Inflation adjustment	(23,773)	6,361	52,338	34,926
Additions/(reversals)	(25,517)	(22,253)	23,548	(24,222)
Write-offs for payment/terminations	(25,534)	(9,277)	(77,404)	(112,215)
Balance at June 30, 2021	1,043,911	948,614	2,066,073	4,058,598

	CONSOLIDATED
	Labor	Tax	Civil	Total
Balance at December 31, 2020	1,796,620	1,225,417	2,788,426	5,810,463
Inflation adjustment	(5,717)	6,176	151,059	151,518
Additions/(reversals)	(4,264)	(5,823)	89,017	78,930
Write-offs for payment/terminations	(142,913)	(74,945)	(436,437)	(654,295)
Balance at June 30, 2021	1,643,726	1,150,825	2,592,065	5,386,616

Breakdown of contingent liabilities, per nature

The breakdown of contingent liabilities with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	COMPANY[1]		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Labor	258,739	108,379	309,151	299,178
Tax	20,145,207	5,633,770	28,416,126	28,419,340
Civil	1,990,894	1,415,787	2,452,293	2,464,987
Total	22,394,840	7,157,936	31,177,570	31,183,505

1 The parent company's balances as at June 30, 2021, include the contingent liabilities of Telemar merged in May 2021 (Note 1).

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with ANATEL. The adjusted amount of contracted bonds and guarantee insurances, effective at June 30, 2021 corresponds to R$9,109,796 (R$4,571,603 at December 31, 2020) in the Company and R$11,382,140 (R$11,705,924 at December 31, 2020) on a consolidated basis. The commission charges on these contracts are based on market rates.

96

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

25.       OTHER PAYABLES

	COMPANY[1]		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Onerous obligation (i)	4,074,831	1,577,170	5,418,657	5,777,175
Unearned revenues (ii)	1,466,828	431,427	1,495,128	1,524,112
Provisions for indemnities payable	496,829	532,000	496,829	532,000
Advances from customers	61,201	40,776	437,483	231,838
Consignment to third parties	23,330	13,056	32,691	37,303
Provision for asset decommissioning	19,215	7,413	19,213	18,836
Other	315,220	195,875	558,677	554,768
Total	6,457,454	2,797,717	8,458,678	8,676,032
Current	1,015,559	459,036	1,588,716	1,373,436
Non-current	5,441,895	2,338,681	6,869,962	7,302,596

1 The parent company's balances as at June 30, 2021, include the liabilities of Telemar merged in May 2021 (Note 1).

(i)	The Company and its subsidiaries are parties to a telecommunications signals transmission capacity supply agreement using submarine cables that connect North America and South America. Since (a) the agreement obligations exceed the economic benefits that are expected to be received throughout the agreement and (b) the costs are unavoidable, the Company and its subsidiaries recognized, pursuant to CPC 25/IAS 37, an onerous obligation measured at the lowest of net output cost of the agreement brought to present value.

(ii)	Amounts received a prepayment for the assignment of the commercial operation and the use of infrastructure assets that are recognized in revenue for the agreements’ effective period. Include also certification/installation rates of the service that are recognized in the revenue pursuant to the period that the services are used by the customers.

97

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

26.       SHAREHOLDERS’ EQUITY

(a)       Issued capital

Subscribed and paid-in capital is R$32,538,937 (R$21,438,374 at December 31, 2020), represented by the following shares, without par value:

	Number of shares (in thousands)
	06/30/2021	12/31/2020
Total capital in shares
Common shares	6,440,497	5,796,478
Preferred shares	157,727	157,727
Total	6,598,224	5,954,205
Treasury shares
Common shares	644,020	30
Preferred shares	1,812	1,812
Total	645,832	1,842
Outstanding shares
Common shares	5,796,477	5,796,448
Preferred shares	155,915	155,915
Total outstanding shares	5,952,392	5,952,363

At the Company’s Annual Shareholders’ Meeting held on April 30, 2021, it was approved the allocation of the loss for the year 2020, amounting to R$10,529,963, recognized in accumulated losses.

(b)       Treasury shares

As at June 30, 2021, the Company keeps all its treasury preferred shares pledged as collateral in lawsuits.

(c)       Capital reserves

The capital reserves consist mainly of the reserves described below and according to the following practices:

Special merger goodwill reserve: represents the net amount of the balancing item to the tax credit amount.

Special merger reserve - net assets: represented by: (i) the net assets merged by the Company under the Corporate Reorganization approved on February 27, 2012; and (ii) the net assets merged with and into the Company upon the merger of TmarPart approved on September 1, 2015.

Other capital reserves: represented mainly by: (i) R$1,933,200 arising from the capitalization of the earnings reserves in February 2015; (ii) R$3,837,009 related to the capital increase with new funds in January 2019; and (iii) R$2,462,799 related to the absorption of capital reserves, due to the delivery of treasury shares to Bratel in April 2019.

98

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(d)       Other comprehensive income

For purposes presentation of CVM’s Empresas.Net form, were included in other comprehensive income and are stated below:

	Other comprehensive income	Share issue costs	Valuation adjustments to equity	Total
Balance at December 31, 2020	539,960	(801,073)	(141,871)	(402,984)
Hedge accounting loss	(4,453)			(4,453)
Actuarial gain	63			63
Exchange losses on investment abroad	(899)			(899)
Balance at June 30, 2021	534,671	(801,073)	(141,871)	(408,273)

(e)	Basic and diluted earnings (losses) per share

The common and preferred shareholders have different rights in terms of dividends, voting rights, and liquidation, as prescribed by the Company’s bylaws. Accordingly, basic and diluted earnings (losses) per share were calculated based on profit (loss) for the period available to the common and preferred shareholders.

Basic

Basic earnings (losses) per share are calculated by dividing the profit attributable to the owners of the Company, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the period.

Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities.

99

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The table below shows the calculations of basic and diluted earnings per share:

	Three-month period ended 06/30/2021	Six-month period ended 06/30/2021	Three-month period ended 06/30/2020 Restated	Six-month period ended 06/30/2020 Restated
Profit (loss) from continuing operations	1,167,791	(2,265,844)	(3,057,837)	(9,141,106)
Profit (loss) from discontinued operations (net of taxes)	(28,838)	367,259	(351,547)	(548,343)
Profit (loss) attributable to owners of the Company	1,138,953	(1,898,585)	(3,409,384)	(9,689,449)

Profit (loss) allocated to common shares - basic and diluted	1,109,119	(1,848,854)	(3,320,079)	(9,435,645)
Profit (loss) allocated to preferred shares – basic and diluted	29,834	(49,731)	(89,305)	(253,804)

Weighted average number of outstanding shares (in thousands of shares)
Common shares - basic and diluted	5,796,467	5,796,458	5,796,448	5,796,448
Preferred shares – basic and diluted	155,915	155,915	155,915	155,915

Profit (loss) per share (in reais):
Common shares - basic and diluted	0.19	(0.32)	(0.57)	(1.63)
Preferred shares – basic and diluted	0.19	(0.32)	(0.57)	(1.63)

Profit (loss) per share from continuing operations (in reais):
Common shares - basic and diluted	0.20	(0.38)	(0.51)	(1.54)
Preferred shares – basic and diluted	0.20	(0.38)	(0.51)	(1.54)

Profit (loss) per share from discontinued operations (in reais):
Common shares - basic and diluted	(0.00)	0.06	(0.06)	(0.09)
Preferred shares – basic and diluted	(0.00)	0.06	(0.06)	(0.09)

Preferred shares will become voting shares if the Company does not pay minimum dividends to which preferred shares are entitled under the Company’s Bylaws during three consecutive years.

100

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

27.        EMPLOYEE BENEFITS

As at June 30, 2021, the liabilities referring to retirement benefits recognized in the balance sheet are as follows:

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Actuarial assets
TCSPREV Plan	41,272	41,901	41,377	42,233
CELPREV Plan			158	160
PBS-TNC Plan			2,189	2,142
Total	41,272	41,901	43,724	44,535
Current	2,834	4,984	5,286	7,618
Non-current	38,438	36,917	38,438	36,917

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Actuarial liabilities
Financial obligations - BrTPREV plan (i)	743,850	694,063	743,850	694,063
PAMEC Plan	8,302	7,995	8,302	7,995
Total	752,152	702,058	752,152	702,058
Non-current	752,152	702,058	752,152	702,058

(i)	The Company had a financial obligations agreement entered into with Fundação Atlântico intended for the payment of the mathematical provision without coverage by the plan’s assets. With the approval and ratification of the JRP, the related claim of Fundação Atlântico against Oi is subject to the terms and conditions of the JRP.

PENSION FUNDS

The Company and its subsidiaries sponsor retirement benefit plans (“Pension Funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period.

The obligations in the balance as at June 30, 2021 were recognized based on the actuarial studies for base date December 31, 2016, prepared using the “Projected Unit Credit Method”. The main actuarial assumptions taken into consideration in the actuarial studies as at June 30, 2021 and December 31, 2020 after the revision of the discount rates are as follows:

101

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Nominal discount rate of actuarial liability	7.38%	7.38%	7.38%	7.07%	7.38%	6.35%	7.59%	7.59%
Estimated inflation rate	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Estimated nominal salary increase index	Per sponsor	0.00%	Per sponsor	N.A.	4.84%	3.59%	N.A.	N.A.
Estimated rate of the nominal benefit increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	N.A.	N.A.
Total expected rate of return on plan assets	7.38%	7.38%	7.38%	7.07%	7.38%	6.35%	7.59%	7.59%
General mortality biometric table	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 25%, segregated by gender	AT-2000 Basic eased by 25%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	N.A.	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender
Biometric disability table	Álvaro Vindas, increased by100%	Álvaro Vindas	Álvaro Vindas	N.A.	Álvaro Vindas	N.A.	N.A.	Álvaro Vindas
Biometric disabled mortality table	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	N.A.	AT-49, segregated by gender	AT-49, segregated by gender
Turnover rate	Per sponsor	Per sponsor	Per sponsor, null starting at 50 years old and null for Settled Benefit	Nil	Nil	2%	Nil	Nil
Benefit starting age	57 years old	57 years old	55 years old	N.A.	57 years old	55 years old	N.A.	57 years old
Nominal medical costs growth rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	6.61%	6.61%

N.A. = Not applicable.

The main movements in the actuarial assets related to the pension plans in the period ended June 30, 2021 were as follows:

	COMPANY	CONSOLIDATED
Balance at December 31, 2020	41,901	44,535
Pension plan income, net	1,601	1,644
Payments, contributions and reimbursements	(2,230)	(2,455)
Balance at June 30, 2021	41,272	43,724

The main movements in the actuarial liabilities related to pension plans in the period ended June 30, 2021 were as follows:

	COMPANY	CONSOLIDATED
Balance at December 31, 2020	702,058	702,058
Pension plan costs, net	307	307
Interest on actuarial liabilities	49,787	49,787
Balance at June 30, 2021	752,152	752,152

102

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Share-based compensation

The Company's compensation strategy since 2019, when the Long-Term Incentive Plans (ILP) were approved at a Shareholders’ Meeting, is to focus most of the compensation packages on components subject to achievement of performance targets and the smallest part on fixed compensation. Most of the performance-linked components are focused on the share-based program, which has medium- and long-term scope. Both variable components have targets that are in line with Oi’s strategy and are intended to align officers’ interests with Oi’s mission, strategy and shareholders’ interests in the short, medium and long terms. The compensation strategy definitions and implementation adopted by the Company are monitored and supervised by the Board of Directors, through its People, Appointments and Corporate Governance Committee.

Board of Directors Stock Option Plan

The members of the Board of Directors and the Board’s committees receive fixed monthly fees. In addition, in order to align the Board members’ interests with the interests of the Company’s shareholders, in addition to bringing the compensation of Oi’s Board closer to comparable market compensation, the Company set a long-term share-based incentive plan for the Board of Directors (Board of Directors Stock Option Plan), which was submitted to and approved at an Extraordinary Shareholders’ Meeting held on April 26, 2019.

The plan provides for granting annual shares over a three-year period that shall not exceed 0.40% of the Company’s share capital.

The implementation of the plan approved by the Shareholders’ Meeting is suspended, by court decision, until the judicial reorganization of the Company is terminated, when then shares will be granted to the members of the Board of Directors holding these rights, respectively, on the grant dates in 2019, 2020 and 2021.

In view of the prospect, with reasonable probability, of concluding the Judicial Reorganization Plan before the end of 2021, in 2020 it was necessary to accrue the amounts according to the terms originally provided for in the Plan.

As a result, the Company recognizes the obligation related to the long-term incentive plan, according to the rules approved in the Shareholders’ Meeting, amounting to R$7,847 as at June 30, 2021 (R$4,893 at December 31, 2020).

The number of shares in each grant is calculated individually for the Board of Directors’ members according to their role and will be delivered to them, provided that the performance condition of the plan is met.

103

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Executives’ Stock Option Plan

A long-term incentives plan based on shares granted the Executives (Executives’ Stock Option Plan) was submitted to and approved at the Extraordinary Shareholders’ Meeting held on April 26, 2019, together with the Board of Directors Stock Option Plan, described above. The Executives’ Stock Option Plan, like the Board of Directors Stock Option Plan, in addition to the targets already set out above, allows at the same time for making executive compensation more competitive compared to market compensation.

The plan provides for granting annual shares over a three-year period that shall not exceed 1.5% of the Company’s share capital.

The number of shares per grant is calculated individually for the purpose of maintaining the competitiveness of the executives with regard to the performance of their duties and shall be delivered to them provided that the plan’s performance condition is met.

The information used in the executives’ stock option plan’s assessment is as follows:

Grant date	Stock dilution percentage	Number of shares granted	Vesting portions	Vesting dates	Average share value at the grant date	Estimated fair value at the vesting date (i)
12/30/2019	0.57%	33,704,937	1/3	12/30/2020	0.95	34,406
			1/3	12/30/2021
			1/3	12/30/2022
12/30/2020	0.36%	21,549,687	1/3	12/30/2021	2.02	47,079
			1/3	12/30/2022
			1/3	12/30/2023

(i) The estimated fair value at the vesting date was measured taking into account the price of the shares granted on December 30, 2019 and December 30, 2020, adjusted by the weighted average cost of capital of 10.98% and 9.34%, respectively, estimated for the three-year period of the program, brought to present value at the period’s opportunity cost of 14.67% and 10.55%, respectively, which corresponds to the fair value of the share.

Changes in the stock option balance are summarized below:

	06/30/2021
	Shares	Average Share Price (R$)
Granted shares at December 31, 2020	41,126,218	2.02
Increase of shares granted (i)	429,705	2.02
Granted shares at June 30, 2021	41,555,923	2.02

(i) Stock options granted to an executive hired in 1st quarter of 2021.

The fair value of the granted stock options is determined based on the vesting period and recognized as the services are provided. The expense recognized in the period ended June 30, 2021 was R$19,744.

104

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

28.        SEGMENT REPORTING

The Company’s Board of Directors uses operating segment information for decision-making. The Company identified only one operating segment that excludes discontinued operations and corresponds to the telecommunications business in Brazil.

In addition to the telecommunications business in Brazil, the Company conducts other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses refer basically to the companies Companhia Santomense de Telecomunicações, S.A.R.L. (“CSTT”) and Timor Telecom S.A., which provide fixed and mobile telecommunications services.

The revenue generation is assessed by the Board of Directors based on a view segmented by customer, into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband); and
•	SMEs/Corporate, which includes corporate solutions for our small, medium-sized, and large corporate customers, as well as Digital and IT services (Oi Soluções).

105

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Telecommunications in Brazil

In preparing the financial information for this reportable segment, the transactions between the companies included in the segment have been eliminated. The financial information of this reportable segment for the periods ended June 30, 2021 and 2020 is as follows:

	Three-month period ended
	06/30/2021	06/30/2020 Restated
Residential	1,273,649	1,241,197
Fixed-line services	528,922	719,557
Broadband	737,598	512,550
Interconnection	7.129	9,090
SMEs/Corporate (B2B services)	880,111	982,478
Other services and businesses	25,808	23,623
Net operating revenue	2,179,568	2,247,298
Operating expenses
Depreciation and amortization	(706,107)	(686,822)
Interconnection	(39,307)	(45,032)
Personnel	(388,860)	(387,711)
Third-party services	(675,015)	(769,387)
Grid maintenance services	(105,179)	(113,130)
Handset and other costs	2,567	718
Advertising and publicity	(125,049)	(61,916)
Rentals and insurance	(322,047)	(304,048)
Provisions/reversals	(30,778)	(44,154)
Expected losses on trade receivables	(21,000)	(42,003)
Taxes and other expenses	67,359	41.645
Other operating income (expenses), net	(13.358)
Operating income before financial income (expenses) and taxes	(177,206)	(164,542)

Financial income (expenses)
Financial income	76,181	49,935
Financial expenses	1,282,749	(2,820,061)

Pre-tax loss	1,181,724	(2,934.668)

Income tax and social contribution	(146)	1,505

Loss of continuing operations	1,181,578	(2,933.163)

Discontinued operations
Profit for the year from discontinued operations (net of taxes) (Nota 30)	(28,838)	(351,547)
Loss for the period	1,152,740	(3,284,710)

106

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Six-month period ended
	06/30/2021	06/30/2020 Restated
Residential	2,551,602	2,530,538
Fixed-line services	1,111,974	1,484,360
Broadband	1,415,921	1,027,779
Interconnection	23,707	18,399
SMEs/Corporate (B2B services)	1,757,590	2,032,995
Other services and businesses	49,973	50,154
Net operating revenue	4,359,165	4,613,687
Operating expenses
Depreciation and amortization	(1,863,463)	(1,760,209)
Interconnection	(71,544)	(77,149)
Personnel	(820,456)	(842,139)
Third-party services	(1,357,961)	(1,576,999)
Grid maintenance services	(201,291)	(241,085)
Handset and other costs	2,567	2,526
Advertising and publicity	(213,693)	(118,022)
Rentals and insurance	(686,450)	(672,693)
Provisions/reversals	(78,868)	(66,531)
Expected losses on trade receivables	(50,817)	(82,163)
Taxes and other expenses	(18,654)	73,296
Other operating income (expenses), net	971.180	84.918
Operating income before financial income (expenses) and taxes	(30,285)	(662,563)

Financial income (expenses)
Financial income	232,673	426,344
Financial expenses	(2,457,043)	(9,138,167)

Pre-tax loss	(2,254,655)	(9,374.386)

Income tax and social contribution	(7,612)	35,916

Loss of continuing operations	(2,262,267)	(9,338.470)

Discontinued operations
Profit for the year from discontinued operations (net of taxes) (Nota 30)	367,259	(548,343)
Loss for the period	(1,895,008)	(9,886,813)

107

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of revenue and profit (loss) for the quarter and information per geographic market

In the periods ended June 30, 2021 and 2020, the reconciliation of the revenue from the segment telecommunications in Brazil and total consolidated revenue is as follows:

	Three-month period ended
	06/30/2021	06/30/2020 Restated
Net operating revenue
Revenue related to the reportable segment	2,179,568	2,247,298
Revenue related to other businesses	55,193	54,083
Consolidated net operating revenue (Note 5)	2,234,761	2,301,381

	Six-month period ended
	06/30/2021	06/30/2020 Restated
Net operating revenue
Revenue related to the reportable segment	4,359,165	4,613,687
Revenue related to other businesses	113,936	103,043
Consolidated net operating revenue (Note 5)	4,473,101	4,716,730

In the periods ended June 30, 2021 and 2020, the reconciliation between the profit (loss) before financial income (expenses) and taxes of the segment telecommunications in Brazil and the consolidated profit (loss) before financial income (expenses) and taxes is as follows:

	Three-month period ended
	06/30/2021	06/30/2020 Restated
Profit (loss) before financial income (expenses) and taxes
Telecommunications in Brazil	(177,206)	(164,542)
Other businesses	(189)	(122,514)
Loss before financial income (expenses) and taxes from continuing operations (Note 5)	(177,395)	(287,056)

	Six-month period ended
	06/30/2021	06/30/2020 Restated
Profit (loss) before financial income (expenses) and taxes
Telecommunications in Brazil	(30,285)	(662,563)
Other businesses	(3,863)	195,188
Loss before financial income (expenses) and taxes from continuing operations (Note 5)	(34,148)	(467,375)

108

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Total assets, liabilities and tangible and intangible assets per geographic market as at June 30, 2021 are as follows:

	06/30/2021
	Total assets	Total liabilities	Tangible assets	Intangible assets	Investment in tangible and intangible assets
Brazil	74,217,570	68,668,294	17,095,082	3,355,723	3,344,287
Other, primarily Africa	676,552	350,084	65,899	9,438	16,752

29.       RELATED-PARTY TRANSACTIONS

Transactions with consolidated related parties

	COMPANY
	06/30/2021	12/31/2020
Assets
Accounts receivable	3,355,640	988,346
BrT Call Center	52,355	52,163
BrT Multimídia	126,164	2,657
Oi Móvel	3,170,293	804,891
Telemar		123,318
Serede	6,788	3,970
Paggo Administradora	40
Drammen		1,270
Calitéia		77
Receivables from related parties (current and non-current)	7,818,646	7,621,572
PTIF	5,189,211	5,049,527
Oi Holanda	2,628,922	2,571,641
Pointer	513	404
Dividends and interest on capital receivable	2,448,595	2,466
Oi Serviços Financeiros	3,958	990
Rio Alto	1,496	1,476
BrT Multimídia	2,426,474
Oi Serviços Financeiros	12
Oi Móvel	16,655
Other	245,217	155,978
Telemar		63,671
Oi Móvel	15,740	13,202
Oi Holanda	17,927	17,836
PTIF	676	309
CVTEL	1,381	1,485
Serede	200,457	39,248
BrT Multimídia	9,036	17,039
Drammen		3,188

109

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY
	06/30/2021	12/31/2020
Liabilities
Trade payables	392,260	132,127
BrT Call Center	45,771	52,880
BrT Multimídia	101,809	29,031
Oi Móvel	202,771	33,654
Telemar		11,492
Paggo Administradora	102	47
Serede	41,807
Drammen		5,023
Borrowings and financing (i)	1,682,960	1,591,964
Telemar		59,889
Oi Móvel	1,129
Oi Holanda	1,681,831	1,532,075
Dividends (ii)	819,571
Oi Móvel	819,571
Other payables	57,183	31,690
Telemar		3,393
Oi Móvel	27,062
Rio Alto	975	975
BrT Multimídia	6,083	717
Oi Investimentos	11,886	11,972
PT Participações	11,177	14,633
(i)	The Company conducted loans with and acquires debentures from its subsidiaries under market terms and conditions to finance its operations or repay its debt. The amounts stated are net of FVA.
(ii)	Dividends due after the merger of Telemar with and into the Company on May 3, 2021.

	Three-month period ended
	COMPANY
	06/30/2021	06/30/2020
Revenue
Revenue from services rendered	295,556	15,087
BrT Multimídia	168,589	3,658
Oi Móvel	125,754	7,926
Telemar	1,051	3,433
Serede	161	70
Paggo Administradora	1
Other operating income	20,399	11,151
BrT Multimídia	8,123	1,595
Oi Móvel	11,824	9,550
Serede	452	6
Financial income	(4,035,767)	2,212,555
Telemar	294	893
Oi Holanda	(3,392,348)	1,771,722
PTIF	(643,718)	439,939
Pointer	5	1

110

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Six-month period ended
	COMPANY
	06/30/2021	06/30/2020
Revenue
Revenue from services rendered	305,768	26,226
BrT Multimídia	168,723	3,793
Oi Móvel	132,235	15,773
Telemar	4,371	6,502
Serede	219	158
Paggo Administradora	1
Drammen	219
Other operating income	35,973	21,931
BrT Multimídia	13,438	2,825
Oi Móvel	21,374	19,100
Serede	457	6
Drammen	472
Calitéia	232
Financial income	(1,350,584)	9,120,318
Telemar	1,177	1,785
Oi Holanda	(1,440,825)	7,357,754
PTIF	89,057	1,752,673
PT Participações		8,105
Pointer	7	1

	Three-month period ended
	COMPANY
	06/30/2021	06/30/2020
Operating costs and expenses	(353,664)	(186,765)
BrT Multimídia	(98,787)	(342)
Oi Móvel	(14,830)	(6,867)
Telemar	(765)	(2,629)
Paggo Administradora		(17)
BrT Call Center	(91,312)	(102,197)
Serede	(147,970)	(74,713)
Financial expenses	3,292,603	(1,816,176)
Telemar	(1,697)	(5,091)
Oi Móvel	(7)
Serede	(3,330)	(983)
BrT Call Center	(399)	(401)
BrT Multimídia	(1,802)	(1,615)
Oi Holanda	3,200,395	(1,767,905)
PTIF	100,673	(40,181)
PT Participações	(1,230)

111

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Six-month period ended
	COMPANY
	06/30/2021	06/30/2020
Operating costs and expenses	(564,210)	(390,540)
BrT Multimídia	(138,244)	(684)
Oi Móvel	(20,086)	(14,776)
Telemar	(3,195)	(5,527)
Paggo Administradora		(237)
BrT Call Center	(189,808)	(221,320)
Serede	(209,654)	(147,996)
Drammen	(3,223)
Financial expenses	1,359,148	(7,320,014)
Telemar	(6,788)	(10,182)
Oi Móvel	(7)
Serede	(4,314)	(1,973)
BrT Call Center	(805)	(817)
BrT Multimídia	(3,413)	(3,287)
Oi Holanda	1,347,570	(7,094,331)
PTIF	28,135	(209,424)
PT Participações	(1,230)

Credit facilities

The Company may grant credit facilities to its subsidiaries for the purpose of providing working capital for their operating activities. In these cases, maturities can be rescheduled based on these companies’ projected cash flows and these facilities bear interest equivalent to 115% of CDI (115% of CDI at December 31, 2020). In the period ended June 30, 2021 there are no outstanding balances between group companies for this purpose since, as approved in the JRP, real-denominated intercompany claims for working capital purposes were extinguished by netting payables and receivables between the Brazilian RJ Debtors.

The intercompany credit facilities effective at June 30, 2021 are in accordance with the approved JRP. The intercompany claims not covered by said netting as provided for in the JRP were restructured and will be paid 20 years after the end of the settlement of all the claims paid under the terms and conditions of the Default Payment Method, adjusted using the TR for real-denominated credit facilities and changes in foreign exchange rates for international credit facilities. Additionally, credit facilities between the Company, a PTIF, and Oi Holanda were created since that in the context of the implementation of the JRP, the financial debt of the RJ Debtors were substantially consolidated in the Company, which issued financial and equity instruments to settle these debts originally recognized by said subsidiaries. Finally, in the quarter ended June 30, 2021, Oi and PTIF entered into a loan agreement amounting to US$4.15 million to complement the payment of a fee by this (non-operating) company, due in connection with the amendment to the documentation required from the approval of the Amendment to the JRP.

Guarantees

The Company and the other RJ Debtors are jointly and severally liable for the compliance of all obligations set forth by the JRP, as provided therefor.

112

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Oi Futuro

Since 2001, Oi has been reinforcing its commitment to building a more diverse and inclusive society through projects and programs developed by Oi Futuro, our social impact innovation and creativity institute. Legally established as an OSCIP (Civil Society Organization of Public Interest), Oi Futuro has a nationwide presence to promote activities in Culture, Education and Social Innovation areas, thus contributing to the ESG (Environmental Social Governance) agenda and the Sustainable Development Goals (SDGs). Through subsidiary Oi Móvel, contributions to Oi Futuro were made totaling R$7,214 (R$8,181 at June 30, 2020).

Transactions with jointly controlled entities, associates, and unconsolidated entities

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Dividends receivable	25		25
Other entities	25		25

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Accounts payable and other liabilities	20,538	520	23,120	66,021
Hispamar	20,127	520	20,127	61,078
Other entities	411		2,993	4,943

	Three-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Revenue
Revenue from services rendered	122	63	123	179
Hispamar	122	59	123	120
Other entities		4		59
Other income		1		6,117
Hispamar		1		1
Other entities				6,116
Financial income				40
Other entities				40

113

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Six-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Revenue
Revenue from services rendered	202	121	203	296
Hispamar	202	117	203	237
Other entities		4		59
Other income		2		6,118
Hispamar		2		2
Other entities				6,116
Financial income				120
Other entities				120

	Three-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Costs/expenses
Operating costs and expenses	(25,473)	(4)	(47,170)	(64,674)
Hispamar	(25,473)		(38,903)	(58,009)
Other entities		(4)	(8,267)	(6,665)
Financial expenses	(6)		(10)	(19)
Hispamar	(6)		(9)	(18)
Other entities			(1)	(1)

	Six-month period ended
	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Costs/expenses
Operating costs and expenses	(25,734)	(307)	(88,768)	(111,326)
Hispamar	(25,734)	(303)	(74,315)	(98,152)
Other entities		(4)	(14,453)	(13,174)
Financial expenses	(6)		(23)	(42)
Hispamar	(6)		(22)	(40)
Other entities			(1)	(2)

The balances and transactions with jointly controlled entities, associates, and unconsolidated entities result from business transactions carried out in the normal course of operations, namely the provision of telecommunications services by the Company to these entities and the acquisition of these entities’ contents and the lease of their infrastructure.

Compensation of key management personnel

As at June 30, 2021, the compensation of the officers responsible for planning, managing and controlling the Company's activities, including the compensation of the directors and executive officers, totaled R$24,608 (R$33,700 at June 30, 2020), as shown in the table below:

114

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Three-month period ended
	06/30/2021	06/30/2020
Compensation of key management personnel[1]
Short-term benefits paid to officers (i)[2]	8,454	5,226
Share-based compensation	2,839	1,313
Total	11,293	6,539

	Six-month period ended
	06/30/2021	06/30/2020
Compensation of key management personnel[1]
Short-term benefits paid to officers (i)[2]	17,923	31,073
Share-based compensation	6,685	2,627
Total	24,608	33,700

1 The amounts shown above refer to the parent company and consolidated since key management personnel is allocated to the Company.

2 The amounts shown do not take into consideration the impacts related to payroll taxes pursuant to a decision issued by the CVM Board on December 8, 2020 (CVM Proceeding No. 19957.007457/2018-10) and communicated by Official Letter in January 2021.

(i) Wages, salaries, fees, paid leave and paid sick leave, profit sharing and bonuses, and noncash benefits (such as medical care, housing, cars, and free or subsidized goods or services).

30.       HELD-FOR-SALE ASSETS AND DISCONTINUED OPERATIONS

The information on held-for-sale assets should be read together with the financial statements for the year ended December 31, 2020.

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Assets
Sale of UPIs (a) (*)	6,559,512		33,505,563	20,625,007
International operations (b)	46,224	57,204	75,846	99,633
Sale of properties	46,552	43,418	46,552	47,302
Total	6,652,288	100,622	33,627,961	20,771,942

(*) In the Company, refers to the equity interests in investments held for sale.

	COMPANY		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Liabilities
Sale of UPIs (a)			13,116,663	9,152,947
International operations (b)			29,622	42,429
Total			13,146,285	9,195,376

115

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BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a)	Sale of UPIs

Information regarding the stage of the disposal of each of the UPIs is described in detail in Note 1 - General Information, subparagraphs 2.1 to 2.5 for each UPI.

The assets and liabilities related to the UPI Mobile Assets, UPI InfraCo, and UPI TVCo are classified as held for sale since their carrying amounts are being recovered primarily through sale transactions rather than through continuous use. The Company considers that the sale of these assets is highly probable, considering how the divestment plan of these assets is unfolding. The group of assets and liabilities of the UPIs are stated at the lower of carrying amounts and fair values less selling expenses.

116

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BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a.1)       Held-for-sale assets

The main components of the assets held sale and liabilities associated to assets held for sale of the UPIs, net of intragroup transactions, are as follows:

	06/30/2021	12/31/2020
Held-for-sale assets	33,505,563	20,625,007
Current assets	3,956,670	1,935,564
Cash and cash equivalents	531,058	207,925
Cash investments	1,240,456
Accounts receivable	1,363,678	1,075,583
Inventories	13,431	11,932
Current recoverable taxes	4,463	6,412
Other taxes	79,255	58,834
Judicial deposits	321	383
Pension plan assets	20	127
Prepaid expenses	678,499	513,609
Other assets	45,489	60,759
Non-current assets	29,548,893	18,689,443
Deferred taxes		(47,740)
Other taxes	142,051	171,373
Judicial deposits	38,397	34,621
Prepaid expenses	437,233	440,290
Other assets	6,898	35,748
Property, plant and equipment (i)	28,121,912	17,297,887
Intangible assets	802,402	757,264
Liabilities associated to held-for-sale assets	13,116,663	9,152,947
Current liabilities	5,670,650	3,189,571
Payroll, related taxes and benefits	139,162	208,563
Trade payables	1,204,268	1,267,096
Borrowings and financing (ii)	2,531,367
Current taxes payable		3,866
Other taxes	179,600	222,195
Licenses and concessions payable	53,589	44,502
Tax refinancing program	149	145
Provisions	494	161
Leases payable (iii)	1,224,821	1,034,467
Other payables	337,200	408,576
Non-current liabilities	7,446,013	5,963,376
Deferred and payable taxes	587,852
Other taxes	3,696	4,086
Tax refinancing program	336	410
Provisions	63,385	63,772
Leases payable (iii)	5,625,084	4,601,655
Other payables	1,165,660	1,293,453

117

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(i)       Changes in held-for-sale property, plant and equipment items

	Works in progress	Automatic switching equipment	Transmission and other equipment	Infrastructure	Buildings	Right of use - leases	Other assets	Total
PP&E, net
Balance at Dec 31, 2020	624,911	585,976	10,148,731	491,495	60,387	5,224,465	161,922	17,297,887
Contractual changes						424,914		424,914
Additions (*)	2,292,505		14,895	2,007		1,159,842	297,273	3,766,522
Write-offs			(9,707)	(56,963)	(17,391)	(137,346)	(7,403)	(228,810)
Transfer from/to held-for-sale assets (**)		(41,913)	4,994,823	1,907,091	(192)		1,590	6,861,399
Transfers	(1,689,018)	32,680	1,543,398	108,380	2,607		1,953
Balance at Jun 30, 2021	1,228,398	576,743	16,692,140	2,452,010	45,411	6,671,875	455,335	28,121,912

(*) The additions to line item ‘Rights of use – leases’ result primarily from the recognition of the tower lease contracts entered into with Highline, the company that acquired the UPI Towers.

(**) The transfers to held-for-sale assets arise mainly from the assets subject to the Indefeasible Rights of Use (IRU) agreements, between the Company (Assignor) and the UPI InfraCo (Assignee), totaling R$6,814 million (Note 16 (ii)).

(ii)	The increase in borrowings and financing is represented by the private placement of convertible debentures of the UPI InfraCo, pursuant to the terms of the Amendment to the JRP. The debentures bear monthly compound interest equivalent to the IPCA variance + 11% p.a., and principal is repayable in a bullet payment on the issue’s maturity, on May 26, 2023, fully collateralized by claims, including present and future receivables, not limited to the revenue flow of BrT Multimídia, and its operating assets, except for the wholesale contracts, as well as the amounts to be paid by the potential acquirer of the shares of the UPI InfraCo under the final documentation relating to this sale transaction, except for the funds paid as consideration for the acquisition of the shares of the UPI InfraCo itself. The Company provided a guarantee for this instrument. The total amount of the guarantees is R$2,565,631. For additional information see Note 1, InfraCo SPC Debentures based on Section 5 of the Amendment to the JRP.

(iii)	Increase arising from the lease contracts entered into with Highline (see (i) above).

(a.2)       Discontinued operations

The operations related to the UPI Mobile Assets, the UPI InfraCo, and UPI TVCo are classified as discontinued operations as they are an integral part of coordinated divestment plan.

The table below shows the main revenue and expenses components related to profit (loss) from discontinued operations of the UPIs, as well as the revenue and expenses related to the Company’s continuing operations, net of intragroup transactions:

118

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BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY		CONSOLIDATED
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
	DISCONTINUED OPERATION
NET OPERATING REVENUE			4,368,904	4,575,543
Operating income (expenses):
Interconnection			(121,580)	(152,749)
Personnel			(289,396)	(289,450)
Third-party services			(1,266,859)	(1,155,058)
Grid maintenance service			(204,930)	(211,633)
Handset and other costs			(35,058)	(35,572)
Advertising and publicity			(25,189)	(18,725)
Rentals and insurance			(623,349)	(480,136)
(Provisions)/reversals			35	22
Expected losses on trade receivables			(77,649)	(183,492)
Taxes and other income (expenses)			(187,732)	(115,865)
Other operating income (expenses), net	367,259	(548,343)	244,447
Operating expenses excluding depreciation and amortization	367,259	(548,343)	(2,587,260)	(2,642,658)
Depreciation and amortization (i)			(295,537)	(1,643,571)
Total operating expenses	367,259	(548,343)	(2,882,797)	(4,286,229)
Profit (loss) before financial income (expenses) and taxes	367,259	(548,343)	1,486,107	289,314
Financial income (expenses):
Financial income			15,098	19,447
Financial expenses			(534,900)	(856,782)
Total financial income (expenses)			(519,802)	(837,335)
Pretax profit (loss)	367,259	(548,343)	966,305	(548,021)
Income tax and social contribution			(599,046)	(322)
Profit (loss) for the period	367,259	(548,343)	367,259	(548,343)

(i)	The depreciation expenses from discontinued operations result from the classification to held-for-sale assets, as at May 1, 2021, consisting of assets subject to the IRU agreements between Oi and the UPI InfraCo, of which R$216,948 from the first quarter of 2021 and R$78,589 from April 2021. Pursuant to CPC 31/IFRS 5, the related depreciation expenses are presented comparatively to prior periods, which required the reclassification of the depreciation expense previously presented in continued operations to discontinued operation, in the prior three- and six-month periods ended June 30, 2020 and the three-month period ended March 31, 2021.

119

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a.2.1)       Restatement of the comparative balances of discontinued operation

Statement of Profit or Loss

	COMPANY			CONSOLIDATED
	06/30/2020			06/30/2020
	Previously stated	Discontinued operations	Continuing operations	Previously stated	Discontinued operations	Continuing operations
NET OPERATING REVENUE	1,579,128		1,579,128	9,292,273	4,575,543	4,716,730
Cost of sales and/or services	(1,350,764)		(1,350,764)	(7,288,378)	(4,007,658)	(3,280,720)
Gross profit	228,364		228,364	2,003,895	567,885	1,436,010
Operating income (expenses)
Share of results of investees	(7,268,653)	(548,343)	(6,720,310)	30,745		30,745
Selling expenses	(266,668)		(266,668)	(1,483,929)	(488,272)	(995,657)
General and administrative expenses	(423,780)		(423,780)	(1,389,115)	(740)	(1,388,375)
Other operating income	281,274		281,274	1,439,181	232,746	1,206,435
Other operating expenses	(66,021)		(66,021)	(778,838)	(22,305)	(756,533)
Loss before financial income (expenses) and taxes	(7,515,484)	(548,343)	(6,967,141)	(178,061)	289,314	(467,375)
Financial income	2,899,202		2,899,202	700,215	19,447	680,768
Financial expenses	(5,085,252)		(5,085,252)	(10,302,796)	(856,782)	(9,446,014)
FINANCIAL INCOME (EXPENSES)	(2,186,050)		(2,186,050)	(9,602,581)	(837,335)	(8,765,246)
Pre-tax loss	(9,701,534)	(548,343)	(9,153,191)	(9,780,642)	(548,021)	(9,232,621)
Income tax and social contribution
Current				9,638	(322)	9,960
Deferred	12,085		12,085	23,814		23,814
Loss of continuing operations	(9,689,449)	(548,343)	(9,141,106)	(9,747,190)	(548,343)	(9,198,847)
Discontinued operations
Profit (loss) for the year of discontinued operations (net of taxes)		548,343	(548,343)		548,343	(548,343)
Loss for the period	(9,689,449)		(9,689,449)	(9,747,190)		(9,747,190)

120

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BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statement of cash flows

	COMPANY			CONSOLIDATED
	06/30/2020			06/30/2020
	Previously stated	Discontinued operations	Continuing operations	Previously stated	Discontinued operations	Continuing operations
Cash flows from operating activities
Pretax profit (loss)	(9,701,534)	(548,343)	(9,153,191)	(9,780,642)	(548,021)	(9,232,621)
Non-cash items
Charges, interest income, inflation adjustment, and exchange differences	8,155,999		8,155,999	10,594,189	264,294	10,329,895
Fair value adjustment to borrowings and financing	(6,431,898)		(6,431,898)	(2,598,494)		(2,598,494)
Adjustment of trade payables to present value	43,349		43,349	131,252		131,252
Transaction with derivative financial instruments (Note 6)	127,581		127,581	127,581		127,581
Depreciation and amortization (Note 5)	760,600		760,600	3,435,963	1,643,571	1,792,392
Gain (loss) on disposals and write-offs of assets	24,663		24,663	(103,929)		(103,929)
Estimated loss on doubtful debts (Note 5)	25,381		25,381	266,054	183,492	82,562
Provisions/(reversals) (Note 5)	3,500		3,500	75,977	12,935	63,042
Share of results of investees (Note 5)	7,268,653	548,343	6,720,310	(30,745)		(30,745)
Concession Agreement Extension Fee - ANATEL	29,669		29,669	158,349	(35,127)	193,476
Employee and management profit sharing	5,977		5,977	34,760		34,760
Tax recovery	(74,458)		(74,458)	(273,113)		(273,113)
Inflation adjustment to provisions/(reversals) (Note 6)	181,387		181,387	377,374		377,374
Inflation adjustment to tax refinancing program (Note 6)	2,433		2,433	4,452		4,452
Other	(35,580)		(35,580)	(71,164)		(71,164)

Changes in assets and liabilities
Accounts receivable	(416,121)		(416,121)	(367,696)		(367,696)
Inventories	4,216		4,216	33,592		33,592
Taxes	130,961		130,961	1,196,610		1,196,610
Increases/decreases of cash investments	921		921	974		974
Trade payables	(301,308)		(301,308)	(731,537)		(731,537)
Payroll, related taxes and benefits	(26,862)		(26,862)	(71,686)		(71,686)
Licenses and concessions				(41,209)		(41,209)
Provisions	(88,005)		(88,005)	(218,601)		(218,601)
Changes in assets and liabilities held for sale				210,896		210,896
Other assets and liabilities	49,802		49,802	(86,610)		(86,610)
Financial charges paid - debt	(351,358)		(351,358)	(352,074)		(352,074)
Financial charges paid - leases	(12,337)		(12,337)	(136,231)	(69,940)	(66,291)
Income tax and social contribution paid - Company				(33,430)		(33,430)
Income tax and social contribution paid - third parties				(46,469)		(46,469)
Cash flows generated by (used in) operating activities - continuing operations			(624,369)			253,189
Cash flows generated by (used in) operating activities – discontinued operations					(1,451,204)	1,451,204
Cash flows generated by (used in) operating activities	(624,369)		(624,369)	1,704,393		1,704,393
Cash flows from investing activities
Purchases of tangibles and intangibles	(449,458)		(449,458)	(3,949,574)	(2,812,251)	(1,137,323)
Due from related parties and debentures - receipts	365,292		365,292
Proceeds from the sale of investments and capital assets				129,984		129,984
Cash received due to capital reduction in subsidiary - PT Participações	2,933,982		2,933,982
Cash received on the sale of investments - PT Ventures				3,912,601		3,912,601

121

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Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY			CONSOLIDATED
	06/30/2020			06/30/2020
	Previously stated	Discontinued operations	Continuing operations	Previously stated	Discontinued operations	Continuing operations
Judicial deposits	(39,690)		(39,690)	(158,426)	(2,846)	(155,580)
Redemptions of judicial deposits	248,727		248,727	349,234		349,234
Capital increase in subsidiaries	(179,632)		(179,632)
Advance for future capital increase in subsidiary	(900,000)		(900,000)
Cash flows used in investing activities - continuing operations			1,979,221			3,098,916
Cash flows used in investing activities – discontinued operations					2,815,097	(2,815,097)
Cash flows used in investing activities	1,979,221		1,979,221	283,819		283,819
Cash flows from financing activities
Borrowings net of costs				2,473,319		2,473,319
Repayment of principal of borrowings, financing, and derivatives	(1,824)		(1,824)	(4,919)		(4,919)
Proceeds from (repayments of) derivative financial instrument transactions	(128,733)		(128,733)	(128,733)		(128,733)
Tax refinancing program	(18,994)		(18,994)	(28,135)		(28,135)
Lease payment	(59,454)		(59,454)	(745,533)	(439,829)	(305,704)
Cash flows generated by financing activities - continuing operations			(209,005)			2,005,828
Cash flows generated by financing activities - discontinued operations					439,829	(439,829)
Cash flows generated by financing activities	(209,005)		(209,005)	1,565,999		1,565,999
Foreign exchange differences on cash equivalents	160,093		160,093	214,497		214,497
Cash flows for the period	1,305,940		1,305,940	3,768,708		3,768,708
Cash and cash equivalents
Closing balance	2,255,907		2,255,907	5,850,653		5,850,653
Opening balance	949,967		949,967	2,081,945		2,081,945
Changes in the period	1,305,940		1,305,940	3,768,708		3,768,708

122

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Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statement of Value Added

	COMPANY			CONSOLIDATED
	06/30/2020			06/30/2020
	Previously stated	Discontinued operations	Continuing operations	Previously stated	Discontinued operations	Continuing operations
Revenue	2,330,584		2,330,584	12,973,559	5,813,349	7,160,210
Inputs purchased from third parties	(947,998)		(947,998)	(4,666,512)	(2,090,068)	(2,576,444)
Gross value added	1,382,586		1,382,586	8,307,047	3,723,281	4,583,766
Retentions	(974,411)	548,343	(1,522,754)	(4,140,413)	(1,130,882)	(3,009,531)
Wealth created by the Company	408,175	548,343	(140,168)	4,166,634	2,592,399	1,574,235
Value added received as transfer	3,277,277	7,098,385	(3,821,108)	4,271,658	3,560,145	711,513
Wealth for distribution	3,685,452	7,646,728	(3,961,276)	8,438,292	6,152,544	2,285,748
Wealth distributed
Personnel	(158,274)		(158,274)	(1,029,995)	(249,846)	(780,149)
Taxes and fees	(385,149)		(385,149)	(2,474,670)	(1,035,983)	(1,438,687)
Lenders and lessors	(12,831,478)	(7,646,728)	(5,184,750)	(14,680,817)	(4,866,715)	(9,814,102)
Shareholders	9,689,449		9,689,449	9,747,190		9,747,190
Wealth distributed	(3,685,452)	(7,646,728)	3,961,276	(8,438,292)	(6,152,544)	(2,285,748)
(b)	International operations

Oi’s management was authorized to take all the necessary steps to sell the investments in Africa and in Asia.

The Company maintained in the group of international assets held for sale the investments in Companhia Santomense de Telecomunicações, S.A.R.L. (“CST”), since, on October 20, 2020, Africatel signed a Share Purchase and Assignment Agreement for the sale of its shares in CST, having submitted to the governmental bodies of São Tomé and Príncipe the request for approval to complete the transaction.

The Company remains committed to disposing of the operating assets related to the operations in Africa and Asia, including its investments in Timor Telecom S.A. and in telephone directory companies in Africa, and has been assessing a project to decommission the companies that remain after the sale of foreign companies is completed.

The group of assets and liabilities of the African operations are stated at the lower of their carrying amounts and their fair values less costs to sell, and are consolidated in the Company’s statement of profit or loss.

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The main components of the assets held sale and liabilities associated to assets held for sale of the African operations are as follows:

	Operations in Africa
	06/30/2021	12/31/2020
Held-for-sale assets	75,846	99,633
Cash, cash equivalents and cash investments	14,484	33,752
Accounts receivable	39,112	41,609
Other assets	9,760	7,172
Investments	178	191
Property, plant and equipment	9,474	13,659
Intangible assets	2,838	3,250

Liabilities directly associated to assets held for sale	29,622	42,429
Borrowings and financing		10,406
Trade payables	14,915	11,223
Other liabilities	14,707	20,800

Total held-for-sale assets, net of the corresponding liabilities – consolidated	46,224	57,204
Total assets held for sale – parent company	46,224	57,204
Investments in Africa	46,224	57,204

The companies that are not expected to be sold in the short term started to be consolidated in the balance sheet.

31.       OTHER INFORMATION

(a)       Operation: Mapa da Mina

On December 10, 2019, the Brazilian Federal Police launched the 69th phase of Operation: Lava Jato (Car Wash), named “Operation: Mapa da Mina” (Mine Plan) (Criminal Search and Seizure Order No. 5024872-64.2018.4.04.7000/PR - 13th Federal Criminal Court of Curitiba), one of the main targets of which was Fábio da Silva, son of former president Luiz Inácio Lula da Silva. The investigation, which has neither the Company nor any of its current officers as defendants, is based on a suspected transfer of several companies to Gamecorp and Grupo Gol, in exchange for alleged benefits from the Federal Government. As a result of such investigation, Company buildings in the States of São Paulo and Rio de Janeiro, and in Brasília were searched and documented were seized. Since then, the Company has cooperated with the investigations by making all the clarifications and delivering all the documents requested. On March 12, 2020, the 4th Region Federal Court granted an habeas corpus (Habeas Corpus No. 5052647-8.2019.4.04.000/PR) was granted, requiring that the records of said Operation be sent to the São Paulo Judiciary Section, after concluding that there was no connection between the facts reported in the investigation and those verified in Operation: “Lava Jato”. On December 7, 2020, the 10th Criminal Court of São Paulo declined on its jurisdiction to process the case and required that the court records be sent to one of the Rio de Janeiro, RJ Judiciary Subsection.

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Because of this decision, the defense attorneys of the individuals involved have filed requests for reconsideration and a strict appeal so that the investigation remains under the jurisdiction of the 10th Federal Court of São Paulo.

Among the initiatives undertaken, the Company engaged an independent external auditor to conduct a forensic investigation to cover all the allegations made in the case record and created a Multidisciplinary Committee consisting of members from different departments, such as the legal, compliance, internal audit and accounting department, to determine the main procedures to be performed, and set a schedule of relevant activities in response to the allegations of said investigation involving the Company and its subsidiaries. In this regard, the Multidisciplinary Committee determined the following procedures: (i) retain a renowned, specialized law firm, independent from the Company and its subsidiaries, to conduct an internal investigation on the allegations made in the Federal Public Prosecution Office (MPF) and the Brazilian Federal Police (PF) investigations; (ii) request an assessment by the outside legal counsel of the results of said internal investigation to be conducted by the specialized law firm, if applicable; (iii) request an assessment by the outside legal counsel of possible legal and regulatory impacts in Brazil and in the United States, regarding all allegations made in the investigation, considering the applicable anticorruption legislation and/or illegal activities; (iv) request an assessment by the compliance department to determine whether any material weaknesses in the internal control environment existing at the time covered by the investigations still persist in the current Company governance and internal control scenario; (v) conduct periodic meetings to follow up on the status of the assessments to be carried out; and (vi) submit of the results of all assessments to be carried out to the members of the Audit, Risk and Controls Committee (“CARC”), which reports to the Company’s Board of Directors. In this context, the specialized law firm completed its internal independent investigation in February 2020, based on interviews, information, and documentation submitted by the Company’s management and taking into consideration the constraints imposed by the time period covered by said investigation (2003-2019), and did not identify any indications of illegalities committed by the Company linked to the allegations made by the MPF and the PF in the “Operation: Mine Plan” investigation. This internal use report was extensively discussed and presented to the members of the Multidisciplinary Committee, as well as to the members of the CARC.

(b)       Potential effects of the COVID-19 pandemic

On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and in March the World Health Organization categorized COVID-19 as a pandemic that has caused death and the imposition of measures that have caused unprecedented social and economic impacts in Brazil and the world.

The Company understands the key role of telecommunications for society, is complying with the health and safety recommendations issued by the authorities, and has been monitoring the situation and how it unfolds and its possible impacts. For this reason, since March 2020, the Company has maintained a multidisciplinary crisis response team focused on ensuring the continuity of its operation and services to customers, the health of its employees, and monitoring actions to fight the impacts of the pandemic.

125

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The main measures adopted and maintained by the Company since the beginning of the pandemic include:

•	home office: approximately 78% of the workforce is working remotely and have been able to perform their duties without any interruption;
•	safe fieldwork protocol: employees whose activities are not compatible with the home office work, such as outside service technicians (classified by the authorities as an essential workers), follow health and preventive protocols, including the use of PPE (personal protection equipment), tests, and the timely isolation of any suspected or confirmed cases;
•	stock coverage: we maintain regular communications with our suppliers and service providers in order to ensure timely delivery of inputs and equipment and prevent disruptions in our logistics and supply chain;
•	strengthening the network: the Company responded quickly to the increased demand for telecom services and activated new circuits in its backbone infrastructure that did not suffer any significant decline even with the increase in traffic.
•	digitalization: the Company has intensified and maintains the digitalization of processes, sales and customer service channels, telemarketing and teleagents, providing alternatives for its customers and minimizing the possible impact of restrictions to face-to-face activities.

Regarding the second quarter of 2021, because of the new wave of the pandemic, stronger in April 2021, local and regional authorities promoted and implemented social distancing and lockdown measures and issued decrees limiting noncore business operations, which resulted in the shutdown of the Company’s retail stores and distribution channels of its mobile service. In contrast, follows an increase in demand for our broadband services, specifically FTTH services, from both residential and B2B customers. On the operations side, there were no significant impacts, since the provision of telecom services is classified as an essential activity and continues to operate normally.

Throughout the second quarter, with the gradual progress of vaccination and the reduction of bed occupancy rates, many states and municipalities began the introduce a gradual reopening and easing of restrictive measures. Thus, the Company has gradually resumed the activities of its own stores, pursuant to all established protocols, even though the situations in each location will continue to be monitored in case of any change.

Even though the scenario is adverse and that there are still uncertainties regarding the duration and effects of the pandemic, to date we have no records of material disruptions in our operations and results and all mitigation actions already adopted are being preventively maintained for an indefinite period.

126

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(c)       Corporate restructuring to form the UPI InfraCo

The Extraordinary Shareholders’ Meeting of indirect subsidiary BrT Multimídia held on June 8, 2020 approved its capital increase in the amount of R$822,673,091.98, without the issuance of new shares, which was fully subscribed and paid in by Oi Móvel, also an indirect subsidiary of the Company, through the assignment of net assets comprised of (i) property, plant and equipment and intangible assets of Oi Móvel, the Fiber-to-the-Home (“FTTH”) class; (ii) part of the usage and consumption supplies acquired for use in the expansion of FTTH; and (iii) the balance of dividends payable.

Subsequently, at the Extraordinary Shareholders’ Meeting of BrT Multimídia held on October 13, 2020, a new capital increase was approved, totaling R$1,673,412,964.45, through the issuance, by BrT Multimídia, of 52,700 registered common shares without par value, of which R$173,485,677.43 was allocated to the issued capital line item and R$1,499,927,287.02 was allocated to the recognition of a capital reserve. Oi Móvel subscribed all of the shares issued in connection with the aforementioned capital increase, which were paid in through the contribution of FTTH fiber assets, recorded as property, plant and equipment and intangible assets of Oi Móvel, to the assets of BrT Multimídia.

In addition, at the Extraordinary Shareholders’ Meeting of BrT Multimídia held on December 30, 2020, the capitalization of an Advance for Future Capital Increase (“AFAC”) amounting to R$700,000,000.00, which had been granted by Oi Móvel to BrT Multimídia, was approved. As a result of this capital increase, BrT Multimídia issued 212,640 registered common shares without par value, which were fully subscribed and paid in by Oi Móvel through the capitalization of the granted AFAC.

BrT Multimídia’s Extraordinary Shareholders’ Meeting held on January 1, 2021 approved its partial spin-off, with the segregation and removal from its assets of elements not related to the core business of UPI InfraCo, which were merged with and into Oi Móvel. As a result of the partial spin-off, the capital of BrT Multimídia was reduced by R$17,698,607.37, without the cancellation of shares, from R$2,013,309,621.84 to R$1,995,611,014.47, divided into 611,586 registered common shares and without nominal amount.

BrT Multimídia’s Annual and Extraordinary Shareholders’ Meeting held on April 30, 2021 approved a new partial spin-off, with the segregation and removal from its assets elements not related to the core business of UPI InfraCo, which were merged with and into Oi. Given that the assets spun-off from BrT Multimídia were valued at R$0.00 (zero Brazilian reais), BrT Multimídia’s share capital did not change as a result of the transaction.

Both partial spin-off transactions were approved without joint and several liability, so that Oi Móvel and Oi became liable only for the obligations that were transferred to Oi Móvel and Oi as a result of the partial spin-offs and it did not assume any liability, either individually or jointly, for any debts, obligations or liabilities of BrT Multimídia that had not been transferred as part of the partial spin-off in question, regardless of their nature and if they are present, contingent, past and/or future.

127

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 06/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The capital increases and partial spin-offs of BrT Multimídia are in line with the terms of the Strategic Plan and the JRP, as amended, and are steps in the corporate and asset restructuring process of the Oi Companies described in the JRP, aimed at optimizing their operations, assets and liabilities and, more specifically, the formation of the UPI InfraCo.

32.       EVENTS AFTER THE REPORTING PERIOD

(a)	2nd Issue of Oi Móvel Debentures

On July 30, 2021, the Company completed the issue of and payment of the 2nd Issue of Oi Móvel Debentures for private placement, amounting to R$2,000,000,000.00 (Note 1).

(a)	Issue of Notes by Oi Móvel

On July 30, 2021, the issue of Notes totaling US$880,000,000.00 was completed. On the same date, the 1st Issue Oi Móvel Debentures, maturing in January 2022, with principal of R$2,500,000,000.00 (Note 1), were fully settled with part of the net proceeds of this issue.

128